2007 Annual Report

EQUITY RESIDENTIAL

Equity Residential is an S&P 500 company focused on the acquisition, development and management of high-quality apartment properties in top U.S. growth markets. At December 31, 2007, the company owned or had investments in 579 properties consisting of 152,821 apartment units in 24 states and the District of Columbia.

To Our Shareholders:

I firmly believe that the economy is dramatically stronger today than the news media would lead you to believe. That is not to say the economy is not slowing – it most certainly is. But fundamentals are solid, corporate profits are strong and world-wide economic growth remains robust, which will help the domestic economy. Nevertheless, we are still at risk of a self-fulfilling prophecy. The freeze in the credit markets reflects a profound lack of trust within the financial community, and consumer confidence remains low.

The good news is that the Federal Reserve has been very aggressive in lowering interest rates, and this will go a long way toward unlocking the credit markets. While we won't return to the robust market of past years anytime soon, we can look forward to seeing liquidity flow more easily.

Turning to real estate, I expect to see the beginning of a recovery in the housing market this spring, but at least another year will pass before the industry is considered healthy. Equity Residential, in particular, is well positioned for the year ahead. With a virtual halt on new apartment supply since mid-2007, the continuing growth of over one million households per year, and the lingering reluctance of home buyers to commit, market conditions should converge to put the wind at the company's back for sometime to come.

Have a safe and prosperous year.

Samuel Zell
Chairman of the Board of Trustees

April 11, 2008

Dear Fellow Shareholders:

Equity Residential is positioned to deliver top-tier performance in 2008 with a strong balance sheet, a portfolio of well-located, well-leased properties, market fundamentals that will favor the apartment business and an experienced team of apartment professionals supported by a seasoned operating platform.

Our Operating Performance

I am pleased to report that we delivered solid financial performance in 2007. We knew that the apartment industry's impressive gains in 2006 would be difficult to beat, yet we had high expectations as the year began, with good job and economic growth across our core markets. As we all now know, after a strong start the economy cooled and job growth slowed across the country. Nevertheless, our team of property management professionals delivered same-store revenue growth of 4.3%, same-store expense growth of only 2.1% and same-store net operating income (NOI) growth of 5.6%. Our FFO (funds from operations, the REIT equivalent of earnings per share) was $2.39 per share, above the high end of our expectations.

This strong operating performance allowed us to reward our shareholders with a 4.3% dividend increase for a current annual distribution of $1.93 per share.

Property Operations

Technology is transforming the management and operations of our business. Our state-of-the-art operating system, which we began to implement in 2006, has put impressive tools for maximizing revenue, controlling expenses and relaying crucial real-time information at our managers' fingertips. Now fully seasoned, the system will deliver tangible results in 2008, through more strategic pricing, streamlined purchasing and opportunities for increased customer loyalty.

The management "dashboard" of real-time activity means property personnel are able to respond to resident requests quickly and more efficiently. Our maintenance teams are now rewarded for hitting specific benchmarks that correspond to key criteria like great move-in experiences and efficient resolution of service requests. Having immediate access to everything from occupancy and unit availability to renewal conversions and make-ready status gives our managers the information they need to optimize on-site activities and maximize operating cash flow.

One area we're particularly excited about is how we communicate with our residents and, more importantly, how they communicate with us. Our residents can now go online to pay rent, renew leases, request service or just tell us what's on their minds at our website. We've implemented an online surveying tool that helps track each resident's experience, providing data to compute customer loyalty scores for each property. The information we gather also allows us to target our services to the specific wants and needs of each resident.

We also have upgraded our proprietary website, equityapartments.com. Generating 30,000 unique visitors each day, the site is one of our best sources for new leases. As a result, we have reduced leasing and administration costs by 27% in the last two years.

The Equity Residential Portfolio

In 2002, we made the strategic decision to concentrate our capital investments in fewer, higher-quality assets located in metropolitan areas we believed would deliver the best long term returns to our shareholders. Since then we have significantly transformed our portfolio from a peak of some 225,000 apartment units in more than 50 markets across the country to our current portfolio of 150,000 apartment units in 20 core markets. Each of those markets is expected to significantly outperform national norms in job and household growth for many years to come.

We continued to execute this strategy in 2007 by selling 73 properties in markets like Houston, Milwaukee, Minneapolis and Nashville, for approximately $1.9 billion. We reinvested these proceeds into exceptional assets in New York City, Seattle, Southern California, Northern California and Florida.

At this point we have nearly completed our shift to high-barrier, high-growth markets, with only $2 billion of assets remaining to be sold. We will continue to dispose of assets this year, provided we can achieve pricing that meets our expectations. Thanks in part to liquidity available to buyers from Fannie Mae and Freddie Mac, we continue to find strong demand for our assets despite what is happening in other real estate segments. Our team is in the market every day, valuing assets for both purchase and sale. Up to this point, we have not seen a dramatic change in values or capitalization rates. As long as this is the case, we will continue to execute our strategy to complete the portfolio transformation on your behalf.

Development

One of the most important competencies we've established over the past five years is in developing assets from the ground up. Not only has development been hugely successful in creating value for our shareholders, but it has played a key role in our portfolio transformation process. In 2007, we broke ground on $573 million in assets and stabilized three great properties – in Los Angeles, Washington, D.C. and California's Inland Empire – at a yield of 7%. In 2008, we expect to continue with selective opportunities in our development pipeline. As always, we will act prudently, this year exploring joint ventures where third-party capital can be used to share funding obligations. This will allow us to fund the development pipeline while maintaining our very important liquidity position – keeping our powder dry, so to speak, in very uncertain times.

Condominium Conversion

We look at our condominium conversion business in much the same way as new development. Our experience and expertise allow us to make significant profits for our shareholders when the market is right. We have structured this business to expand or contract our activities in response to market conditions, including retaining a team of experts in the "nuts and bolts" of the business. While condominium conversions remain a viable strategy long term, we will reduce our investments in this business in 2008, yet remain prepared to take advantage of opportunities that will likely arise as markets continue to evolve.

Share Price Performance and Share Buyback

Stock market performance was disappointing for real estate companies in 2007, with the long trend of positive capital flows to the real estate sector reversed for much of the year. Equity Residential experienced total shareholder return of -24.7% for 2007. During the year we saw a major disparity between what we knew to be the true value of our real estate assets, as reflected by actual property acquisitions and dispositions, and the implied value being assigned these assets by the public markets through our common share price.

As a result, our Board of Trustees authorized us to buy back our stock.

We acquired approximately $1.2 billion of common shares during 2007. Property dispositions of approximately $1.9 billion were sold at capitalization rates and prices per unit and square foot that supported this buyback decision. We continue to believe strongly in the underlying value of our portfolio, which consists of assets in some of the country's most coveted locales, including the New York metro area, San Francisco, Southern California and Seattle. And while we have approximately $469 million available under our share buyback program, maintaining valuable liquidity at a very uncertain time in the capital markets would likely take precedent over further share repurchase.

A Strong Balance Sheet

Equity Residential has always thrived on opportunity, with access to capital being the key to seizing opportunity. There is currently widespread uncertainty in the capital markets, with liquidity a significant issue in most quarters. I am pleased to report that we acted swiftly in 2007 to strengthen our balance sheet when credit markets began to act unpredictably. We increased availability under, and extended the term of, our $1.5 billion unsecured credit facility early in the year. In addition, we issued $1 billion of unsecured debt at very favorable terms before the credit meltdown began in the summer. Later in the year we completed a $300 million secured financing and a $500 million unsecured term loan.

Most recently, in anticipation of debt maturities towards the latter half of 2008, we closed a $500 million secured loan. As a result, we have pre-funded all of our debt obligations for 2008 and should finish the year with more than $1 billion available on our credit facility. It is far better to take advantage of the market than have the market take advantage of you.

Transitions

The organizational success we have achieved comes only with the efforts of very talented people. And our future success will require both great leaders and outstanding people working with them, ready to step up when opportunity knocks. At the end of 2007, Gerry Spector, our longtime Chief Operating Officer, elected to retire. Not only was Gerry instrumental in our success but he is a wonderful guy and a great friend to us all. We will miss our daily interaction with him. Fortunately, he didn't go very far since he remains on our Board of Trustees as Vice Chairman and will continue to be an excellent sounding board for our senior management.

Gerry's retirement was part of our very important succession planning process. We were fortunate to have two highly experienced and longtime Equity executives willing to relocate to our Chicago headquarters to work closely with Gerry for several years in anticipation of this changing of the guard. Fred Tuomi and David Santee are doing a terrific job running all aspects of property management, operations, revenue management, marketing and IT. During the year we also saw our CFO, Donna Brandin, leave us. We thank Donna for her contributions and are very pleased that Mark Parrell, formerly Senior VP and Treasurer, answered the call to become our CFO.

Outlook for 2008 and Beyond

Our mission – to be America's choice for apartment living by being uncompromising in delivering on our commitments to our shareholders, our residents and our employees – is a durable one. It reminds us everyday what we need to do and why we need to do it.

Our outlook for 2008 remains positive and our expectations are high. Despite ever-changing economic conditions and a great deal of market volatility, we expect our financial strength, excellent portfolio of assets, improved operational tools and wealth of seasoned, experienced real estate professionals to drive Equity Residential's success.

Today, the fundamentals of our business remain in good shape despite an uncertain economic picture. Even with slowing job growth, our properties are currently 95% occupied. Residents are staying in our units longer due to problems in the single family home market. More renter households will be created as the single family home ownership rate continues to decline. There is very little new apartment supply opening in our core markets. And the demographic picture is very favorable for apartments. Nearly four million members of the "Echo Boom" generation will turn 18 years of age every year for the next decade, increasing the population of young people with a very high propensity to rent apartments.

In short, we have the best people, the best systems, terrific assets in very desirable locales and loyal residents. We are excited about our future and we will perform.

My best to you,

David J. Neithercut
President and Chief Executive Officer

April 11, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended **DECEMBER 31, 2007**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12252

EQUITY RESIDENTIAL
(Exact Name of Registrant as Specified in Its Charter)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	**13-3675988** (I.R.S. Employer Identification No.)
Two North Riverside Plaza, Chicago, Illinois (Address of Principal Executive Offices)	**60606** (Zip Code)

(312) 474-1300
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Common Shares of Beneficial Interest, $0.01 Par Value (Title of Each Class)	**New York Stock Exchange** (Name of Each Exchange on Which Registered)
Preferred Shares of Beneficial Interest, $0.01 Par Value (Title of Each Class)	**New York Stock Exchange** (Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer X   Accelerated filer ____
Non-accelerated filer ____ (Do not check if a smaller reporting company)   Smaller reporting company____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No X

The aggregate market value of Common Shares held by non-affiliates of the Registrant was approximately $12.2 billion based upon the closing price on June 29, 2007 of $45.63 using beneficial ownership of shares rules adopted pursuant to Section 13 of the Securities Exchange Act of 1934 to exclude voting shares owned by Trustees and Executive Officers, some of who may not be held to be affiliates upon judicial determination.

The number of Common Shares of Beneficial Interest, $0.01 par value, outstanding on January 31, 2008 was 269,644,705.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information to be contained in the Company's definitive proxy statement, which the Company anticipates will be filed no later than April 17, 2008, and thus these items have been omitted in accordance with General Instruction G (3) to Form 10-K.

EQUITY RESIDENTIAL

TABLE OF CONTENTS

Item 1. Business

General

Equity Residential ("EQR"), a Maryland real estate investment trust ("REIT") formed in March 1993, is an S&P 500 company focused on the acquisition, development and management of high quality apartment properties in top United States growth markets. EQR has elected to be taxed as a REIT.

The Company is one of the largest publicly traded real estate companies and is the largest publicly traded owner of multifamily properties (based on the aggregate market value of its outstanding Common Shares, the number of apartment units wholly owned and total revenues earned). The Company's corporate headquarters are located in Chicago, Illinois and the Company also operates approximately thirty-five property management offices throughout the United States.

EQR is the general partner of, and as of December 31, 2007 owned an approximate 93.6% ownership interest in, ERP Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"). The Company is structured as an umbrella partnership REIT ("UPREIT"), under which all property ownership and business operations are conducted through the Operating Partnership and its subsidiaries. References to the "Company" include EQR, the Operating Partnership and those entities owned or controlled by the Operating Partnership and/or EQR.

As of December 31, 2007, the Company, directly or indirectly through investments in title holding entities, owned all or a portion of 579 properties in 24 states and the District of Columbia consisting of 152,821 units. The ownership breakdown includes (table does not include various uncompleted development properties):

	Properties	Units
Wholly Owned Properties	507	133,189
Partially Owned Properties:		
Consolidated	27	5,455
Unconsolidated	44	10,446
Military Housing (Fee Managed)	1	3,731
	579	152,821

As of February 6, 2008, the Company has approximately 4,800 employees who provide real estate operations, leasing, legal, financial, accounting, acquisition, disposition, development and other support functions.

Certain capitalized terms used herein are defined in the Notes to Consolidated Financial Statements.

Available Information

You may access our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to any of those reports we file with the SEC free of charge at our website, www.equityresidential.com. These reports are made available at our website as soon as reasonably practicable after we file them with the SEC.

Business Objectives and Operating Strategies

The Company seeks to maximize current income, capital appreciation of each property and the total return for its shareholders. The Company's strategy for accomplishing these objectives includes:

- Leveraging our size and scale in four critical ways:

- Investing in apartment communities located in strategically targeted markets, to maximize our total return on an enterprise level;
    - Meeting the needs of our residents by offering a wide array of product choices and a commitment to service;
    - Engaging, retaining, and attracting the best employees by providing them with the education, resources and opportunities to succeed; and
    - Sharing resources, customers and best practices in property management and across the enterprise.

- Owning a highly diversified portfolio by investing in target markets defined by a combination of the following criteria:

    - High barrier-to-entry (low supply);
    - Strong economic predictors (high demand); and
    - Attractive quality of life (high demand and retention).

- Giving residents reasons to stay with the Company by providing a range of product options available in our diversified portfolio and by enhancing their experience through our employees and our services.

- Being open and responsive to market realities to take advantage of investment opportunities that align with our long-term vision.

Acquisition, Development and Disposition Strategies

The Company anticipates that future property acquisitions, developments and dispositions will occur within the United States. Acquisitions and developments may be financed from various sources of capital, which may include retained cash flow, issuance of additional equity and debt securities, sales of properties, joint venture agreements and collateralized and uncollateralized borrowings. In addition, the Company may acquire properties in transactions that include the issuance of limited partnership interests in the Operating Partnership ("OP Units") as consideration for the acquired properties. Such transactions may, in certain circumstances, enable the sellers to defer, in whole or in part, the recognition of taxable income or gain that might otherwise result from the sales. In addition, EQR may acquire or develop multifamily properties specifically to convert directly into condominiums as well as upgrade and sell existing properties as individual condominiums. EQR may also acquire land parcels to hold and/or sell based on market opportunities.

When evaluating potential acquisitions, developments and dispositions, the Company generally considers the following factors:

- strategically targeted markets;
- income levels and employment growth trends in the relevant market;
- employment and household growth and net migration of the relevant market's population;
- barriers to entry that would limit competition (zoning laws, building permit availability, supply of undeveloped or developable real estate, local building costs and construction costs, among other factors);
- the location, construction quality, condition and design of the property;
- the current and projected cash flow of the property and the ability to increase cash flow;
- the potential for capital appreciation of the property;
- the terms of resident leases, including the potential for rent increases;
- the potential for economic growth and the tax and regulatory environment of the community in which the property is located;
- the occupancy and demand by residents for properties of a similar type in the vicinity (the overall market and submarket);
- the prospects for liquidity through sale, financing or refinancing of the property;

- the benefits of integration into existing operations;
- purchase prices and yields of available existing stabilized properties, if any;
- competition from existing multifamily properties, residential properties under development and the potential for the construction of new multifamily properties in the area; and
- opportunistic selling based on demand and price of high quality assets, including condominium conversions.

The Company generally reinvests the proceeds received from property dispositions primarily to achieve its acquisition and development strategies and at times to fund its share repurchase activities. In addition, when feasible, the Company may structure these transactions as tax-deferred exchanges.

Debt and Equity Activity

Please refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for the Company's Capital Structure chart as of December 31, 2007.

Debt and Equity Offerings for the Years Ended December 31, 2007, 2006 and 2005

During 2007:

- The Operating Partnership issued $350.0 million of five-year 5.50% fixed rate notes (the "October 2012 Notes") in a public debt offering in May/June 2007. The October 2012 Notes were issued at a discount, which is being amortized over the life of the notes on a straight-line basis. The October 2012 Notes are due October 1, 2012 with interest payable semiannually in arrears on January 15 and July 15, commencing January 15, 2008. The Operating Partnership received net proceeds of approximately $346.1 million in connection with this issuance.
- The Operating Partnership issued $650.0 million of ten-year 5.75% fixed rate notes (the "June 2017 Notes") in a public debt offering in May/June 2007. The June 2017 Notes were issued at a discount, which is being amortized over the life of the notes on a straight-line basis. The June 2017 Notes are due June 15, 2017 with interest payable semiannually in arrears on January 15 and July 15, commencing January 15, 2008. The Operating Partnership received net proceeds of approximately $640.6 million in connection with this issuance.
- The Operating Partnership obtained a three-year (subject to two one-year extension options) $500.0 million senior unsecured credit facility (term loan) which generally pays a variable interest rate of LIBOR plus a spread dependent upon the current credit rating on the Operating Partnership's long-term unsecured debt. The Operating Partnership paid $1.1 million in upfront costs, which will be deferred and amortized over the three-year term. EQR has guaranteed the Operating Partnership's term loan facility up to the maximum amount and for the full term of the facility.
- The Company issued 1,040,765 Common Shares pursuant to its Share Incentive Plans and received net proceeds of approximately $28.8 million.
- The Company issued 189,071 Common Shares pursuant to its Employee Share Purchase Plan and received net proceeds of approximately $7.2 million.
- The Company repurchased and retired 27,484,346 of its Common Shares at an average price of $44.62 per share for total consideration of $1.2 billion. See Note 3 in the Notes to Consolidated Financial Statements for further discussion.

During 2006:

- The Operating Partnership issued $400.0 million of ten and one-half year 5.375% unsecured fixed rate notes (the "August 2016 Notes") in a public debt offering in January 2006. The August 2016 Notes were issued at a discount, which is being amortized over the life of the notes on a straight-line basis. The August 2016 Notes are due August 1, 2016 with interest payable semiannually in arrears on February 1 and August 1, commencing August 1, 2006. The Operating Partnership received net proceeds of approximately $395.5 million in connection with this issuance.
- The Operating Partnership issued $650.0 million of twenty-year 3.85% exchangeable senior notes (the

"August 2026 Notes") in a public debt offering in August 2006. The August 2026 Notes were issued at a discount, which is being amortized over the life of the notes on a straight-line basis. The August 2026 Notes are due August 15, 2026 with interest payable semiannually in arrears on February 15 and August 15, commencing February 15, 2007. The Operating Partnership received net proceeds of approximately $637.0 million in connection with this issuance. See Note 9 in the Notes to Consolidated Financial Statements for further discussion.

- The Company issued 2,647,776 Common Shares pursuant to its Share Incentive Plans and received net proceeds of approximately $69.7 million.
- The Company issued 213,427 Common Shares pursuant to its Employee Share Purchase Plan and received net proceeds of approximately $8.0 million.
- The Company repurchased 1,897,912 of its Common Shares on the open market at an average price of $43.85 per share. The Company paid approximately $83.2 million for these shares, which were retired subsequent to the repurchase.

During 2005:

- The Operating Partnership issued $500.0 million of ten and one-half year 5.125% unsecured fixed rate notes (the "March 2016 Notes") in a public debt offering in September 2005. The March 2016 Notes were issued at a discount, which is being amortized over the life of the notes on a straight-line basis. The March 2016 Notes are due March 15, 2016 with interest payable semiannually in arrears on March 15 and September 15, commencing March 15, 2006. The Operating Partnership received net proceeds of approximately $469.2 million in connection with this issuance.
- The Company issued 2,248,744 Common Shares pursuant to its Share Incentive Plans and received net proceeds of approximately $54.9 million.
- The Company issued 286,751 Common Shares pursuant to its Employee Share Purchase Plan and received net proceeds of approximately $8.3 million.

As of February 27, 2008, an unlimited amount of debt securities remains available for issuance by the Operating Partnership under a registration statement that became automatically effective upon filing with the SEC in June 2006 (under SEC regulations enacted in 2005, the registration statement automatically expires on June 29, 2009 and does not contain a maximum issuance amount). As of February 27, 2008, $956.5 million in equity securities remains available for issuance by the Company under a registration statement the SEC declared effective in February 1998.

In May 2002, the Company's shareholders approved the Company's 2002 Share Incentive Plan. In January 2003, the Company filed a Form S-8 registration statement to register 23,125,828 Common Shares under this plan. As of January 1, 2008, 21,631,555 shares are the maximum shares issuable under this plan. See Note 14 in the Notes to Consolidated Financial Statements for further discussion.

Credit Facilities

The Operating Partnership has an unsecured revolving credit facility with potential borrowings of up to $1.5 billion maturing on February 28, 2012, with the ability to increase available borrowings by an additional $500.0 million by adding additional banks to the facility or obtaining the agreement of existing banks to increase their commitments. Advances under the credit facility bear interest at variable rates based upon LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating or based on bids received from the lending group. EQR has guaranteed the Operating Partnership's credit facility up to the maximum amount and for the full term of the facility.

On April 1, 2005, the Operating Partnership obtained a three-year $1.0 billion unsecured revolving credit facility maturing on May 29, 2008. Advances under the credit facility bore interest at variable rates based upon LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating or based on bids received from the lending group. EQR guaranteed the Operating Partnership's credit facility up to the maximum amount and for the full term of the facility. This credit facility was repaid in full and terminated on February 28, 2007. The Company recorded $0.4 million of write-offs of unamortized deferred financing costs as additional interest in connection with this termination.

On May 7, 2007, the Operating Partnership obtained a one-year $500.0 million unsecured revolving credit facility maturing on May 5, 2008. Advances under this facility bore interest at variable rates based on LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating. EQR guaranteed this credit facility up to the maximum amount and for its full term. This credit facility was repaid in full and terminated on June 4, 2007.

On July 6, 2006, the Operating Partnership obtained a one-year $500.0 million unsecured revolving credit facility maturing on July 6, 2007. Advances under this facility bore interest at variable rates based on LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating. EQR guaranteed this credit facility up to the maximum amount and for its full term. This credit facility was repaid in full and terminated on October 13, 2006.

As of December 31, 2007 and December 31, 2006, $139.0 million and $460.0 million, respectively, was outstanding and $80.8 million and $69.3 million, respectively, was restricted (dedicated to support letters of credit and not available for borrowing) on the credit facilities. During the years ended December 31, 2007 and 2006, the weighted average interest rates under the credit facilities were 5.68% and 5.40%, respectively.

Competition

All of the Company's properties are located in developed areas that include other multifamily properties. The number of competitive multifamily properties in a particular area could have a material effect on the Company's ability to lease units at the properties or at any newly acquired properties and on the rents charged. The Company may be competing with other entities that have greater resources than the Company and whose managers have more experience than the Company's managers. In addition, other forms of rental properties and single-family housing provide housing alternatives to potential residents of multifamily properties. See Item 1A Risk Factors for additional information with respect to competition.

Environmental Considerations

See Item 1A Risk Factors for information concerning the potential effects of environmental regulations on our operations.

Item 1A. Risk Factors

General

The following Risk Factors may contain defined terms that are different from those used in the other sections of this report. Unless otherwise indicated, when used in this section, the terms "we" and "us" refer to Equity Residential and its subsidiaries, including ERP Operating Limited Partnership.

The occurrence of the events discussed in the following risk factors could adversely affect, possibly in a material manner, our business, financial condition or results of operations, which could adversely affect the value of our common shares of beneficial interest or preferred shares of beneficial interest (which we refer to collectively as "Shares"); preference interests ("Interests") of a subsidiary of ERP Operating Limited Partnership, our operating partnership; and limited partnership interests in the Operating Partnership ("OP Units"). In this section, we refer to the Shares, Interests, Units and the OP Units together as our "securities", and the investors who own Shares, Interests, Units and/or OP Units as our "security holders".

Our Performance and Securities Value are Subject to Risks Associated with the Real Estate Industry

General

Real property investments are subject to varying degrees of risk and are relatively illiquid. Several factors may adversely affect the economic performance and value of our properties. These factors include changes in the national, regional and local economic climates, local conditions such as an oversupply of multifamily properties or a reduction in demand for our multifamily properties, the attractiveness of our properties to residents, competition from other available multifamily property owners and changes in market rental rates. Our performance also depends on our ability to collect rent from residents and to pay for adequate maintenance, insurance and other operating costs, including real estate taxes, which could increase over time. Also, the expenses of owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property.

We May Be Unable to Renew Leases or Relet Units as Leases Expire

When our residents decide not to renew their leases upon expiration, we may not be able to relet their units. Even if the residents do renew or we can relet the units, the terms of renewal or reletting may be less favorable than current lease terms. Because virtually all of our leases are for apartments, they are generally for terms of no more than one year. If we are unable to promptly renew the leases or relet the units, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our results of operations and financial condition will be adversely affected. Consequently, our cash flow and ability to service debt and make distributions to security holders would be reduced.

New Acquisitions, Developments and/or Condominium Conversion Projects May Fail to Perform as Expected and Competition for Acquisitions May Result in Increased Prices for Properties

We intend to actively acquire and develop multifamily properties for rental operations and/or conversion into condominiums, as well as upgrade and sell existing properties as individual condominiums. We may underestimate the costs necessary to bring an acquired or development property up to standards established for its intended market position. Additionally, we expect that other major real estate investors with significant capital will compete with us for attractive investment opportunities or may also develop properties in markets where we focus our development efforts. This competition may increase prices for multifamily properties or decrease the price at which we expect to sell individual properties. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms. We also plan to develop more properties ourselves in addition to co-investing with our development partners for either the rental or condominium market, depending on opportunities in each sub-market. This may increase the overall level of risk associated with our developments. The total number of development units, cost of development and estimated completion dates are subject to uncertainties arising from changing economic conditions (such as the cost of labor and construction materials), competition and local government regulation.

Because Real Estate Investments Are Illiquid, We May Not Be Able to Sell Properties When Appropriate

Real estate investments generally cannot be sold quickly. We may not be able to reconfigure our portfolio promptly in response to economic or other conditions. This inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition and ability to make distributions to our security holders.

Changes in Laws and Litigation Risk Could Affect Our Business

We are generally not able to pass through to our residents under existing leases real estate or other federal, state or local taxes. Consequently, any such tax increases may adversely affect our financial condition and limit our ability to make distributions to our security holders. Similarly, changes that increase our potential liability under environmental laws or our expenditures on environmental compliance would adversely affect our cash flow and ability to make distributions on our securities.

We may become involved in legal proceedings, including but not limited to, proceedings related to consumer, employment, development, condominium conversion, tort and commercial legal issues that if decided adversely to or settled by us, could result in liability material to our financial condition or results of operations.

Environmental Problems Are Possible and Can Be Costly

Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

Substantially all of our properties have been the subject of environmental assessments completed by qualified independent environmental consultant companies. These environmental assessments have not revealed, nor are we aware of, any environmental liability that our management believes would have a material adverse effect on our business, results of operations, financial condition or liquidity.

Over the past several years, there have been an increasing number of lawsuits against owners and managers of multifamily properties alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Insurance carriers have reacted to these liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. We have adopted programs designed to minimize the existence of mold in any of our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or the property.

We cannot be assured that existing environmental assessments of our properties reveal all environmental liabilities, that any prior owner of any of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any of our properties.

Insurance Policy Deductibles and Exclusions

In order to partially mitigate the substantial increase in insurance costs in recent years, management has gradually increased deductible and self-insured retention amounts. As of December 31, 2007, the Company's property insurance policy provides for a per occurrence deductible of $250,000 and self-insured retention of $5.0 million per occurrence, subject to a maximum annual aggregate self-insured retention of $7.5 million, with approximately 85% of any excess losses being covered by insurance. Any earthquake and named windstorm losses are subject to a deductible of 5% of the values of the buildings involved in the losses and are not subject to the aggregate self-insured retention. The Company's general liability and worker's compensation policies at December 31, 2007 provide for a $2.0 million and $1.0 million per occurrence deductible, respectively. These higher deductible and self-insured retention amounts do expose the Company to greater potential uninsured losses, but management believes the savings in insurance premium expense justifies this potential increased exposure over the long-term.

As a result of the terrorist attacks of September 11, 2001, property insurance carriers have created exclusions for losses from terrorism from our "all risk" property insurance policies. As of December 31,

2007, the Company was insured for $500.0 million in terrorism insurance coverage, with a $100,000 deductible. This coverage excludes losses from nuclear, biological and chemical attacks. In the event of a terrorist attack impacting one or more of our properties, we could lose the revenues from the property, our capital investment in the property and possibly face liability claims from residents or others suffering injuries or losses. The Company believes, however, that the number and geographic diversity of its portfolio and its terrorism insurance coverage help to mitigate its exposure to the risks associated with potential terrorist attacks.

Debt Financing, Preferred Shares and Preference Interests and Units Could Adversely Affect Our Performance

General

Please refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for the Company's total debt and unsecured debt summaries as of December 31, 2007.

In addition to debt, we have $209.8 million of combined liquidation value of outstanding preferred shares of beneficial interest and preference interests and units, with a weighted average dividend preference of 6.94% per annum, as of December 31, 2007. Our use of debt and preferred equity financing creates certain risks, including the following:

Disruptions in the Financial Markets Could Adversely Affect Our Ability to Obtain Debt Financing and Impact our Acquisitions and Dispositions

The United States credit markets could experience significant dislocations and liquidity disruptions which could cause the spreads on prospective debt financings to widen considerably and make it harder for borrowers to borrow money. These circumstances could materially impact liquidity in the debt markets, make financing terms for us less attractive, and result in the unavailability of certain types of debt financing. For example, the Company has debt obligations where the interest rates reset weekly (floating rate tax exempt bond debt). We could be negatively impacted by disruptions in this market or in the credit market's perception of Fannie Mae and Freddie Mac, who guaranty and provide liquidity for these bonds. Uncertainty in the credit markets could negatively impact our ability to make acquisitions and make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. Potential disruptions in the financial markets could also have other unknown adverse effects on us or the economy generally.

Scheduled Debt Payments Could Adversely Affect Our Financial Condition

In the future, our cash flow could be insufficient to meet required payments of principal and interest or to pay distributions on our securities at expected levels.

We may not be able to refinance existing debt (which in virtually all cases requires substantial principal payments at maturity) and, if we can, the terms of such refinancing might not be as favorable as the terms of existing indebtedness. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow will not be sufficient in all years to repay all maturing debt. As a result, we may be forced to postpone capital expenditures necessary for the maintenance of our properties and may have to dispose of one or more properties on terms that would otherwise be unacceptable to us.

Please refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for the Company's debt maturity schedule as of December 31, 2007.

Financial Covenants Could Adversely Affect the Company's Financial Condition

If a property we own is mortgaged to secure debt and we are unable to meet the mortgage payments, the holder of the mortgage could foreclose on the property, resulting in loss of income and asset value. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations.

The mortgages on our properties may contain negative covenants that, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property and to reduce or change insurance coverage. In addition, our unsecured credit facilities contain certain restrictions, requirements and other limitations on our ability to incur debt. The indentures under which a substantial portion of our debt was issued also contain certain financial and operating covenants including, among other things, maintenance of certain financial ratios, as well as limitations on our ability to incur secured and unsecured debt (including acquisition financing), and to sell all or substantially all of our assets. Our credit facilities and indentures are cross-defaulted and also contain cross default provisions with other material debt. Our most restrictive unsecured public debt covenants as of December 31, 2007 and 2006, respectively, are (terms are defined in the indentures):

Selected Unsecured Public Debt Covenants

	December 31, 2007	December 31, 2006
Total Debt to Adjusted Total Assets (not to exceed 60%)	50.5%	44.6%
Secured Debt to Adjusted Total Assets (not to exceed 40%)	19.2%	17.6%
Consolidated Income Available for Debt Service to Maximum Annual Service Charges (must be at least 1.5 to 1)	2.09	2.59
Total Unsecured Assets to Unsecured Debt (must be at least 150%)	207.4%	250.6%

Some of the properties were financed with tax-exempt bonds that contain certain restrictive covenants or deed restrictions. We have retained an independent outside consultant to monitor compliance with the restrictive covenants and deed restrictions that affect these properties. If these bond compliance requirements restrict our ability to increase our rental rates to attract low or moderate-income residents, or eligible/qualified residents, then our income from these properties may be limited.

Our Degree of Leverage Could Limit Our Ability to Obtain Additional Financing

Our consolidated debt-to-total market capitalization ratio was 47.0% as of December 31, 2007. Our degree of leverage could have important consequences to security holders. For example, the degree of leverage could affect our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes, making us more vulnerable to a downturn in business or the economy in general.

Rising Interest Rates Could Adversely Affect Cash Flow

Advances under our credit facilities bear interest at variable rates based upon LIBOR at various interest periods, plus a spread dependent upon the Operating Partnership's credit rating, or based upon bids received from the lending group. Certain public issuances of our senior unsecured debt instruments may also, from time to time, bear interest at floating rates. We may also borrow additional money with variable interest rates in the future. Increases in interest rates would increase our interest expense under these debt instruments and would increase the costs of refinancing existing debt and of issuing new debt. Accordingly, higher interest rates could adversely affect cash flow and our ability to service our debt and to make distributions to security holders. We use interest rate hedging arrangements to manage our exposure to interest rate volatility, but these arrangements may expose us to additional risks, and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging arrangements will have the desired beneficial impact and may involve costs, such as transaction fees or breakage costs, if we terminate them.

We Depend on Our Key Personnel

We depend on the efforts of the Chairman of our Board of Trustees, Samuel Zell, and our executive officers, particularly David J. Neithercut, our President and Chief Executive Officer. If they resign or otherwise cease to be employed by us, our operations could be temporarily adversely affected. Mr. Zell has entered into retirement benefit and noncompetition agreements with the Company.

In the event the Chairman of the Board and/or the CEO are unable to serve, (i) the Lead Trustee will automatically be appointed to serve as the interim successor to the Chairman, (ii) the Chairman will automatically be appointed to serve as the interim successor to the CEO and (iii) the Chair of the Compensation Committee of the Board will immediately call a meeting of the Committee to recommend to the full Board the selection of a permanent replacement for either or both positions, as necessary.

Control and Influence by Significant Shareholders Could Be Exercised in a Manner Adverse to Other Shareholders

The consent of certain affiliates of Mr. Zell is required for certain amendments to the Fifth Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement"). As a result of their security ownership and rights concerning amendments to the Partnership Agreement, the security holders referred to herein may have influence over the Company. Although these security holders have not agreed to act together on any matter, they would be in a position to exercise even more influence over the Company's affairs if they were to act together in the future. This influence could conceivably be exercised in a manner that is inconsistent with the interests of other security holders. For additional information regarding the security ownership of our trustees, including Mr. Zell, and our executive officers, see the Company's definitive proxy statement.

Shareholders' Ability to Effect Changes in Control of the Company is Limited

Provisions of Our Declaration of Trust and Bylaws Could Inhibit Changes in Control

Certain provisions of our Declaration of Trust and Bylaws may delay or prevent a change in control of the Company or other transactions that could provide the security holders with a premium over the then-prevailing market price of their securities or which might otherwise be in the best interest of our security holders. This includes the 5% Ownership Limit described below. Also, any future series of preferred shares of beneficial interest may have certain voting provisions that could delay or prevent a change of control or other transactions that might otherwise be in the interest of our security holders.

We Have a Share Ownership Limit for REIT Tax Purposes

To remain qualified as a REIT for federal income tax purposes, not more than 50% in value of our outstanding Shares may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of any year. To facilitate maintenance of our REIT qualification, our Declaration of Trust, subject to certain exceptions, prohibits ownership by any single shareholder of more than 5% of the lesser of the number or value of the outstanding class of common or preferred shares. We refer to this restriction as the "Ownership Limit." Absent any exemption or waiver granted by our Board of Trustees, securities acquired or held in violation of the Ownership Limit will be transferred to a trust for the exclusive benefit of a designated charitable beneficiary, and the security holder's rights to distributions and to vote would terminate. A transfer of Shares may be void if it causes a person to violate the Ownership Limit. The Ownership Limit could delay or prevent a change in control and, therefore, could adversely affect our security holders' ability to realize a premium over the then-prevailing market price for their Shares. To reduce the ability of the Board to use the Ownership Limit as an anti-takeover device, in 2004 the Company amended the Ownership Limit to require, rather than permit, the Board to grant a waiver of the Ownership Limit if the individual seeking a waiver demonstrates that such ownership would not jeopardize the

Company's status as a REIT.

Our Preferred Shares May Affect Changes in Control

Our Declaration of Trust authorizes the Board of Trustees to issue up to 100 million preferred shares, and to establish the preferences and rights (including the right to vote and the right to convert into common shares) of any preferred shares issued. The Board of Trustees may use its powers to issue preferred shares and to set the terms of such securities to delay or prevent a change in control of the Company, even if a change in control were in the interest of security holders.

Inapplicability of Maryland Law Limiting Certain Changes in Control

Certain provisions of Maryland law applicable to real estate investment trusts prohibit "business combinations" (including certain issuances of equity securities) with any person who beneficially owns ten percent or more of the voting power of outstanding securities, or with an affiliate who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the Company's outstanding voting securities (an "Interested Shareholder"), or with an affiliate of an Interested Shareholder. These prohibitions last for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. After the five-year period, a business combination with an Interested Shareholder must be approved by two super-majority shareholder votes unless, among other conditions, holders of common shares receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its common shares. As permitted by Maryland law, however, the Board of Trustees of the Company has opted out of these restrictions with respect to any business combination involving Mr. Zell and certain of his affiliates and persons acting in concert with them. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving us and/or any of them. Such business combinations may not be in the best interest of our security holders.

Our Success as a REIT Is Dependent on Compliance with Federal Income Tax Requirements

Our Failure to Qualify as a REIT Would Have Serious Adverse Consequences to Our Security Holders

We believe that we have qualified for taxation as a REIT for federal income tax purposes since our taxable year ended December 31, 1992 based, in part, upon opinions of tax counsel received whenever we have issued equity securities or engaged in significant merger transactions. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. We cannot, therefore, guarantee that we have qualified or will qualify in the future as a REIT. The determination that we are a REIT requires an analysis of various factual matters that may not be totally within our control. For example, to qualify as a REIT, our gross income must generally come from rental and other real estate or passive related sources that are itemized in the REIT tax laws. We are also required to distribute to security holders at least 90% of our REIT taxable income excluding capital gains. The fact that we hold our assets through ERP Operating Limited Partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for us to remain qualified as a REIT. We do not believe, however, that any pending or proposed tax law changes would jeopardize our REIT status.

If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes. We, therefore, would have less money available for investments or for distributions to security holders. This would likely have a significant adverse affect on the value of our securities. In addition, we would no longer be required to make any distributions to security holders. Even if we qualify as a REIT, we are and will continue to be subject to certain federal, state and local taxes on our income and property. In addition, our corporate housing business and condominium conversion business, which are conducted through taxable REIT subsidiaries, generally will be subject to federal income tax at regular corporate rates to the extent they have taxable income.

We Could Be Disqualified as a REIT or Have to Pay Taxes if Our Merger Partners Did Not Qualify as REITs

If any of our prior merger partners had failed to qualify as a REIT throughout the duration of their existence, then they might have had undistributed "C corporation earnings and profits" at the time of their merger with us. If that was the case and we did not distribute those earnings and profits prior to the end of the year in which the merger took place, we might not qualify as a REIT. We believe based, in part, upon opinions of legal counsel received pursuant to the terms of our merger agreements as well as our own investigations, among other things, that each of our prior merger partners qualified as a REIT and that, in any event, none of them had any undistributed "C corporation earnings and profits" at the time of their merger with us. If any of our prior merger partners failed to qualify as a REIT, an additional concern would be that they would have recognized taxable gain at the time they merged with us. We would be liable for the tax on such gain. In this event, we would have to pay corporate income tax on any gain existing at the time of the applicable merger on assets acquired in the merger if the assets are sold within ten years of the merger. Finally, we could be precluded from electing REIT status for up to four years after the year in which the predecessor entity failed to qualify for REIT status.

Compliance with REIT Distribution Requirements May Affect Our Financial Condition

Distribution Requirements May Increase the Indebtedness of the Company

We may be required from time to time, under certain circumstances, to accrue as income for tax purposes interest and rent earned but not yet received. In such event, or upon our repayment of principal on debt, we could have taxable income without sufficient cash to enable us to meet the distribution requirements of a REIT. Accordingly, we could be required to borrow funds or liquidate investments on adverse terms in order to meet these distribution requirements.

Tax Elections Regarding Distributions May Impact Future Liquidity of the Company

Under certain circumstances, we may make a tax election to treat future distributions to shareholders as distributions in the current year. This election, which is provided for in the REIT tax code, may allow us to avoid increasing our dividends or paying additional income taxes in the current year. However, this could result in a constraint on our ability to decrease our dividends in future years without creating risk of either violating the REIT distribution requirements or generating additional income tax liability.

Federal Income Tax Considerations

General

The following discussion summarizes the federal income tax considerations material to a holder of common shares. It is not exhaustive of all possible tax considerations. For example, it does not give a detailed discussion of any state, local or foreign tax considerations. The following discussion also does not address all tax matters that may be relevant to prospective shareholders in light of their particular circumstances. Moreover, it does not address all tax matters that may be relevant to shareholders who are subject to special treatment under the tax laws, such as insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

The specific tax attributes of a particular shareholder could have a material impact on the tax considerations associated with the purchase, ownership and disposition of common shares. Therefore, it is essential that each prospective shareholder consult with his or her own tax advisors with regard to the application of the federal income tax laws to the shareholder's personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as set forth in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Our Taxation

We elected REIT status beginning with the year that ended December 31, 1992. In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on the portion of our REIT taxable income or capital gain that we distribute to our shareholders. This treatment substantially eliminates the double taxation that applies to most corporations, which pay a tax on their income and then distribute dividends to shareholders who are in turn taxed on the amount they receive. We elected taxable REIT subsidiary status for certain of our corporate subsidiaries, primarily those engaged in condominium conversion and sale activities. As a result, we will be subject to federal income taxes for activities performed by our taxable REIT subsidiaries.

We will be subject to federal income tax at regular corporate rates upon our REIT taxable income or capital gain that we do not distribute to our shareholders. In addition, we will be subject to a 4% excise tax if we do not satisfy specific REIT distribution requirements. We could also be subject to the "alternative minimum tax" on our items of tax preference. In addition, any net income from "prohibited transactions" (i.e., dispositions of property, other than property held by a taxable REIT subsidiary, held primarily for sale to customers in the ordinary course of business) will be subject to a 100% tax. We could also be subject to a 100% penalty tax on certain payments received from or on certain expenses deducted by a taxable REIT subsidiary if any such transaction is not respected by the Internal Revenue Service. If we fail to satisfy the 75% gross income test or the 95% gross income test (described below) but have maintained our qualification as a REIT because we satisfied certain other requirements, we will still generally be subject to a 100% penalty tax on the amount by which we fail such gross income test. If we fail to satisfy any of the REIT asset tests (described below) by more than a *de minimis* amount, due to reasonable cause, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets. If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure. Moreover, we may be subject to taxes in certain situations and on certain transactions that we do not presently contemplate.

We believe that we have qualified as a REIT for all of our taxable years beginning with 1992. We also believe that our current structure and method of operation is such that we will continue to qualify as a REIT. However, given the complexity of the REIT qualification requirements, we cannot provide any assurance that the actual results of our operations have satisfied or will satisfy the requirements under the Internal Revenue Code for a particular year.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions described herein do not apply, we will be subject to tax on our taxable income at regular corporate rates. We also may be subject to the corporate "alternative minimum tax." As a result, our failure to qualify as a REIT would significantly reduce the cash we have available to distribute to our shareholders. Unless entitled to statutory relief, we would be disqualified as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we would be entitled to statutory relief.

Our qualification and taxation as a REIT depend on our ability to satisfy various requirements under the Internal Revenue Code. We are required to satisfy these requirements on a continuing basis through actual annual operating and other results. Accordingly, there can be no assurance that we will be able to continue to operate in a manner so as to remain qualified as a REIT.

Ownership of Taxable REIT Subsidiaries by Us. The Internal Revenue Code provides that REITs may own greater than ten percent of the voting power and value of the securities of "taxable REIT subsidiaries" or "TRSs", which are corporations subject to tax as a regular "C" corporation that have elected, jointly with a REIT, to be a TRS. Generally, a taxable REIT subsidiary may own assets that cannot otherwise be owned by a REIT and can perform impermissible tenant services (discussed above), which would otherwise taint our rental income under the REIT income tests. However, the REIT will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by our TRSs if the economic arrangements between us, our tenants and the TRS are not comparable to similar arrangements among unrelated parties. A TRS may also receive income from prohibited transactions without incurring the 100% federal income tax liability imposed to REITs. Income from prohibited transactions may include the purchase and sale of land, the purchase and sale of completed development properties and the sale of condominium units.

TRSs pay federal and state income tax at the full applicable corporate rates. The amount of taxes paid on impermissible tenant services income and the sale of real estate held primarily for sale to customers in the ordinary course of business may be material in amount. The TRSs will attempt to minimize the amount of these taxes, but we cannot guarantee whether, or the extent to which, measures taken to minimize these taxes will be successful. To the extent that these companies are required to pay taxes, less cash may be available for distributions to shareholders.

Share Ownership Test and Organizational Requirement. In order to qualify as a REIT, our shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days of a taxable year that is 12 months, or during a proportionate part of a taxable year of less than 12 months. Also, not more than 50% in value of our shares of beneficial interest may be owned directly or indirectly by applying certain constructive ownership rules, by five or fewer individuals during the last half of each taxable year. In addition, we must meet certain other organizational requirements, including, but not limited to, that (i) the beneficial ownership in us is evidenced by transferable shares and (ii) we are managed by one or more trustees. We believe that we have satisfied all of these tests and all other organizational requirements and that we will continue to do so in the future. In order to ensure compliance with the 100 person test and the 50% share ownership test discussed above, we have placed certain restrictions on the transfer of our shares that are intended to prevent further concentration of share ownership. However, such restrictions may not prevent us from failing these requirements, and thereby failing to qualify as a REIT.

Gross Income Tests. To qualify as a REIT, we must satisfy two gross income tests:

(1) At least 75% of our gross income for each taxable year must be derived directly or indirectly from rents from real property, investments in real estate and/or real estate mortgages, dividends paid by another REIT and from some types of temporary investments.
(2) At least 95% of our gross income for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, non-real estate mortgage interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities.

To qualify as rents from real property for the purpose of satisfying the gross income tests, rental payments must generally be received from unrelated persons and not be based on the net income of the resident. Also, the rent attributable to personal property must not exceed 15% of the total rent. We may generally provide services to residents without "tainting" our rental income only if such services are "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "impermissible services". If such services are impermissible, then we may generally provide them only if they are considered de minimis in amount, or are provided through an independent contractor from whom we derive no revenue and that meets other requirements, or through a taxable REIT subsidiary.

We believe that services provided to residents by us either are usually or customarily rendered in connection with the rental of real property and not otherwise considered impermissible, or, if considered impermissible services, will meet the *de minimis* test or will be provided by an independent contractor or taxable REIT subsidiary. However, we cannot provide any assurance that the Internal Revenue Service will agree with these positions.

If we fail to satisfy one or both of the gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Internal Revenue Code. In this case, a penalty tax would still be applicable as discussed above. Generally, it is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions and in the event these relief provisions do not apply, we will not qualify as a REIT.

Asset Tests. In general, at the close of each quarter of our taxable year, we must satisfy four tests relating to the nature of our assets:

(1) At least 75% of the value of our total assets must be represented by real estate assets (which include for this purpose shares in other real estate investment trusts) and certain cash related items;
(2) Not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;
(3) Except for equity investments in other REITs, qualified REIT subsidiaries (i.e., corporations owned 100% by a REIT that are not TRSs or REITs), or taxable REIT subsidiaries: (a) the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets and (b) we may not own more than 10% of the value of or the voting securities of any one issuer; and
(4) Not more than 20% of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

The 10% value test described in clause (b) of (3) above does not apply to certain securities that fall within a safe harbor under the Code. Under the safe harbor, the following are not considered "securities" held by us for purposes of this 10% value test: (i) straight debt securities, (ii) any loan of an individual or an estate, (iii) certain rental agreements for the use of tangible property, (iv) any obligation to pay rents from real property, (v) any security issued by a state or any political subdivision thereof, foreign government or Puerto Rico only if the determination of any payment under such security is not based on the profits of another entity or payments on any obligation issued by such other entity, or (vi) any security issued by a REIT. The timing and payment of interest or principal on a security qualifying as straight debt may be subject to a contingency provided that (A) such contingency does not change the effective yield to maturity, not considering a *de minimis* change which does not exceed the greater of ¼ of 1% or 5% of the annual yield to maturity or we own $1,000,000 or less of the aggregate issue price or value of the particular issuer's debt and not more than 12 months of unaccrued interest can be required to be prepaid or (B) the contingency is consistent with commercial practice and the contingency is effective upon a default or the exercise of a prepayment right by the issuer of the debt. If we hold indebtedness from any issuer, including a REIT, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying real estate asset or otherwise satisfies the above safe harbor. We currently own equity interests in certain entities that have elected to be taxed as REITs for federal income tax purposes and are not publicly traded. If any such entity were to fail to qualify as a REIT, we would not meet the 10% voting stock limitation and the 10% value limitation and we would fail to qualify as a REIT. We believe that we and each of the REITs we own an interest in have and will comply with the foregoing asset tests for REIT qualification. However, we cannot provide any assurance that the Internal Revenue Service will agree with our determinations.

If we fail to satisfy the 5% or 10% asset tests described above after a 30-day cure period provided in the Internal Revenue Code, we will be deemed to have met such tests if the value of our non-qualifying assets is *de minimis* (i.e., does not exceed the lesser of 1% of the total value of our assets at the end of the applicable quarter or $10,000,000) and we dispose of the non-qualifying assets within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause and not willful neglect that are in excess of the *de minimis* exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30-day cure period, by disposing of sufficient assets to meet the asset test within such six month period, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets and disclosing certain information to the Internal Revenue Service. If we cannot avail ourselves of these relief provisions, or if we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements. To qualify as a REIT, we are generally required to distribute dividends, other than capital gain dividends, to our shareholders each year in an amount at least equal to 90% of our REIT taxable income. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made. We intend to make timely distributions sufficient to satisfy our annual distribution requirements. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we are subject to tax on these amounts at regular corporate rates. We will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year; (2) 95% of our REIT capital gain net income for the year; and (3) any undistributed taxable income from prior taxable years. A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Ownership of Partnership Interests By Us. As a result of our ownership of the Operating Partnership, we will be considered to own and derive our proportionate share of the assets and items of income of the Operating Partnership, respectively, for purposes of the REIT asset and income tests, including its share of assets and items of income of any subsidiaries that are partnerships or limited liability companies.

State and Local Taxes. We may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Our state and local tax treatment may not conform to the federal income tax treatment discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in common shares.

Taxation of Domestic Shareholders Subject to U.S. Tax

General. If we qualify as a REIT, distributions made to our taxable domestic shareholders with respect to their common shares, other than capital gain distributions and distributions attributable to taxable REIT subsidiaries, will be treated as ordinary income to the extent that the distributions come out of earnings and profits. These distributions will not be eligible for the dividends received deduction for shareholders that are corporations nor will they constitute "qualified dividend income" under the Internal Revenue Code, meaning that such dividends will be taxed at marginal rates applicable to ordinary income rather than the special capital gain rates applicable to qualified dividend income distributed to shareholders who satisfy applicable holding period requirements. In determining whether distributions are out of earnings and profits, we will allocate our earnings and profits first to preferred shares and second to the common shares. The portion of ordinary dividends which represent ordinary dividends we receive from a TRS, will be designated as "qualified dividend income" to REIT shareholders and are eligible for preferential tax rates if paid to our non-corporate shareholders.

To the extent we make distributions to our taxable domestic shareholders in excess of our earnings and profits, such distributions will be considered a return of capital. Such distributions will be treated as a tax-free distribution and will reduce the tax basis of a shareholder's common shares by the amount of the distribution so treated. To the extent such distributions cumulatively exceed a taxable domestic shareholder's tax basis; such distributions are taxable as a gain from the sale of shares. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses.

Dividends declared by a REIT in October, November, or December are deemed to have been paid by the REIT and received by its shareholders on December 31 of that year, so long as the dividends are actually paid during January of the following year. However, this treatment only applies to the extent of the REIT's earnings and profits existing on December 31. To the extent the shareholder distribution paid in January exceeds available earnings and profits as of December 31, the excess is treated as a distribution taxable to shareholders in the year paid. As such, for tax reporting purposes, January distributions paid to our shareholders may be split between two tax years.

Distributions made by us that we properly designate as capital gain dividends will be taxable to taxable domestic shareholders as gain from the sale or exchange of a capital asset held for more than one year. This treatment applies only to the extent that the designated distributions do not exceed our actual net capital gain for the taxable year. It applies regardless of the period for which a domestic shareholder has held his or her common shares. Despite this general rule, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Generally, we will classify a portion of our designated capital gain dividends as a 15% rate gain distribution and the remaining portion as an unrecaptured Section 1250 gain distribution. A 15% rate gain distribution would be taxable to taxable domestic shareholders that are individuals, estates or trusts at a maximum rate of 15%. An unrecaptured Section 1250 gain distribution would be taxable to taxable domestic shareholders that are individuals, estates or trusts at a maximum rate of 25%.

If, for any taxable year, we elect to designate as capital gain dividends any portion of the dividends paid or made available for the year to holders of all classes of shares of beneficial interest, then the portion of the capital gains dividends that will be allocable to the holders of common shares will be the total capital gain dividends multiplied by a fraction. The numerator of the fraction will be the total dividends paid or made available to the holders of the common shares for the year. The denominator of the fraction will be the total dividends paid or made available to holders of all classes of shares of beneficial interest.

We may elect to retain (rather than distribute as is generally required) net capital gain for a taxable year and pay the income tax on that gain. If we make this election, shareholders must include in income, as long-term capital gain, their proportionate share of the undistributed net capital gain. Shareholders will be treated as having paid their proportionate share of the tax paid by us on these gains. Accordingly, they will receive a tax credit or refund for the amount. Shareholders will increase the basis in their common shares by the difference between the amount of capital gain included in their income and the amount of the tax they are treated as having paid. Our earnings and profits will be adjusted appropriately.

In general, a shareholder will recognize gain or loss for federal income tax purposes on the sale or other disposition of common shares in an amount equal to the difference between:

(a) the amount of cash and the fair market value of any property received in the sale or other disposition; and

(b) the shareholder's adjusted tax basis in the common shares.

The gain or loss will be capital gain or loss if the common shares were held as a capital asset. Generally, the capital gain or loss will be long-term capital gain or loss if the common shares were held for more than one year.

In general, a loss recognized by a shareholder upon the sale of common shares that were held for six months or less, determined after applying certain holding period rules, will be treated as long-term capital loss to the extent that the shareholder received distributions that were treated as long-term capital gains. For shareholders who are individuals, trusts and estates, the long-term capital loss will be apportioned among the applicable long-term capital gain rates to the extent that distributions received by the shareholder were previously so treated.

Taxation of Domestic Tax-Exempt Shareholders

Most tax-exempt organizations are not subject to federal income tax except to the extent of their unrelated business taxable income, which is often referred to as UBTI. Unless a tax-exempt shareholder holds its common shares as debt financed property or uses the common shares in an unrelated trade or business, distributions to the shareholder should not constitute UBTI. Similarly, if a tax-exempt shareholder sells common shares, the income from the sale should not constitute UBTI unless the shareholder held the shares as debt financed property or used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans, income from owning or selling common shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve so as to offset the income generated by its investment in common shares. These shareholders should consult their own tax advisors concerning these set aside and reserve requirements which are set forth in the Internal Revenue Code.

In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the distributions that they receive from the REIT as UBTI. We have not been and do not expect to be treated as a pension-held REIT for purposes of this rule.

Taxation of Foreign Shareholders

The following is a discussion of certain anticipated United States federal income tax consequences of the ownership and disposition of common shares applicable to a foreign shareholder. For purposes of this discussion, a "foreign shareholder" is any person other than:

(a) a citizen or resident of the United States;

(b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof; or

(c) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source.

Distributions by Us. Distributions by us to a foreign shareholder that are neither attributable to gain from sales or exchanges by us of United States real property interests nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our earnings and profits. These distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis at a 30% rate, or a lower treaty rate, unless the dividends are treated as effectively connected with the conduct by the foreign shareholder of a United States trade or business. Please note that under certain treaties lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a United States trade or business will be subject to tax on a net basis at graduated rates, and are generally not subject to withholding. Certification and disclosure requirements must be satisfied before a dividend is exempt from withholding under this exemption. A foreign shareholder that is a corporation also may be subject to an additional branch profits tax at a 30% rate or a lower treaty rate.

We expect to withhold United States income tax at the rate of 30% on any distributions made to a foreign shareholder unless:

(a) a lower treaty rate applies and any required form or certification evidencing eligibility for that reduced rate is filed with us; or

(b) the foreign shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A distribution in excess of our current or accumulated earnings and profits will not be taxable to a foreign shareholder to the extent that the distribution does not exceed the adjusted basis of the shareholder's common shares. Instead, the distribution will reduce the adjusted basis of the common shares. To the extent that the distribution exceeds the adjusted basis of the common shares, it will give rise to gain from the sale or exchange of the shareholder's common shares. The tax treatment of this gain is described below.

We intend to withhold at a rate of 30%, or a lower applicable treaty rate, on the entire amount of any distribution not designated as a capital gain distribution. In such event, a foreign shareholder may seek a refund of the withheld amount from the IRS if it subsequently determined that the distribution was, in fact, in excess of our earnings and profits, and the amount withheld exceeded the foreign shareholder's United States tax liability with respect to the distribution.

Any capital gain dividend with respect to any class of our stock which is "regularly traded" on an established securities market, will be treated as an ordinary dividend described above, if the foreign shareholder did not own more than 5% of such class of stock at any time during the taxable year. Foreign shareholders generally will not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax purposes, including any capital gain dividends, will be subject to a 30% U.S. withholding tax (unless reduced or eliminated under an applicable income tax treaty), as described above. In addition, the branch profits tax will no longer apply to such distributions.

Distributions to a foreign shareholder that we designate at the time of the distributions as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally will not be subject to United States federal income taxation unless:

(a) the investment in the common shares is effectively connected with the foreign shareholder's United States trade or business, in which case the foreign shareholder will be subject to the same treatment as domestic shareholders, except that a shareholder that is a foreign corporation may also be subject to the branch profits tax, as discussed above; or

(b) the foreign shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

Except as described above, under the Foreign Investment in Real Property Tax Act, which is known as FIRPTA, distributions to a foreign shareholder that are attributable to gain from sales or exchanges of United States real property interests will cause the foreign shareholder to be treated as recognizing the gain as income effectively connected with a United States trade or business. This rule applies whether or not a distribution is designated as a capital gain dividend. Accordingly, foreign shareholders generally would be taxed on these distributions at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. In addition, a foreign corporate shareholder might be subject to the branch profits tax discussed above. We are required to withhold 35% of these distributions. The withheld amount can be credited against the foreign shareholder's United States federal income tax liability.

Although the law is not entirely clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the common shares held by U.S. shareholders would be treated with respect to foreign shareholders in the same manner as actual distributions of capital gain dividends. Under that approach, foreign shareholders would be able to offset as a credit against the United States federal income tax liability their proportionate share of the tax paid by us on these undistributed capital gains. In addition, foreign shareholders would be able to receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed their actual United States federal income tax liability.

Foreign Shareholders' Sales of Common Shares. Gain recognized by a foreign shareholder upon the sale or exchange of common shares generally will not be subject to United States taxation unless the shares constitute a "United States real property interest" within the meaning of FIRPTA. The common shares will not constitute a United States real property interest so long as we are a domestically controlled REIT. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by foreign shareholders. We believe that we are a domestically controlled REIT. Therefore, we believe that the sale of common shares will not be subject to taxation under FIRPTA. However, because common shares and preferred shares are publicly traded, we cannot guarantee that we will continue to be a domestically controlled REIT. In any event, gain from the sale or exchange of common shares not otherwise subject to FIRPTA will be subject to U.S. tax, if either:

(a) the investment in the common shares is effectively connected with the foreign shareholder's United States trade or business, in which case the foreign shareholder will be subject to the same treatment as domestic shareholders with respect to the gain; or

(b) the foreign shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

Even if we do not qualify as or cease to be a domestically controlled REIT, gain arising from the sale or exchange by a foreign shareholder of common shares still would not be subject to United States taxation under FIRPTA as a sale of a United States real property interest if:

(a) the class or series of shares being sold is "regularly traded," as defined by applicable IRS regulations, on an established securities market such as the New York Stock Exchange; and

(b) the selling foreign shareholder owned 5% or less of the value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of common shares were subject to taxation under FIRPTA, the foreign shareholder would be subject to regular United States income tax with respect to the gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the branch profits tax in the case of foreign corporations. The purchaser of the common shares would be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting Requirement and Backup Withholding

We will report to our domestic shareholders and the Internal Revenue Service the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under certain circumstances, domestic shareholders may be subject to backup withholding. Backup withholding will apply only if such domestic shareholder fails to furnish certain information to us or the Internal Revenue Service. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Domestic shareholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a domestic shareholder will be allowed as a credit against such person's United States federal income tax liability and may entitle such person to a refund, provided that the required information is furnished to the Internal Revenue Service.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2007, the Company, directly or indirectly through investments in title holding entities, owned all or a portion of 579 properties in 24 states and the District of Columbia consisting of 152,821 units. The Company's properties are more fully described as follows:

Type	Properties	Units	Average Units	December 31, 2007 Occupancy
Garden	505	131,865	261	94.6%
Mid/High-Rise	73	17,225	236	93.5%
Military Housing	1	3,731	3,731	95.8%
Total	579	152,821		

Resident leases are generally for twelve months in length and often require security deposits. The garden-style properties are generally defined as properties with two and/or three story buildings while the mid-rise/high-rise are defined as properties with greater than three story buildings. These two property types typically provide residents with amenities, which may include a clubhouse, swimming pool, laundry facilities and cable television access. Certain of these properties offer additional amenities such as saunas, whirlpools, spas, sports courts and exercise rooms or other amenities. The military housing properties are defined as those properties located on military bases.

The distribution of the properties throughout the United States reflects the Company's belief that geographic diversification helps insulate the portfolio from regional and economic influences. At the same time, the Company has sought to create clusters of properties within each of its primary markets in order to achieve economies of scale in management and operation. The Company may nevertheless acquire additional multifamily properties located anywhere in the continental United States.

The following tables set forth certain information by type and state relating to the Company's properties (occupancy information excludes condominium conversion, development and unstabilized acquired properties) at December 31, 2007:

GARDEN-STYLE PROPERTIES

State	Properties	Units	Percentage of Total Units	December 31, 2007 Occupancy
Arizona	43	12,216	7.99 %	94.7 %
California	106	26,487	17.33	93.4
Colorado	27	9,003	5.89	94.5
Connecticut	19	2,426	1.59	94.2
Florida	84	26,976	17.65	93.0
Georgia	29	8,684	5.68	93.2
Illinois	2	72	0.05	- (1)
Maine	5	672	0.44	91.0
Maryland	20	5,081	3.32	93.6
Massachusetts	36	4,947	3.24	95.2
Minnesota	1	156	0.10	96.2
Missouri	1	192	0.13	96.9
New Hampshire	1	390	0.26	94.6
New Jersey	4	1,402	0.92	93.9
New Mexico	2	369	0.24	95.1
New York	1	300	0.20	95.3
North Carolina	19	4,852	3.17	95.1
Oklahoma	3	580	0.38	95.1
Oregon	9	3,164	2.07	95.6
Rhode Island	3	654	0.43	94.9
Tennessee	2	396	0.26	97.5
Texas	30	8,304	5.43	95.4
Virginia	15	4,699	3.08	93.2
Washington	43	9,843	6.44	94.4
Total Garden-Style	**505**	**131,865**	**86.29** %	
Average Garden-Style		**261**		**94.6** %

(1) Illinois only contains unsold condominium units, so no occupancy information has been provided.

MID-RISE/HIGH RISE PROPERTIES

State	Properties	Units	Percentage of Total Units	December 31, 2007 Occupancy
California	16	2,238	1.46 %	95.9 %
Colorado	1	339	0.22	88.7
Connecticut	1	263	0.17	94.3
Florida	3	653	0.43	92.2
Georgia	4	1,178	0.77	94.9
Massachusetts	10	2,415	1.58	96.4
Minnesota	1	163	0.11	93.2
New Jersey	5	1,366	0.89	93.6
New York	11	2,915	1.91	91.8
Texas	1	150	0.10	94.7
Virginia	7	2,855	1.87	94.0
Washington	11	2,187	1.43	92.3
Washington, D.C.	2	503	0.33	93.3
Total Mid-Rise/High-Rise	**73**	**17,225**	**11.27 %**	
Average Mid-Rise/High-Rise		**236**		**93.5 %**

MILITARY HOUSING PROPERTIES

Washington (Ft. Lewis)	1	3,731	2.44 %	95.8 %
Total Military Housing	**1**	**3,731**	**2.44 %**	
Average Military Housing		**3,731**		**95.8 %**
Total Residential Portfolio	**579**	**152,821**	**100 %**	

The properties currently in various stages of development at December 31, 2007 are included in the following table.

Consolidated Development Projects as of December 31, 2007
(Amounts in thousands except for project and unit amounts)

Projects	Location	No. of Units	Total Capital Cost (1)	Total Book Value to Date	Total Book Value Not Placed in Service	Total Debt	Percentage Completed	Percentage Leased	Percentage Occupied	Estimated Completion Date	Estimated Stabilization Date
Projects Under Development – Wholly Owned:											
West End Apartments (a.k.a. Emerson/CRP II)	Boston, MA	310	$ 167,953	$ 138,440	$ 138,440	$ -	92%	29%	25%	Q2 2008	Q1 2009
Redmond Ridge	Redmond, WA	321	55,457	42,991	42,991	-	83%	8%	-	Q2 2008	Q3 2010
Crowntree Lakes	Orlando, FL	352	58,628	38,379	38,379	-	66%	-	-	Q4 2008	Q4 2009
Key Isle at Windemere II	Orlando, FL	165	29,058	17,372	17,372	-	58%	-	-	Q4 2008	Q1 2009
70 Greene (a.k.a. 77 Hudson)	Jersey City, NJ	480	269,958	109,147	109,147	-	42%	-	-	Q4 2009	Q1 2011
Reserve at Town Center II	Mill Creek, WA	100	23,485	5,464	5,464	-	6%	-	-	Q2 2010	Q4 2010
Projects Under Development – Wholly Owned		1,728	604,539	351,793	351,793	-					
Projects Under Development – Partially Owned:											
Alta Pacific (2)	Irvine, CA	132	46,416	41,143	41,143	28,260	88%	-	-	Q1 2008	Q4 2008
City Lofts	Chicago, IL	278	71,109	52,614	52,614	27,569	84%	-	-	Q3 2008	Q2 2009
Silver Spring	Silver Spring, MD	457	147,454	89,853	89,853	53,202	59%	-	-	Q4 2008	Q3 2010
303 Third Street	Cambridge, MA	531	248,307	140,832	140,832	50,981	52%	-	-	Q4 2008	Q1 2010
Montclair Metro	Montclair, NJ	163	48,730	11,398	11,398	1	16%	-	-	Q2 2009	Q1 2010
Red Road Commons	South Miami, FL	404	128,816	35,000	35,000	17,387	3%	-	-	Q1 2010	Q3 2011
111 Lawrence Street	Brooklyn, NY	492	283,968	49,769	49,769	-	1%	-	-	Q2 2010	Q3 2011
Projects Under Development – Partially Owned		2,457	974,800	420,609	420,609	177,400					
Projects Under Development		4,185	1,579,339	772,402	772,402	177,400					
Land Held for Development		N/A	-	396,962	396,962	218,263					
Land/Projects Held for and/or Under Development		4,185	1,579,339	1,169,364	1,169,364	395,663					
Completed Not Stabilized – Wholly Owned (3):											
Bella Vista III	Woodland Hills, CA	264	73,336	73,190	-	-		62%	59%	Completed	Q3 2008
Highland Glen II	Westwood, MA	102	21,620	19,797	-	-		39%	33%	Completed	Q3 2008
Projects Completed Not Stabilized		366	94,956	92,987	-	-					
Completed And Stabilized During the Quarter:											
Mozaic (a.k.a. Union Station)	Los Angeles, CA	272	69,661	67,849	-	47,206		91%	90%	Completed	Stabilized
Vintage	Ontario, CA	300	54,722	54,722	-	33,000		94%	96%	Completed	Stabilized
Projects Completed And Stabilized During the Quarter		572	124,383	122,571	-	80,206					
Total Projects		5,123	$ 1,798,678	$ 1,384,922	$ 1,169,364	$ 475,869					

(1) Total capital cost represents estimated development cost for projects under development and all capitalized costs incurred to date plus any estimates of costs remaining to be funded for all projects, all in accordance with GAAP.

(2) Debt is primarily tax-exempt bonds that are entirely outstanding, with $6.7 million held in escrow by the lender and released as draw requests are made. This amount is classified as deposits – restricted in the consolidated balance sheets at December 31, 2007.

(3) Properties included here are substantially complete. However, they may still require additional exterior and interior work for all units to be available for leasing.

Item 3. Legal Proceedings

The Company is party to a housing discrimination lawsuit brought by a non-profit civil rights organization in April 2006 in the U.S. District Court for the District of Maryland. The suit alleges that the Company designed and built approximately 300 of its properties in violation of the accessibility requirements of the Fair Housing Act and Americans With Disabilities Act. The suit seeks actual and punitive damages, injunctive relief (including modification of non-compliant properties), costs and attorneys' fees. The Company believes it has a number of viable defenses, including that a majority of the named properties were completed before the operative dates of the statutes in question and/or were not designed or built by the Company. Accordingly, the Company is defending the suit vigorously. Due to the pendency of the Company's defenses and the uncertainty of many other critical factual and legal issues, it is not possible to determine or predict the outcome of the suit and as a result, no amounts have been accrued at December, 31, 2007. While no assurances can be given, the Company does not believe that the suit, if adversely determined, would have a material adverse effect on the Company.

The Company does not believe there is any other litigation pending or threatened against it that, individually or in the aggregate, reasonably may be expected to have a material adverse effect on the Company.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Share Market Prices and Dividends

The following table sets forth, for the years indicated, the high, low and closing sales prices for and the distributions paid on the Company's Common Shares, which trade on the New York Stock Exchange under the trading symbol EQR.

	Sales Price			
	High	Low	Closing	Distributions
2007				
Fourth Quarter Ended December 31, 2007	$45.01	$33.79	$36.47	$0.4825
Third Quarter Ended September 30, 2007	$47.48	$35.00	$42.36	$0.4625
Second Quarter Ended June 30, 2007	$52.25	$44.36	$45.63	$0.4625
First Quarter Ended March 31, 2007	$56.46	$46.66	$48.23	$0.4625

	Sales Price			
	High	Low	Closing	Distributions
2006				
Fourth Quarter Ended December 31, 2006	$61.50	$49.42	$50.75	$0.4625
Third Quarter Ended September 30, 2006	$51.35	$44.04	$50.58	$0.4425
Second Quarter Ended June 30, 2006	$47.47	$41.45	$44.73	$0.4425
First Quarter Ended March 31, 2006	$47.74	$38.84	$46.79	$0.4425

The number of record holders of Common Shares at January 31, 2008 was approximately 4,000. The number of outstanding Common Shares as of January 31, 2008 was 269,644,705.

Common Shares Repurchased in the Quarter Ended December 31, 2007

The Company repurchased the following Common Shares during the quarter ended December 31, 2007:

Period	Total Number of Common Shares Purchased (1)	Average Price Paid Per Share (1)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Dollar Value of Common Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 2007	-	$ -	-	$ 65,045,391
November 2007	1,600,000	$ 38.30	1,600,000	$ 3,762,666
December 2007	790,000	$ 35.69	790,000	$ 475,568,955
Fourth Quarter 2007	2,390,000	$ 37.44	2,390,000	

(1) The Common Shares repurchased during the quarter ended December 31, 2007 represent Common Shares repurchased under the Company's publicly announced share repurchase program approved by its Board of Trustees. All shares were repurchased in the open market. As of December 31, 2007, transactions to repurchase 125,000 of the 2,390,000 Common Shares had not yet settled. On April 27, May 24, and December 3, 2007, the Board of Trustees approved an increase of $200.1 million, an additional $500.0 million and an additional $500.0 million, respectively, to the Company's authorized share repurchase program. Considering the above additional authorizations and the repurchase activity for the quarter, the Company has authorization to repurchase an additional $475.6 million of its shares as of December 31, 2007.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to the Company's Common Shares that may be issued under its existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (1) (2)	Weighted average exercise price of outstanding options, warrants and rights (b) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c) (3)
Equity compensation plans approved by shareholders	9,185,141	$32.37	14,473,789
Equity compensation plans not approved by shareholders	N/A	N/A	N/A

(1) Amount shown includes 5,400 shares reserved for issuance upon exercise of outstanding options assumed by the Company as a result of mergers.

(2) The amounts shown in columns (a) and (b) of the above table do not include 1,178,188 outstanding Common Shares (all of which are restricted and subject to vesting requirements) that were granted under the Company's Fifth Amended and Restated 1993 Share Option and Share Award Plan, as amended (the "1993 Plan") and the Company's 2002 Share Incentive Plan, as amended (the "2002 Plan") and outstanding Common Shares that have been purchased by employees and trustees under the Company's ESPP.

(3) Includes 10,392,101 Common Shares that may be issued under the 2002 Plan, of which only 25% may be in the form of restricted shares, and 4,081,688 Common Shares that may be sold to employees and trustees under the ESPP.

The aggregate number of securities available for issuance (inclusive of restricted shares previously granted and outstanding and shares underlying outstanding options) under the 2002 Plan equals 7.5% of the Company's outstanding Common Shares, calculated on a fully diluted basis, determined annually on the first day of each calendar year. On January 1, 2008, this amount equaled 21,631,555, of which 10,392,101 shares were available for future issuance.

Item 6. Selected Financial Data

The following table sets forth selected financial and operating information on a historical basis for the Company. The following information should be read in conjunction with all of the financial statements and notes thereto included elsewhere in this Form 10-K. The historical operating and balance sheet data have been derived from the historical financial statements of the Company. All amounts have also been restated in accordance with the discontinued operations provisions of SFAS No. 144. Certain capitalized terms as used herein are defined in the Notes to Consolidated Financial Statements.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
(Financial information in thousands except for per share and property data)

	Year Ended December 31,				
	2007	2006	2005	2004	2003
OPERATING DATA:					
Total revenues from continuing operations	$ 2,038,084	$ 1,789,932	$ 1,495,510	$ 1,308,643	$ 1,142,985
Interest and other income	$ 20,176	$ 30,976	$ 68,372	$ 8,702	$ 15,553
Income from continuing operations, net of minority interests	$ 93,006	$ 51,929	$ 106,509	$ 45,035	$ 54,968
Discontinued operations, net of minority interests	$ 896,616	$ 1,020,915	$ 755,284	$ 427,294	$ 468,343
Net income	$ 989,622	$ 1,072,844	$ 861,793	$ 472,329	$ 523,311
Net income available to Common Shares	$ 960,676	$ 1,031,766	$ 807,792	$ 418,583	$ 426,639
Earnings per share – basic:					
Income from continuing operations available to Common Shares	$ 0.23	$ 0.04	$ 0.18	$ (0.03)	$ (0.15)
Net income available to Common Shares	$ 3.44	$ 3.56	$ 2.83	$ 1.50	$ 1.57
Weighted average Common Shares outstanding	279,406	290,019	285,760	279,744	272,337
Earnings per share – diluted:					
Income from continuing operations available to Common Shares	$ 0.23	$ 0.04	$ 0.18	$ (0.03)	$ (0.15)
Net income available to Common Shares	$ 3.39	$ 3.50	$ 2.79	$ 1.50	$ 1.57
Weighted average Common Shares outstanding	302,235	315,579	310,785	279,744	272,337
Distributions declared per Common Share outstanding	$ 1.87	$ 1.79	$ 1.74	$ 1.73	$ 1.73
BALANCE SHEET DATA (at end of period):					
Real estate, before accumulated depreciation	$ 18,333,350	$ 17,235,175	$ 16,590,370	$ 14,852,621	$ 12,874,379
Real estate, after accumulated depreciation	$ 15,163,225	$ 14,212,695	$ 13,702,230	$ 12,252,794	$ 10,578,366
Total assets	$ 15,689,777	$ 15,062,219	$ 14,108,751	$ 12,656,306	$ 11,477,917
Total debt	$ 9,508,733	$ 8,057,656	$ 7,591,073	$ 6,459,806	$ 5,360,489
Minority Interests	$ 358,046	$ 411,459	$ 422,183	$ 535,582	$ 600,929
Shareholders' equity	$ 5,062,518	$ 5,884,222	$ 5,395,340	$ 5,072,528	$ 5,015,441
OTHER DATA:					
Total properties (at end of period)	579	617	926	939	968
Total apartment units (at end of period)	152,821	165,716	197,404	200,149	207,506
Funds from operations available to Common Shares and OP Units - basic (1)(2)	$ 723,484	$ 716,143	$ 784,625	$ 651,741	$ 640,390
Cash flow provided by (used for):					
Operating activities	$ 793,128	$ 755,466	$ 698,531	$ 707,061	$ 744,319
Investing activities	$ (200,645)	$ (259,472)	$ (592,201)	$ (555,279)	$ 334,028
Financing activities	$ (801,929)	$ (324,545)	$ (101,007)	$ (117,856)	$ (1,058,643)

(1) The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once the Company commences the conversion of units to condominiums, it simultaneously discontinues depreciation of such property. FFO available to Common Shares and OP Units is calculated on a basis consistent with net income available to Common Shares and reflects adjustments to net income for preferred distributions and premiums on redemption of preferred shares in accordance with accounting principles generally accepted in the United States. The equity positions of various individuals and entities that contributed their properties to

the Operating Partnership in exchange for OP Units are collectively referred to as the "Minority Interests - Operating Partnership". Subject to certain restrictions, the Minority Interests - Operating Partnership may exchange their OP Units for EQR Common Shares on a one-for-one basis. See Item 7 for a reconciliation of net income to FFO and FFO available to Common Shares and OP Units.

(2) *The Company believes that FFO and FFO available to Common Shares and OP Units are helpful to investors as supplemental measures of the operating performance of a real estate company, because they are recognized measures of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO and FFO available to Common Shares and OP Units can help compare the operating performance of a company's real estate between periods or as compared to different companies. FFO and FFO available to Common Shares and OP Units do not represent net income, net income available to Common Shares or net cash flows from operating activities in accordance with GAAP. Therefore, FFO and FFO available to Common Shares and OP Units should not be exclusively considered as alternatives to net income, net income available to Common Shares or net cash flows from operating activities as determined by GAAP or as measures of liquidity. The Company's calculation of FFO and FFO available to Common Shares and OP Units may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis of the results of operations and financial condition of the Company should be read in connection with the Consolidated Financial Statements and Notes thereto. Due to the Company's ability to control the Operating Partnership and its subsidiaries other than entities owning interests in the Partially Owned Properties - Unconsolidated and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary entity has been consolidated with the Company for financial reporting purposes. Capitalized terms used herein and not defined are as defined elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2007.

Forward-looking statements in this Item 7 as well as elsewhere in this Annual Report on Form 10-K are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, projections and assumptions made by management. While the Company's management believes the assumptions underlying its forward-looking statements are reasonable, such information is inherently subject to uncertainties and may involve certain risks, which could cause actual results, performance, or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Many of these uncertainties and risks are difficult to predict and beyond management's control. Forward-looking statements are not guarantees of future performance, results or events. The Company assumes no obligation to update or supplement forward-looking statements because of subsequent events. Factors that might cause such differences include, but are not limited to, the following:

- We intend to actively acquire and develop multifamily properties for rental operations and/or conversion into condominiums, as well as upgrade and sell existing properties as individual condominiums. We may underestimate the costs necessary to bring an acquired or development property up to standards established for its intended market position. Additionally, we expect that other major real estate investors with significant capital will compete with us for attractive investment opportunities or may also develop properties in markets where we focus our development efforts. This competition may increase prices for multifamily properties or decrease the price at which we expect to sell individual properties. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms. We also plan to develop more properties ourselves in addition to co-investing with our development partners for either the rental or condominium market, depending on opportunities in each sub-market. This may increase the overall level of risk associated with our developments. The total number of development units, cost of development and estimated completion dates are subject to uncertainties arising from changing economic conditions (such as the cost of labor and construction materials), competition and local government regulation;
- Sources of capital to the Company or labor and materials required for maintenance, repair,

capital expenditure or development are more expensive than anticipated;

- Occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction of multifamily housing, slow employment growth, availability of low interest mortgages for single-family home buyers and the potential for geopolitical instability, all of which are beyond the Company's control; and
- Additional factors as discussed in Part I of this Annual Report on Form 10-K, particularly those under "Risk Factors".

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Forward-looking statements and related uncertainties are also included in Notes 5 and 11 in the Notes to Consolidated Financial Statements in this report.

Results of Operations

In conjunction with our business objectives and operating strategy, the Company has continued to invest or recycle its capital investment in apartment properties located in strategically targeted markets during the years ended December 31, 2007 and December 31, 2006. In summary, we:

Year Ended December 31, 2007:

- Acquired $1.7 billion of apartment properties consisting of 36 properties and 8,167 units, and $212.8 million of land parcels, all of which we deem to be in our strategic targeted markets; and
- Sold $1.9 billion of apartment properties consisting of 73 properties and 21,563 units, as well as 617 condominium units for $164.2 million and $50.0 million of land parcels.

Year Ended December 31, 2006:

- Acquired $1.8 billion of apartment properties consisting of 35 properties and 8,768 units, and $134.4 million of land parcels, all of which we deem to be in our strategic targeted markets; and
- Sold $2.3 billion of apartment properties consisting of 335 properties and 39,608 units, as well as 1,069 condominium units for $216.0 million and $1.6 million of land parcels.

On June 28, 2006, the Company announced that it agreed to sell its Lexford Housing Division for a cash purchase price of $1.086 billion. The sale closed on October 5, 2006. The Lexford Housing Division results are classified as discontinued operations, net of minority interests, in the consolidated statements of operations for all periods presented. The Company recorded a gain on sale of approximately $418.7 million on the sale of the Lexford Housing Division in the fourth quarter of 2006. In conjunction with the Lexford disposition, the Company paid off/extinguished $196.3 million of mortgage notes payable secured by the properties and incurred approximately $9.2 million in prepayment penalties upon extinguishment.

The Company's primary financial measure for evaluating each of its apartment communities is net operating income ("NOI"). NOI represents rental income less property and maintenance expense, real estate tax and insurance expense and property management expense. The Company believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment communities.

Properties that the Company owned for all of both 2007 and 2006 (the "2007 Same Store Properties"), which represented 115,857 units, impacted the Company's results of operations. Properties that the Company owned for all of both 2006 and 2005 (the "2006 Same Store Properties"), which represented 128,133 units, also impacted the Company's results of operations. Both the 2007 Same Store Properties and 2006 Same Store Properties are discussed in the following paragraphs.

The Company's acquisition, disposition, completed development and consolidation of previously unconsolidated property activities also impacted overall results of operations for the years ended December 31, 2007 and 2006. The impacts of these activities are also discussed in greater detail in the following paragraphs.

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

For the year ended December 31, 2007, income from continuing operations, net of minority interests, increased by approximately $41.1 million when compared to the year ended December 31, 2006. The increase in continuing operations is discussed below.

Revenues from the 2007 Same Store Properties increased $67.2 million primarily as a result of higher rental rates charged to residents. Expenses from the 2007 Same Store Properties increased $12.6 million primarily due to higher payroll, building, utility costs, insurance and real estate taxes. The following tables provide comparative same store results and statistics for the 2007 Same Store Properties:

2007 vs. 2006
Year over Year Same Store Results/Statistics
$ in Thousands (except for Average Rental Rate) – 115,857 Same Store Units

	Results			Statistics		
Description	Revenues	Expenses	NOI	Average Rental Rate (1)	Occupancy	Turnover
2007	$ 1,643,513	$ 607,691	$1,035,822	$ 1,250	94.7%	63.3%
2006	$ 1,576,322	$ 595,074	$ 981,248	$ 1,199	94.7%	64.9%
Change	$ 67,191	$ 12,617	$ 54,574	$ 51	0.0%	(1.6%)
Change	4.3%	2.1%	5.6%	4.3%		

(1) Average rental rate is defined as total rental revenues divided by the weighted average occupied units for the period.

The following table presents a reconciliation of operating income per the consolidated statements of operations to NOI for the 2007 Same Store Properties.

	Year Ended December 31,	
	2007	**2006**
	(Amounts in thousands)	
Operating income	$ 565,817	$ 452,956
Adjustments:		
Non-same store operating results	(167,579)	(61,520)
Fee and asset management revenue	(9,183)	(9,101)
Fee and asset management expense	8,412	8,934
Depreciation	587,647	507,508
General and administrative	49,290	48,469
Impairment	1,418	34,002
Same store NOI	$ 1,035,822	$ 981,248

For properties that the Company acquired prior to January 1, 2007 and expects to continue to own through December 31, 2008, the Company anticipates the following same store results for the full year ending December 31, 2008:

2008 Same Store Assumptions	
Physical Occupancy	94.5%
Revenue Change	3.00% to 4.00%
Expense Change	2.50% to 3.25%
NOI Change	3.00% to 4.75%

These 2008 assumptions are based on current expectations and are forward-looking.

Non-same store operating results increased $106.1 million and consist primarily of properties acquired in calendar years 2007 and 2006 as well as operations from completed development properties and our corporate housing business.

See also Note 20 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's segment disclosures.

Fee and asset management revenues, net of fee and asset management expenses, increased $0.6 million primarily as a result of an increase in property management fees from unconsolidated entities along with a decrease in asset management expenses from managing fewer properties for third parties and unconsolidated entities. As of December 31, 2007 and 2006, the Company managed 14,472 units and 15,020 units, respectively, primarily for unconsolidated entities and our military housing venture at Fort Lewis.

Property management expenses from continuing operations include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses decreased by approximately $8.8 million or 9.1%. This decrease is primarily attributable to lower overall payroll costs, various reserve adjustments for workers compensation and medical costs and lower training costs associated with the completion of a majority of the rollout of a new property management system, partially offset by higher legal and professional fees.

Depreciation expense from continuing operations, which includes depreciation on non-real estate assets, increased $80.1 million primarily as a result of additional depreciation expense on newly acquired properties and capital expenditures for all properties owned.

General and administrative expenses from continuing operations, which include corporate operating expenses, increased approximately $0.8 million between the periods under comparison. This increase was primarily due to an increase in restricted share expense and severance costs associated with the resignation of two of the Company's executives as well as less expense recovery related to a certain lawsuit in Florida (see Note 21), partially offset by a decrease in profit sharing and state and franchise taxes. The Company anticipates that general and administrative expenses will approximate $48.0 million to $50.0 million for the year ending December 31, 2008. The above assumption is based on current expectations and is forward-looking.

Impairment from continuing operations decreased $32.6 million primarily due to an impairment charge on goodwill of $30.0 million taken in 2006 related to the corporate housing business. In addition, in 2006 the Company wrote-off $2.0 million of various deferred sales costs following the decision to halt the condominium conversion and sale process at five assets.

Interest and other income from continuing operations decreased approximately $10.8 million primarily as a result of $14.7 million of forfeited deposits for various terminated transactions along with $3.7 million in proceeds from eBay's acquisition of Rent.com received during the year ended December 31, 2006. This was partially offset by $4.1 million received in 2007 for insurance litigation settlement proceeds, a $2.7 million increase in interest earned on 1031 exchange and earnest money deposits and a $0.7 million increase in interest earned on short-term investments. The Company anticipates that interest and other income will approximate $5.0 million to $10.0 million for the year ending December 31, 2008. The above assumption is based on current expectations and is forward-looking.

Interest expense from continuing operations, including amortization of deferred financing costs, increased approximately $67.4 million primarily as a result of higher overall debt levels outstanding due to the Company's share repurchase activity as well as the timing of acquisitions and dispositions, partially offset by lower overall effective interest rates. During the year ended December 31, 2007, the Company capitalized interest costs of approximately $45.1 million as compared to $20.7 million for the year ended December 31, 2006. This capitalization of interest primarily relates to consolidated projects under development. The effective interest cost on all indebtedness for the year ended December 31, 2007 was 5.96% as compared to 6.21% for the year ended December 31, 2006. The Company anticipates that interest expense (including discontinued operations) will approximate $470.0 million to $490.0 million for the year ending December 31, 2008. The above assumption is based on current expectations and is forward-looking.

Income from investments in unconsolidated entities increased approximately $1.0 million between the periods under comparison. This increase is primarily due to the sale of the Company's 7.075% ownership interest in Wellsford Park Highlands Corporation, an entity which owns a condominium development in Denver, Colorado and profit participation received from the sale of condominium units at a development project that was sold in 2003.

Net gain on sales of unconsolidated entities increased $2.3 million primarily as a result of a $2.6 million gain on the sale of an unconsolidated institutional joint venture property during the year ended December 31, 2007.

Net gain on sales of land parcels increased $3.6 million primarily as a result of higher net gains realized in 2007 on the sales of land parcels compared to the net gains realized in 2006.

Discontinued operations, net of minority interests, decreased approximately $124.3 million between the periods under comparison. This decrease is primarily due to a significant decrease in the number of properties sold during the year ended December 31, 2007 compared to the same period in 2006, as well as the mix of properties sold in each year. See Note 13 in the Notes to Consolidated Financial Statements for further discussion.

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

For the year ended December 31, 2006, income from continuing operations, net of minority interests, decreased by approximately $54.6 million when compared to the year ended December 31, 2005. The decrease in continuing operations is discussed below.

Revenues from the 2006 Same Store Properties increased $88.7 million primarily as a result of higher rental rates charged to residents. Expenses from the 2006 Same Store Properties increased $23.9 million primarily due to higher maintenance, payroll, utility costs and real estate taxes. The following tables provide comparative same store results and statistics for the 2006 Same Store Properties:

2006 vs. 2005
Year over Year Same Store Results/Statistics
$ in Thousands (except for Average Rental Rate) – 128,133 Same Store Units

	Results			Statistics		
Description	Revenues	Expenses	NOI	Average Rental Rate (1)	Occupancy	Turnover
2006	$ 1,612,529	$ 628,210	$ 984,319	$ 1,110	94.6%	(64.6%)
2005	$ 1,523,858	$ 604,318	$ 919,540	$ 1,050	94.6%	(65.5%)
Change	$ 88,671	$ 23,892	$ 64,779	$ 60	0.0%	0.9%
Change	5.8%	4.0%	7.0%	5.7%		

(1) Average rental rate is defined as total rental revenues divided by the weighted average occupied units for the period.

Non-same store operating results increased $151.0 million and consist primarily of properties acquired in calendar years 2006 and 2005 as well as our corporate housing business.

See also Note 20 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's segment disclosures.

Fee and asset management revenues, net of fee and asset management expenses decreased $1.5 million primarily as a result of lower income earned from managing fewer properties for third parties and unconsolidated entities. As of December 31, 2006 and 2005, the Company managed 15,020 units and 16,269 units, respectively, primarily for unconsolidated entities and our military housing venture at Fort Lewis.

Property management expenses from continuing operations include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses increased by approximately $9.3 million or 10.7%. This increase is primarily attributable to higher overall payroll costs and higher overall computer and training costs specific to the Company's rollout of a new property management system.

Depreciation expense from continuing operations, which includes depreciation on non-real estate assets, increased $119.4 million primarily as a result of additional depreciation expense on newly acquired properties and capital expenditures for all properties owned.

General and administrative expenses from continuing operations, which include corporate operating expenses, decreased approximately $21.9 million between the periods under comparison. This decrease was primarily due to lower executive compensation expense due to severance costs for several executive officers incurred during the year ended December 31, 2005 and a $2.8 million reimbursement of legal expenses during the year ended December 31, 2006.

Impairment from continuing operations increased $33.4 million primarily due to an impairment charge on goodwill of $30.0 million related to the corporate housing business and $2.0 million related to the write-off of various deferred sales costs following the decision to halt the condominium conversion and sale process at five assets.

Interest and other income from continuing operations decreased by approximately $37.4 million, primarily as a result of the $57.1 million in cash received during the year ended December 31, 2005 for the Company's ownership interest in Rent.com, which was acquired by eBay, Inc. This was partially offset by the $3.7 million in additional proceeds for Rent.com, an increase in interest earned on tax deferred 1031 exchange proceeds from the Lexford disposition and $14.7 million of forfeited deposits for various terminated transactions received during the year ended December 31, 2006.

Interest expense from continuing operations, including amortization of deferred financing costs, increased approximately $67.9 million primarily as a result of higher variable interest rates and overall debt levels outstanding. During the year ended December 31, 2006, the Company capitalized interest costs of approximately $20.7 million as compared to $13.7 million for the year ended December 31, 2005. This capitalization of interest primarily relates to consolidated projects under development. The effective interest cost on all indebtedness for the year ended December 31, 2006 was 6.21% as compared to 6.16% for the year ended December 31, 2005.

Loss from investments in unconsolidated entities increased approximately $1.1 million between the periods under comparison. This increase is primarily the result of consolidating previously unconsolidated properties as of January 1, 2006 as the result of EITF Issue No. 04-5.

Net gain on sales of unconsolidated entities decreased $1.0 million due to increased unconsolidated sales during the year ended December 31, 2005.

Net gain on sales of land parcels decreased $27.5 million due to a large gain recorded on the sale of one land parcel during the year ended December 31, 2005.

Discontinued operations, net of minority interests, increased approximately $265.6 million between the periods under comparison. This increase is primarily the result of lower real estate net book values for properties sold during the year ended December 31, 2006 as compared to the same period in 2005. See Note 13 in the Notes to Consolidated Financial Statements for further discussion.

Liquidity and Capital Resources

For the Year Ended December 31, 2007

As of January 1, 2007, the Company had approximately $260.3 million of cash and cash equivalents and $470.7 million available under its revolving credit facilities (net of $69.3 million which was restricted/dedicated to support letters of credit and not available for borrowing). After taking into effect the various transactions discussed in the following paragraphs and the net cash provided by operating activities, the Company's cash and cash equivalents balance at December 31, 2007 was approximately $50.8 million and the amount available on the Company's revolving credit facilities was $1.3 billion (net of $80.8 million which was restricted/dedicated to support letters of credit and not available for borrowing).

During the year ended December 31, 2007, the Company generated proceeds from various transactions, which included the following:

- Disposed of 78 properties, various individual condominium units and two land parcels, receiving net proceeds of approximately $2.0 billion;
- Obtained $346.1 million in net proceeds from the issuance of $350.0 million of five-year 5.50% fixed rate public notes;
- Obtained $640.6 million in net proceeds from the issuance of $650.0 million of ten-year 5.75% fixed rate public notes and terminated five forward starting swaps designated to hedge the note issuance, receiving net proceeds of $2.4 million;
- Obtained a three-year (subject to two one-year extension options) $500.0 million floating rate term loan at LIBOR plus a spread (currently 42.5 basis points) dependent upon the current credit rating on the Operating Partnership's long-term unsecured debt;
- Obtained $827.8 million in new mortgage financing; and
- Issued approximately 1.2 million Common Shares and received net proceeds of $35.9 million.

During the year ended December 31, 2007, the above proceeds were primarily utilized to:

- Invest $480.2 million primarily in development projects;
- Acquire 36 properties and eight land parcels, utilizing cash of $1.7 billion;
- Repurchase 27.5 million Common Shares utilizing cash of $1.2 billion;
- Repay $548.0 million of mortgage loans;
- Repay $150.0 million of fixed rate public notes; and
- Redeem the Series D Preferred Shares at a liquidation value of $175.0 million.

Depending on its analysis of market prices, economic conditions, and other opportunities for the investment of available capital, the Company may repurchase its Common Shares pursuant to its existing share buyback program authorized by the Board of Trustees. On April 27, May 24 and December 3, 2007, the Board of Trustees approved an increase of $200.1 million, an additional $500.0 million and an additional $500.0 million, respectively, to the Company's authorized share repurchase program. As of December 31, 2007 and after giving effect to the above increases, the Company had authorization to repurchase an additional $475.6 million of its shares. The Company repurchased $1.2 billion (27,484,346 shares at an average price per share of $44.62) of its Common Shares during the year ended December 31, 2007. See Note 3 in the Notes to Consolidated Financial Statements for further discussion.

The Company's total debt summary and debt maturity schedules as of December 31, 2007, are as follows:

Debt Summary as of December 31, 2007
(Amounts in thousands)

	Amounts (1)	% of Total	Weighted Average Rates (1)	Weighted Average Maturities (years)
Secured	$ 3,605,971	37.9%	5.74%	7.6
Unsecured	5,902,762	62.1%	5.67%	6.2
Total	$ 9,508,733	100.0%	5.69%	6.7
Fixed Rate Debt:				
Secured – Conventional	$ 2,475,279	26.0%	6.15%	4.8
Unsecured – Public/Private	5,002,664	52.6%	5.65%	6.5
Unsecured – Tax Exempt	111,390	1.2%	5.05%	21.3
Fixed Rate Debt	7,589,333	79.8%	5.80%	6.1
Floating Rate Debt:				
Secured – Conventional	492,138	5.2%	6.26%	5.5
Secured – Tax Exempt	638,554	6.7%	3.81%	20.6
Unsecured – Public/Private	649,708	6.8%	6.15%	2.5
Unsecured – Revolving Credit Facility	139,000	1.5%	5.68%	4.1
Floating Rate Debt	1,919,400	20.2%	5.31%	9.1
Total	$ 9,508,733	100.0%	5.69%	6.7

(1) Net of the effect of any derivative instruments. Weighted average rates are for the year ended December 31, 2007.

Debt Maturity Schedule as of December 31, 2007
(Amounts in thousands)

Year		Fixed Rate (1)	Floating Rate (1)	Total	% of Total	Weighted Average Rates on Fixed Rate Debt (1)	Weighted Average Rates on Total Debt (1)
2008		$ 457,610	$ 83,391	$ 541,001	5.7%	6.65%	6.54%
2009		458,326	457,432	915,758	9.6%	6.35%	5.47%
2010	(2)	280,414	550,982	831,396	8.7%	7.04%	6.07%
2011	(3)	1,503,562	41,537	1,545,099	16.3%	5.56%	5.54%
2012	(4)	907,986	139,000	1,046,986	11.0%	6.08%	5.92%
2013		566,267	-	566,267	6.0%	5.93%	5.93%
2014		517,445	-	517,445	5.4%	5.28%	5.28%
2015		355,587	-	355,587	3.7%	6.41%	6.41%
2016		1,089,320	-	1,089,320	11.5%	5.32%	5.32%
2017		803,649	456	804,105	8.5%	6.01%	6.01%
2018+		649,167	646,602	1,295,769	13.6%	6.20%	5.38%
Total		$ 7,589,333	$ 1,919,400	$ 9,508,733	100.0%	5.91%	5.71%

(1) Net of the effect of any derivative instruments. Weighted average rates are as of December 31, 2007.

(2) Includes the Company's $500.0 million floating rate term loan facility, which matures on October 5, 2010, subject to two one-year extension options exercisable by the Company.

(3) Includes $650.0 million of 3.85% convertible unsecured debt with a final maturity of 2026. The notes are callable by the Company on or after August 18, 2011. The notes are putable by the holders on August 18, 2011, August 15, 2016 and August 15, 2021.

(4) Includes $139.0 million outstanding on the Company's $1.5 billion unsecured revolving credit facility, which matures on February 28, 2012.

The following table provides a summary of the Company's unsecured debt as of December 31, 2007:

Unsecured Debt Summary as of December 31, 2007
(Amounts in thousands)

	Coupon Rate	Due Date		Face Amount	Unamortized Premium/ (Discount)	Net Balance
Fixed Rate Notes:						
	7.500%	08/15/08	(1)	$ 130,000	$ -	$ 130,000
	4.750%	06/15/09	(2)	300,000	(400)	299,600
	6.950%	03/02/11		300,000	2,864	302,864
	6.625%	03/15/12		400,000	(1,236)	398,764
	5.500%	10/01/12		350,000	(1,640)	348,360
	5.200%	04/01/13		400,000	(622)	399,378
	5.250%	09/15/14		500,000	(412)	499,588
	6.584%	04/13/15		300,000	(809)	299,191
	5.125%	03/15/16		500,000	(439)	499,561
	5.375%	08/01/16		400,000	(1,592)	398,408
	5.750%	06/15/17		650,000	(4,832)	645,168
	7.125%	10/15/17		150,000	(635)	149,365
	7.570%	08/15/26		140,000	-	140,000
	3.850%	08/15/26	(3)	650,000	(7,583)	642,417
Floating Rate Adjustments			(2)	(150,000)	-	(150,000)
				5,020,000	(17,336)	5,002,664
Fixed Rate Tax Exempt Notes:						
	4.750%	12/15/28	(1)	35,600	-	35,600
	5.200%	06/15/29	(1)	75,790	-	75,790
				111,390	-	111,390
Floating Rate Notes:						
		06/15/09	(2)	150,000	-	150,000
FAS 133 Adjustments – net			(2)	(292)	-	(292)
Term Loan Facility		10/05/10	(4)	500,000	-	500,000
				649,708	-	649,708
Revolving Credit Facility:		02/28/12	(5)	139,000	-	139,000
Total Unsecured Debt				$ 5,920,098	$ (17,336)	$ 5,902,762

(1) Notes are private. All other unsecured debt is public.

(2) $150.0 million in fair value interest rate swaps converts 50% of the 4.750% Notes due June 15, 2009 to a floating interest rate.

(3) Convertible notes mature on August 15, 2026. The notes are callable by the Company on or after August 18, 2011. The notes are putable by the holders on August 18, 2011, August 15, 2016 and August 15, 2021.

(4) Represents the Company's $500.0 million term loan facility, which matures on October 5, 2010, subject to two one-year extension options exercisable by the Company.

(5) Represents amount outstanding on the Company's $1.5 billion unsecured revolving credit facility which matures on February 28, 2012.

As of February 27, 2008, an unlimited amount of debt securities remains available for issuance by the Operating Partnership under a registration statement that became automatically effective upon filing with the SEC in June 2006 (under SEC regulations enacted in 2005, the registration statement automatically expires on

June 29, 2009 and does not contain a maximum issuance amount). As of February 27, 2008, $956.5 million in equity securities remains available for issuance by the Company under a registration statement the SEC declared effective in February 1998.

The Company's "Consolidated Debt-to-Total Market Capitalization Ratio" as of December 31, 2007 is presented in the following table. The Company calculates the equity component of its market capitalization as the sum of (i) the total outstanding Common Shares and assumed conversion of all OP Units at the equivalent market value of the closing price of the Company's Common Shares on the New York Stock Exchange; (ii) the "Common Share Equivalent" of all convertible preferred shares and preference interests/units; and (iii) the liquidation value of all perpetual preferred shares outstanding.

Capital Structure as of December 31, 2007
(Amounts in thousands except for share and per share amounts)

Secured Debt			$ 3,605,971	37.9%	
Unsecured Debt			5,763,762	60.6%	
Revolving Credit Facility			139,000	1.5%	
Total Debt			**9,508,733**	**100.0%**	**47.0%**
Common Shares	269,554,661	93.6%			
OP Units	18,420,320	6.4%			
Total Shares and OP Units	287,974,981	100.0%			
Common Share Equivalents (see below)	445,752				
Total outstanding at quarter-end	288,420,733				
Common Share Price at December 31, 2007	$ 36.47				
			10,518,704	98.1%	
Perpetual Preferred Equity (see below)			200,000	1.9%	
Total Equity			**10,718,704**	**100.0%**	**53.0%**
Total Market Capitalization			**$ 20,227,437**		**100.0%**

Convertible Preferred Equity as of December 31, 2007
(Amounts in thousands except for share and per share amounts)

Series	Redemption Date	Outstanding Shares/Units	Liquidation Value	Annual Dividend Per Share/Unit	Annual Dividend Amount	Weighted Average Rate	Conversion Ratio	Common Share Equivalents
Preferred Shares:								
7.00% Series E	11/1/98	362,116	$ 9,053	$ 1.75	$ 634		1.1128	402,963
7.00% Series H	6/30/98	24,359	609	1.75	43		1.4480	35,272
Junior Preference Units:								
8.00% Series B	7/29/09	7,367	184	2.00	15		1.020408	7,517
Total Convertible Preferred Equity		393,842	$ 9,846		$ 692	7.03%		445,752

Perpetual Preferred Equity as of December 31, 2007
(Amounts in thousands except for share and per share amounts)

Series	Redemption Date	Outstanding Shares	Liquidation Value	Annual Dividend Per Share	Annual Dividend Amount	Weighted Average Rate
Preferred Shares:						
8.29% Series K	12/10/26	1,000,000	$ 50,000	$ 4.145	$ 4,145	
6.48% Series N	6/19/08	600,000	150,000	16.20	9,720	
Total Perpetual Preferred Equity		1,600,000	$ 200,000		$ 13,865	6.93%

The Company expects to meet its short-term liquidity requirements, including capital expenditures related to maintaining its existing properties and certain scheduled unsecured note and mortgage note repayments, generally through its working capital, net cash provided by operating activities and borrowings under its revolving credit facilities. The Company considers its cash provided by operating activities to be adequate to meet operating requirements and payments of distributions. The Company also expects to meet its long-term liquidity requirements, such as scheduled unsecured note and mortgage debt maturities, property acquisitions, financing of construction and development activities and capital improvements through the issuance of unsecured notes and equity securities, including additional OP Units, and proceeds received from the disposition of certain properties as well as joint ventures. In addition, the Company has significant unencumbered properties available to secure additional mortgage borrowings in the event that the public capital markets are unavailable or the cost of alternative sources of capital is too high. The fair value of and cash flow from these unencumbered properties are in excess of the requirements the Company must maintain in order to comply with covenants under its unsecured notes and line of credit. Of the $18.3 billion in investment in real estate on the Company's balance sheet at December 31, 2007, $12.0 billion or 65.5%, was unencumbered.

The Operating Partnership's senior debt credit ratings from Standard & Poors ("S&P"), Moody's and Fitch are A-, Baal and A-, respectively. The Company's preferred equity ratings from S&P, Moody's and Fitch are BBB+, Baa2 and BBB+, respectively.

The Operating Partnership has a long-term revolving credit facility with potential borrowings of up to $1.5 billion which matures in February 2012. This facility may, among other potential uses, be used to fund property acquisitions, costs for certain properties under development and short term liquidity requirements. As of February 25, 2008, $40.0 million was outstanding under this facility.

See Note 21 in the Notes to Consolidated Financial Statements for discussion of the events which occurred subsequent to December 31, 2007.

Capitalization of Fixed Assets and Improvements to Real Estate

Our policy with respect to capital expenditures is generally to capitalize expenditures that improve the value of the property or extend the useful life of the component asset of the property. We track improvements to real estate in two major categories and several subcategories:

- Replacements *(inside the unit)*. These include:
  - flooring such as carpets, hardwood, vinyl, linoleum or tile;
  - appliances;
  - mechanical equipment such as individual furnace/air units, hot water heaters, etc;
  - furniture and fixtures such as kitchen/bath cabinets, light fixtures, ceiling fans, sinks, tubs, toilets, mirrors, countertops, etc; and
  - blinds/shades.

All replacements are depreciated over a five-year estimated useful life. We expense as incurred all make-ready maintenance and turnover costs such as cleaning, interior painting of individual units and the repair of any replacement item noted above.

- Building improvements (*outside the unit*). These include:
  - roof replacement and major repairs;
  - paving or major resurfacing of parking lots, curbs and sidewalks;
  - amenities and common areas such as pools, exterior sports and playground equipment, lobbies, clubhouses, laundry rooms, alarm and security systems and offices;
  - major building mechanical equipment systems;
  - interior and exterior structural repair and exterior painting and siding;
  - major landscaping and grounds improvement; and
  - vehicles and office and maintenance equipment.

All building improvements are depreciated over a five to ten-year estimated useful life. We capitalize building improvements and upgrades only if the item: (i) exceeds $2,500 (selected projects must exceed $10,000); (ii) extends the useful life of the asset; and (iii) improves the value of the asset.

For the year ended December 31, 2007, our actual improvements to real estate totaled approximately $252.7 million. This includes the following (amounts in thousands except for unit and per unit amounts):

Capitalized Improvements to Real Estate
For the Year Ended December 31, 2007

	Total Units (1)	Replacements	Avg. Per Unit	Building Improvements	Avg. Per Unit	Total	Avg. Per Unit
Established Properties (2)	103,560	$ 37,695	$ 364	$ 77,109	$ 745	$ 114,804	$ 1,109
New Acquisition Properties (3)	27,696	9,433	371	66,182	2,605	75,615	2,976
Other (4)	7,388	16,398		45,858		62,256	
Total	138,644	$ 63,526		$ 189,149		$ 252,675	

(1) Total units exclude 10,446 unconsolidated units and 3,731 military housing (fee managed) units.
(2) Wholly Owned Properties acquired prior to January 1, 2005.
(3) Wholly Owned Properties acquired during 2005, 2006 and 2007. Per unit amounts are based on a weighted average of 25,406 units.
(4) Includes properties either partially owned or sold during the period, commercial space, corporate housing, condominium conversions and $22.2 million included in building improvements spent on twenty-six specific assets related to major renovations and repositioning of these assets.

For the year ended December 31, 2006, our actual improvements to real estate totaled approximately $255.2 million. This includes the following (amounts in thousands except for unit and per unit amounts):

Capitalized Improvements to Real Estate
For the Year Ended December 31, 2006

	Total Units (1)	Replacements	Avg. Per Unit	Building Improvements	Avg. Per Unit	Total	Avg. Per Unit
Established Properties (2)	115,152	$ 46,094	$ 400	$ 81,127	$ 705	$ 127,221	$ 1,105
New Acquisition Properties (3)	29,512	9,194	336	35,854	1,311	45,048	1,647
Other (4)	6,651	30,384		52,527		82,911	
Total	151,315	$ 85,672		$ 169,508		$ 255,180	

(1) Total units exclude 10,846 unconsolidated units and 3,555 military housing (fee managed) units.
(2) Wholly Owned Properties acquired prior to January 1, 2004.
(3) Wholly Owned Properties acquired during 2004, 2005 and 2006. Per unit amounts are based on a weighted average of 27,346 units.
(4) Includes properties either Partially Owned or sold during the period, commercial space, condominium conversions and $21.4 million included in building improvements spent on seventeen specific assets related to major renovations and repositioning of these assets.

The Company expects to fund approximately $104.0 million for capital expenditures for replacements and building improvements for all established properties, exclusive of condominium conversion properties, in 2008. This includes an average of approximately $1,000 per unit for capital improvements for established properties.

During the year ended December 31, 2007, the Company's total non-real estate capital additions, such as computer software, computer equipment, and furniture and fixtures and leasehold improvements to the Company's property management offices and its corporate offices, were approximately $7.7 million. The Company expects to fund approximately $3.7 million in total additions to non-real estate property in 2008.

Improvements to real estate and additions to non-real estate property are generally funded from net cash provided by operating activities.

Derivative Instruments

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

See Note 11 in the Notes to Consolidated Financial Statements for additional discussion of derivative instruments at December 31, 2007.

Other

Minority Interests as of December 31, 2007 decreased by $53.4 million when compared to December 31, 2006, primarily as a result of the following:

- Distributions declared to Minority Interests, which amounted to $35.2 million (excluding Junior Preference Unit and Preference Interest distributions);
- The allocation of income from operations to holders of OP Units in the amount of $65.2 million;
- The conversion of 230,000 Series J Preference Interests with a liquidation value of $11.5 million into Common Shares; and
- The conversion of 1.5 million OP Units into Common Shares valued at $32.4 million.

Total distributions paid in January 2008 amounted to $141.6 million (excluding distributions on Partially Owned Properties), which included certain distributions declared during the fourth quarter ended December 31, 2007.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has co-invested in various properties that are unconsolidated and accounted for under the equity method of accounting. Management does not believe these investments have a materially different impact upon the Company's liquidity, cash flows, capital resources, credit or market risk than its property management and ownership activities. During 2000 and 2001, the Company entered into institutional ventures with an unaffiliated partner. At the respective closing dates, the Company sold and/or contributed 45 properties containing 10,846 units to these ventures and retained a 25% ownership interest in the ventures. The Company's joint venture partner contributed cash equal to 75% of the agreed-upon equity value of the properties comprising the ventures, which was then distributed to the Company. The Company's strategy with respect to these ventures was to reduce its concentration of properties in a variety of markets. See also Note 4 in the Notes to Consolidated Financial Statements for additional discussion regarding the sale of one of these properties containing 400 units.

As of December 31, 2007, the Company has 13 projects totaling 4,185 units in various stages of development with estimated completion dates ranging through June 30, 2010. The development agreements currently in place are discussed in detail in Note 18 of the Company's Consolidated Financial Statements.

See also Notes 2 and 6 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's investments in partially owned entities

The following table summarizes the Company's contractual obligations for the next five years and thereafter as of December 31, 2007:

Contractual Obligations	2008	2009	2010	2011	2012	Thereafter	Total
	Payments Due by Year (in thousands)						
Debt (a)	$ 541,001	$ 915,758	$ 831,396	$1,545,099	$ 1,046,986	$ 4,628,493	$ 9,508,733
Operating Leases:							
Minimum Rent Payments (b)	6,491	5,733	5,154	3,356	987	59,259	80,980
Other Long-Term Liabilities:							
Deferred Compensation (c)	813	1,454	1,454	2,058	2,058	12,810	20,647
Total	$ 548,305	$ 922,945	$ 838,004	$1,550,513	$ 1,050,031	$ 4,700,562	$ 9,610,360

(a) Amounts include aggregate principal payments only. The Company paid $502,807, $465,388 and $397,886 for interest on debt, inclusive of derivative instruments, for the years ended December 31, 2007, 2006 and 2005, respectively.
(b) Minimum basic rent due for various office space the Company leases and fixed base rent due on ground leases for two properties.
(c) Estimated payments to the Company's Chairman, two former CEO's and its former chief operating officer based on planned retirement dates.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in Note 2 in the Notes to Consolidated Financial Statements. These policies were followed in preparing the consolidated financial statements at and for the year ended December 31, 2007 and are consistent with the year ended December 31, 2006.

The Company has identified six significant accounting policies as critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant judgments and estimates. With respect to these critical accounting policies, management believes that the application of judgments and estimates is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. The six critical accounting policies are:

Impairment of Long-Lived Assets, Including Goodwill

The Company periodically evaluates its long-lived assets, including its investments in real estate and goodwill, for indicators of permanent impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

Depreciation of Investment in Real Estate

The Company depreciates the building component of its investment in real estate over a 30-year estimated useful life, building improvements over a 5-year to 10-year estimated useful life and both the furniture, fixtures and equipment and replacements components over a 5-year estimated useful life, all of which are judgmental determinations.

Cost Capitalization

See the *Capitalization of Fixed Assets and Improvements to Real Estate* section for discussion of the policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes the payroll and associated costs of employees directly responsible for and who spend all of their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

The Company follows the guidance in SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, for all development projects and uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend all of their time on development activities, with capitalization ceasing no later than 90 days following issuance of the certificate of occupancy. These costs are reflected on the balance sheet as construction in progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovation at selected properties when additional incremental employees are hired.

Fair Value of Financial Instruments, Including Derivative Instruments

The valuation of financial instruments under SFAS No. 107 and SFAS No. 133 and its amendments (SFAS Nos. 137/138/149) requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on current instruments with similar terms and maturities or on other factors relevant to the financial instruments.

Revenue Recognition

Rental income attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Leases entered into between a resident and a property for the rental of an apartment unit are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. Fee and asset management revenue and interest income are recorded on an accrual basis.

Share-Based Compensation

The Company accounts for its share-based compensation in accordance with SFAS No. 123 (R), *Share-Based Payment*, effective January 1, 2006, which results in compensation expense being recorded based on the fair value of the share compensation granted.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model is only one method of valuing options and the Company's use of this model should not be interpreted as an endorsement of its accuracy. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share options and the actual value of the options may be significantly different.

Funds From Operations

For the year ended December 31, 2007, Funds From Operations ("FFO") available to Common Shares and OP Units increased $7.3 million, or 1.0%, as compared to the year ended December 31, 2006. For the year ended December 31, 2006, FFO available to Common Shares and OP Units decreased $68.5 million, or 8.7%, as compared to the year ended December 31, 2005.

The following is a reconciliation of net income to FFO available to Common Shares and OP Units for each of the five years ended December 31, 2007:

Funds From Operations
(Amounts in thousands)

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Net income	$ 989,622	$1,072,844	$ 861,793	$ 472,329	$ 523,311
Allocation to Minority Interests – Operating Partnership, net	4,369	784	3,842	(638)	(3,371)
Adjustments:					
Depreciation	587,647	507,508	388,061	331,312	275,734
Depreciation – Non-real estate additions	(8,279)	(7,840)	(5,541)	(5,303)	(6,774)
Depreciation – Partially Owned and Unconsolidated Properties	4,378	4,338	2,487	1,903	19,911
Net gain on sales of unconsolidated entities	(2,629)	(370)	(1,330)	(4,593)	(4,942)
Discontinued operations:					
Depreciation	28,767	85,010	140,686	165,000	195,590
Gain on sales of discontinued operations, net of minority interests	(880,541)	(955,863)	(650,563)	(296,343)	(287,372)
Net incremental gain on sales of condominium units	20,771	48,961	100,361	32,682	10,356
Provision for income taxes – Condo sales	7,319	(3,161)	(8,750)	(628)	(76)
Provision for income taxes – Non-condo sales	(84)	-	-	-	-
Minority Interests – Operating Partnership	1,090	5,010	7,580	9,766	14,695
FFO (1)(2)	752,430	757,221	838,626	705,487	737,062
Preferred distributions	(22,792)	(37,113)	(49,642)	(53,746)	(76,435)
Premium on redemption of Preferred Shares	(6,154)	(3,965)	(4,359)	-	(20,237)
FFO available to Common Shares and OP Units (1) (2)	$ 723,484	$ 716,143	$ 784,625	$ 651,741	$ 640,390

(1) The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once the Company commences the conversion of units to condominiums, it simultaneously discontinues depreciation of such property. FFO available to Common Shares and OP Units is calculated on a basis consistent with net income available to Common Shares and reflects adjustments to net income for preferred distributions and premiums on redemption of preferred shares in accordance with accounting principles generally accepted in the United States. The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units are collectively referred to as the "Minority Interests - Operating Partnership". Subject to certain restrictions, the Minority Interests - Operating Partnership may exchange their OP Units for EQR Common Shares on a one-for-one basis.

(2) The Company believes that FFO and FFO available to Common Shares and OP Units are helpful to investors as supplemental measures of the operating performance of a real estate company, because they are recognized measures of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO and FFO available to Common Shares and OP Units can help compare the operating performance of a company's real estate between periods or as compared to different companies. FFO and FFO available to Common Shares and OP Units do not represent net income, net income available to Common Shares or net cash flows from operating activities in accordance with GAAP. Therefore, FFO and FFO available to Common Shares and OP Units should not be exclusively considered as alternatives to net income, net income available to Common Shares or net cash flows from operating activities as determined by GAAP or as measures of liquidity. The Company's calculation of FFO and FFO available to Common Shares and OP Units may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to the Company's financial instruments result primarily from changes in short-term LIBOR interest rates and changes in the SIFMA index for tax exempt debt. The Company does not have any direct foreign exchange or other significant market risk.

The Company's exposure to market risk for changes in interest rates relates primarily to the unsecured revolving and term credit facilities as well as floating rate tax exempt debt. The Company typically incurs fixed rate debt obligations to finance acquisitions and capital expenditures, while it typically incurs floating rate debt obligations to finance working capital needs and as a temporary measure in advance of securing long-term fixed rate financing. The Company continuously evaluates its level of floating rate debt with respect to total debt and other factors, including its assessment of the current and future economic environment.

The Company also utilizes certain derivative financial instruments to limit market risk. Interest rate protection agreements are used to convert floating rate debt to a fixed rate basis or vice versa. Derivatives are used for hedging purposes rather than speculation. The Company does not enter into financial instruments for trading purposes. See also Note 11 to the Notes to Consolidated Financial Statements for additional discussion of derivative instruments.

The fair values of the Company's financial instruments (including such items in the financial statement captions as cash and cash equivalents, other assets, lines of credit, accounts payable and accrued expenses and other liabilities) approximate their carrying or contract values based on their nature, terms and interest rates that approximate current market rates. The fair value of the Company's mortgage notes payable and unsecured notes were approximately $3.7 billion and $5.6 billion, respectively, at December 31, 2007.

At December 31, 2007, the Company had total outstanding floating rate debt of approximately $1.9 billion, or 20.2% of total debt, net of the effects of any derivative instruments. If market rates of interest on all of the floating rate debt permanently increased by 53 basis points (a 10% increase from the Company's existing weighted average interest rates), the increase in interest expense on the floating rate debt would decrease future earnings and cash flows by approximately $10.2 million. If market rates of interest on all of the floating rate debt permanently decreased by 53 basis points (a 10% decrease from the Company's existing weighted average interest rates), the decrease in interest expense on the floating rate debt would increase future earnings and cash flows by approximately $10.2 million.

At December 31, 2007, the Company had total outstanding fixed rate debt of approximately $7.6 billion, or 79.8% of total debt, net of the effects of any derivative instruments. If market rates of interest permanently increased by 58 basis points (a 10% increase from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $6.9 billion. If market rates of interest permanently decreased by 58 basis points (a 10% decrease from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $8.4 billion.

At December 31, 2007, the Company's derivative instruments had a net liability fair value of approximately $10.6 million. If market rates of interest permanently increased by 47 basis points (a 10% increase from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $6.5 million. If market rates of interest permanently decreased by 47 basis points (a 10% decrease from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $15.0 million.

At December 31, 2006, the Company had total outstanding floating rate debt of approximately $1.5 billion, or 18.4% of total debt, net of the effects of any derivative instruments. If market rates of interest on all of the floating rate debt permanently increased by 49 basis points (a 10% increase from the Company's existing weighted average interest rates), the increase in interest expense on the floating rate debt would decrease future earnings and cash flows by approximately $7.3 million. If market rates of interest on all of the floating rate debt permanently decreased by 49 basis points (a 10% decrease from the Company's existing weighted average interest rates), the decrease in interest expense on the floating rate debt would increase future earnings and cash flows by approximately $7.3 million.

At December 31, 2006, the Company had total outstanding fixed rate debt of approximately $6.6 billion, or 81.6% of total debt, net of the effects of any derivative instruments. If market rates of interest permanently increased by 60 basis points (a 10% increase from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $6.0 billion. If market rates of interest permanently decreased by 60 basis points (a 10% decrease from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $7.3 billion.

At December 31, 2006, the Company's derivative instruments had a net liability fair value of approximately $16.2 million. If market rates of interest permanently increased by 54 basis points (a 10% increase from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $16.4 million. If market rates of interest permanently decreased by 54 basis points (a 10% decrease from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $16.2 million.

These amounts were determined by considering the impact of hypothetical interest rates on the Company's financial instruments. The foregoing assumptions apply to the entire amount of the Company's debt and derivative instruments and do not differentiate among maturities. These analyses do not consider the effects of the changes in overall economic activity that could exist in such an environment. Further, in the event of changes of such magnitude, management would likely take actions to further mitigate its exposure to the changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in the Company's financial structure or results.

The Company cannot predict the effect of adverse changes in interest rates on its debt and derivative instruments and, therefore, its exposure to market risk, nor can there be any assurance that long term debt will be available at advantageous pricing. Consequently, future results may differ materially from the estimated adverse changes discussed above.

Item 8. Financial Statements and Supplementary Data

See Index to Consolidated Financial Statements on page F-1 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures:

Effective as of December 31, 2007, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) Management's Report on Internal Control over Financial Reporting:

Equity Residential's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Based on the Company's evaluation under the framework in Internal Control – Integrated Framework, management concluded that its internal control over financial reporting was effective as of December 31, 2007. Our internal control over financial reporting has been audited as of December 31, 2007 by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(c) Changes in Internal Control over Financial Reporting:

There were no changes to the internal control over financial reporting of the Company identified in connection with the Company's evaluation referred to above that occurred during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Items 10, 11, 12, 13 and 14.

Trustees, Executive Officers and Corporate Governance; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters; Certain Relationships and Related Transactions, and Trustee Independence; and Principal Accounting Fees and Services.

The information required by Item 10, Item 11, Item 12, Item 13 and Item 14 is incorporated by reference to, and will be contained in, the Company's definitive proxy statement, which the Company anticipates will be filed no later than April 17, 2008, and thus these items have been omitted in accordance with General Instruction G(3) to Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of the Report:

(1) Financial Statements: See Index to Financial Statements and Schedule on page F-1 of this Form 10-K.

(2) Exhibits: See the Exhibit Index.

(3) Financial Statement Schedules: See Index to Financial Statements attached hereto on page F-1 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUITY RESIDENTIAL

By: /s/ David J. Neithercut
David J. Neithercut, President and
Chief Executive Officer

Date: February 27, 2008

EQUITY RESIDENTIAL
ERP OPERATING LIMITED PARTNERSHIP

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints David J. Neithercut, Mark J. Parrell and Ian S. Kaufman, or any of them, his attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to do all acts and things which said attorneys and agents, or any of them, deem advisable to enable the company to comply with the Securities Exchange Act of 1934, as amended, and any requirements or regulations of the Securities and Exchange Commission in respect thereof, in connection with the company's filing of an annual report on Form 10-K for the company's fiscal year 2007, including specifically, but without limitation of the general authority hereby granted, the power and authority to sign his name as a trustee or officer, or both, of the company, as indicated below opposite his signature, to the Form 10-K, and any amendment thereto; and each of the undersigned does hereby fully ratify and confirm all that said attorneys and agents, or any of them, or the substitute of any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities set forth below and on the dates indicated:

Name	Title	Date
/s/ David J. Neithercut David J. Neithercut	President, Chief Executive Officer and Trustee	February 18, 2008
/s/ Mark J. Parrell Mark J. Parrell	Executive Vice President and Chief Financial Officer	February 22, 2008
/s/ Ian S. Kaufman Ian S. Kaufman	First Vice President and Chief Accounting Officer	February 27, 2008
/s/ John W. Alexander John W. Alexander	Trustee	February 18, 2008
/s/ Charles L. Atwood Charles L. Atwood	Trustee	February 20, 2008
/s/ Stephen O. Evans Stephen O. Evans	Trustee	February 17, 2008
/s/ Boone A. Knox Boone A. Knox	Trustee	February 18, 2008
/s/ John E. Neal John E. Neal	Trustee	February 19, 2008
/s/ Desiree G. Rogers Desiree G. Rogers	Trustee	February 22, 2008
/s/ Sheli Z. Rosenberg Sheli Z. Rosenberg	Trustee	February 25, 2008
/s/ B. Joseph White B. Joseph White	Trustee	February 19, 2008
/s/ Gerald A. Spector Gerald A. Spector	Vice Chairman of the Board of Trustees	February 22, 2008
/s/ Samuel Zell Samuel Zell	Chairman of the Board of Trustees	February 19, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
Equity Residential

We have audited the accompanying consolidated balance sheets of Equity Residential (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the accompanying index to the financial statements and schedule. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity Residential at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Equity Residential's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

Chicago, Illinois
February 22, 2008

EQUITY RESIDENTIAL
ERP OPERATING LIMITED PARTNERSHIP

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints David J. Neithercut, Mark J. Parrell and Ian S. Kaufman, or any of them, his attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to do all acts and things which said attorneys and agents, or any of them, deem advisable to enable the company to comply with the Securities Exchange Act of 1934, as amended, and any requirements or regulations of the Securities and Exchange Commission in respect thereof, in connection with the company's filing of an annual report on Form 10-K for the company's fiscal year 2007, including specifically, but without limitation of the general authority hereby granted, the power and authority to sign his name as a trustee or officer, or both, of the company, as indicated below opposite his signature, to the Form 10-K, and any amendment thereto; and each of the undersigned does hereby fully ratify and confirm all that said attorneys and agents, or any of them, or the substitute of any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities set forth below and on the dates indicated:

Name	Title	Date
/s/ David J. Neithercut David J. Neithercut	President, Chief Executive Officer and Trustee	February 18, 2008
/s/ Mark J. Parrell Mark J. Parrell	Executive Vice President and Chief Financial Officer	February 22, 2008
/s/ Ian S. Kaufman Ian S. Kaufman	First Vice President and Chief Accounting Officer	February 27, 2008
/s/ John W. Alexander John W. Alexander	Trustee	February 18, 2008
/s/ Charles L. Atwood Charles L. Atwood	Trustee	February 20, 2008
/s/ Stephen O. Evans Stephen O. Evans	Trustee	February 17, 2008
/s/ Boone A. Knox Boone A. Knox	Trustee	February 18, 2008
/s/ John E. Neal John E. Neal	Trustee	February 19, 2008
/s/ Desiree G. Rogers Desiree G. Rogers	Trustee	February 22, 2008
/s/ Sheli Z. Rosenberg Sheli Z. Rosenberg	Trustee	February 25, 2008
/s/ B. Joseph White B. Joseph White	Trustee	February 19, 2008
/s/ Gerald A. Spector Gerald A. Spector	Vice Chairman of the Board of Trustees	February 22, 2008
/s/ Samuel Zell Samuel Zell	Chairman of the Board of Trustees	February 19, 2008

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

EQUITY RESIDENTIAL

All other schedules have been omitted because they are inapplicable, not required or the information is included elsewhere in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
Equity Residential

We have audited the accompanying consolidated balance sheets of Equity Residential (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the accompanying index to the financial statements and schedule. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity Residential at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Equity Residential's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

Chicago, Illinois
February 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
Equity Residential

We have audited Equity Residential's (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria"). Equity Residential's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Equity Residential maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO Criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Equity Residential as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of Equity Residential and our report dated February 22, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
February 22, 2008

EQUITY RESIDENTIAL
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except for share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Investment in real estate		
Land	$ 3,607,305	$ 3,217,672
Depreciable property	13,556,681	13,376,359
Projects under development	772,402	431,031
Land held for development	396,962	210,113
Investment in real estate	18,333,350	17,235,175
Accumulated depreciation	(3,170,125)	(3,022,480)
Investment in real estate, net	15,163,225	14,212,695
Cash and cash equivalents	50,831	260,277
Investments in unconsolidated entities	3,547	4,448
Deposits – restricted	253,276	391,825
Escrow deposits – mortgage	20,174	25,528
Deferred financing costs, net	56,271	43,384
Other assets	142,453	124,062
Total assets	**$ 15,689,777**	**$ 15,062,219**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable	$ 3,605,971	$ 3,178,223
Notes, net	5,763,762	4,419,433
Lines of credit	139,000	460,000
Accounts payable and accrued expenses	109,385	96,699
Accrued interest payable	124,717	91,172
Other liabilities	322,975	311,557
Security deposits	62,159	58,072
Distributions payable	141,244	151,382
Total liabilities	**10,269,213**	**8,766,538**
Commitments and contingencies		
Minority Interests:		
Operating Partnership	331,626	372,961
Preference Interests and Units	184	11,684
Partially Owned Properties	26,236	26,814
Total Minority Interests	**358,046**	**411,459**
Shareholders' equity:		
Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized; 1,986,475 shares issued and outstanding as of December 31, 2007 and 2,762,950 shares issued and outstanding as of December 31, 2006	209,662	386,574
Common Shares of beneficial interest, $0.01 par value; 1,000,000,000 shares authorized; 269,554,661 shares issued and outstanding as of December 31, 2007 and 293,551,633 shares issued and outstanding as of December 31, 2006	2,696	2,936
Paid in capital	4,266,538	5,349,194
Retained earnings	599,504	159,528
Accumulated other comprehensive loss	(15,882)	(14,010)
Total shareholders' equity	**5,062,518**	**5,884,222**
Total liabilities and shareholders' equity	**$ 15,689,777**	**$ 15,062,219**

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands except per share data)

	Year Ended December 31, 2007	2006	2005
REVENUES			
Rental income	$ 2,028,901	$ 1,780,831	$ 1,485,270
Fee and asset management	9,183	9,101	10,240
Total revenues	2,038,084	1,789,932	1,495,510
EXPENSES			
Property and maintenance	530,793	469,267	394,850
Real estate taxes and insurance	207,286	172,618	165,248
Property management	87,421	96,178	86,873
Fee and asset management	8,412	8,934	8,555
Depreciation	587,647	507,508	388,061
General and administrative	49,290	48,469	70,382
Impairment	1,418	34,002	613
Total expenses	1,472,267	1,336,976	1,114,582
Operating income	565,817	452,956	380,928
Interest and other income	20,176	30,976	68,372
Interest:			
Expense incurred, net	(484,776)	(419,812)	(353,674)
Amortization of deferred financing costs	(10,522)	(8,120)	(6,381)
Income before allocation to Minority Interests, income (loss) from investments in unconsolidated entities, net gain on sales of unconsolidated entities and land parcels and discontinued operations	90,695	56,000	89,245
Allocation to Minority Interests:			
Operating Partnership, net	(4,369)	(784)	(3,842)
Preference Interests and Units	(441)	(2,002)	(7,606)
Partially Owned Properties	(2,200)	(3,132)	801
Premium on redemption of Preference Interests	-	(684)	(4,134)
Income (loss) from investments in unconsolidated entities	332	(631)	470
Net gain on sales of unconsolidated entities	2,629	370	1,330
Net gain on sales of land parcels	6,360	2,792	30,245
Income from continuing operations, net of minority interests	93,006	51,929	106,509
Discontinued operations, net of minority interests	896,616	1,020,915	755,284
Net income	989,622	1,072,844	861,793
Preferred distributions	(22,792)	(37,113)	(49,642)
Premium on redemption of Preferred Shares	(6,154)	(3,965)	(4,359)
Net income available to Common Shares	$ 960,676	$ 1,031,766	$ 807,792
Earnings per share – basic:			
Income from continuing operations available to Common Shares	$ 0.23	$ 0.04	$ 0.18
Net income available to Common Shares	$ 3.44	$ 3.56	$ 2.83
Weighted average Common Shares outstanding	279,406	290,019	285,760
Earnings per share – diluted:			
Income from continuing operations available to Common Shares	$ 0.23	$ 0.04	$ 0.18
Net income available to Common Shares	$ 3.39	$ 3.50	$ 2.79
Weighted average Common Shares outstanding	302,235	315,579	310,785
Distributions declared per Common Share outstanding	$ 1.87	$ 1.79	$ 1.74

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amounts in thousands except per share data)

	Year Ended December 31,		
	2007	2006	2005
Comprehensive income:			
Net income	$ 989,622	$ 1,072,844	$ 861,793
Other comprehensive (loss) income – derivative and other instruments:			
Unrealized holding (losses) gains arising during the year	(3,826)	(1,785)	4,357
Losses reclassified into earnings from other comprehensive income	1,954	2,247	2,541
Comprehensive income	$ 987,750	$ 1,073,306	$ 868,691

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 989,622	$ 1,072,844	$ 861,793
Adjustments to reconcile net income to net cash provided by operating activities:			
Allocation to Minority Interests:			
Operating Partnership	65,165	72,574	58,514
Preference Interests and Units	441	2,002	7,606
Partially Owned Properties	2,200	3,132	(801)
Premium on redemption of Preference Interests	-	684	4,134
Depreciation	616,414	592,637	528,958
Amortization of deferred financing costs	11,849	9,134	7,166
Amortization of discounts and premiums on debt	(4,990)	(6,506)	(3,502)
Amortization of deferred settlements on derivative instruments	575	841	1,160
Impairment	1,726	34,353	613
(Income) from technology investments	-	(4,021)	(57,054)
(Income) loss from investments in unconsolidated entities	(332)	631	(470)
Distributions from unconsolidated entities – return on capital	102	171	-
Net (gain) on sales of unconsolidated entities	(2,629)	(370)	(1,330)
Net (gain) on sales of land parcels	(6,360)	(2,792)	(30,245)
Net (gain) on sales of discontinued operations	(940,247)	(1,016,443)	(697,655)
Loss on debt extinguishments	3,339	12,171	10,977
Unrealized (gain) loss on derivative instruments	(1)	7	10
Compensation paid with Company Common Shares	21,631	22,080	35,905
Other operating activities, net	(19)	555	(279)
Changes in assets and liabilities:			
Decrease in deposits – restricted	3,406	2,225	5,829
(Increase) decrease in other assets	(5,352)	975	(20,635)
(Decrease) in accounts payable and accrued expenses	(2,526)	(10,797)	(10,400)
Increase in accrued interest payable	33,545	17,192	8,171
Increase (decrease) in other liabilities	1,482	(50,727)	(15,203)
Increase in security deposits	4,087	2,914	5,269
Net cash provided by operating activities	793,128	755,466	698,531
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in real estate – acquisitions	(1,680,074)	(1,718,105)	(2,229,881)
Investment in real estate – development/other	(480,184)	(291,338)	(164,202)
Improvements to real estate	(252,675)	(255,180)	(232,500)
Additions to non-real estate property	(7,696)	(10,652)	(17,610)
Interest capitalized for real estate under development	(45,107)	(20,734)	(13,701)
Proceeds from disposition of real estate, net	2,012,939	2,318,247	1,978,087
Proceeds from disposition of unconsolidated entities	-	373	3,533
Proceeds from technology investments	-	4,021	82,054
Investments in unconsolidated entities	(191)	(1,072)	(1,480)
Distributions from unconsolidated entities – return of capital	122	92	3,194
Decrease (increase) in deposits on real estate acquisitions, net	245,667	(296,589)	(706)
Decrease in mortgage deposits	5,354	10,098	683

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES (continued):			
Consolidation of previously Unconsolidated Properties:			
Via acquisition (net of cash acquired)	$ -	$ -	$ (62)
Via EITF 04-5 (cash consolidated)	-	1,436	-
Acquisition of Minority Interests – Partially Owned Properties	-	(71)	(1,989)
Other investing activities, net	1,200	2	2,379
Net cash (used for) investing activities	(200,645)	(259,472)	(592,201)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Loan and bond acquisition costs	(26,257)	(11,662)	(12,816)
Mortgage notes payable:			
Proceeds	827,831	267,045	280,125
Restricted cash	(113,318)	(20,193)	-
Lump sum payoffs	(523,299)	(466,035)	(442,786)
Scheduled principal repayments	(24,732)	(26,967)	(27,607)
Prepayment premiums/fees	(3,339)	(12,171)	(10,977)
Notes, net:			
Proceeds	1,493,030	1,039,927	499,435
Lump sum payoffs	(150,000)	(60,000)	(190,000)
Scheduled principal repayments	(4,286)	(4,286)	(4,286)
Lines of credit:			
Proceeds	17,536,000	6,417,500	6,291,300
Repayments	(17,857,000)	(6,726,500)	(5,672,300)
Proceeds from (payments on) settlement of derivative instruments	2,370	10,722	(7,823)
Proceeds from sale of Common Shares	7,165	7,972	8,285
Proceeds from exercise of options	28,760	69,726	54,858
Common Shares repurchased and retired	(1,221,680)	(83,230)	-
Redemption of Preferred Shares	(175,000)	(115,000)	(125,000)
Redemption of Preference Interests	-	(25,500)	(146,000)
Premium on redemption of Preferred Shares	(24)	(27)	(43)
Premium on redemption of Preference Interests	-	(10)	(322)
Payment of offering costs	(175)	(125)	(26)
Other financing activities, net	(14)	-	-
Contributions – Minority Interests – Partially Owned Properties	10,267	9,582	7,439
Distributions:			
Common Shares	(526,281)	(514,055)	(496,004)
Preferred Shares	(27,008)	(39,344)	(51,092)
Preference Interests and Units	(453)	(2,054)	(7,778)
Minority Interests – Operating Partnership	(35,543)	(36,202)	(35,833)
Minority Interests – Partially Owned Properties	(18,943)	(3,658)	(11,756)
Net cash (used for) financing activities	(801,929)	(324,545)	(101,007)
Net (decrease) increase in cash and cash equivalents	(209,446)	171,449	5,323
Cash and cash equivalents, beginning of year	260,277	88,828	83,505
Cash and cash equivalents, end of year	$ 50,831	$ 260,277	$ 88,828

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2007	**2006**	**2005**
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for interest	$ 502,807	$ 465,388	$ 397,886
Net cash (received) paid during the year for income, franchise and excise taxes	$ (1,587)	$ 11,750	$ 11,605
Real estate acquisitions/dispositions/other:			
Mortgage loans assumed	$ 226,196	$ 126,988	$ 443,478
Valuation of OP Units issued	$ -	$ 49,591	$ 33,662
Mortgage loans (assumed) by purchaser	$ (76,744)	$ (117,949)	$ (35,031)
Consolidation of previously Unconsolidated Properties – Via acquisition:			
Investment in real estate	$ -	$ -	$ (5,608)
Mortgage loans assumed	$ -	$ -	$ 2,839
Minority Interests – Partially Owned Properties	$ -	$ -	$ 59
Investments in unconsolidated entities	$ -	$ -	$ 1,176
Net other liabilities recorded	$ -	$ -	$ 1,472
Consolidation of previously Unconsolidated Properties – Via EITF 04-5:			
Investment in real estate, net	$ -	$ (24,637)	$ -
Mortgage loans consolidated	$ -	$ 22,545	$ -
Investments in unconsolidated entities	$ -	$ 2,602	$ -
Net other liabilities recorded	$ -	$ 926	$ -

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Year Ended December 31,		
	2007	2006	2005
PREFERRED SHARES			
Balance, beginning of year	$ 386,574	$ 504,096	$ 636,216
Redemption of 9 1/8% Series B Cumulative Redeemable	-	-	(125,000)
Redemption of 9 1/8% Series C Cumulative Redeemable	-	(115,000)	-
Redemption of 8.60% Series D Cumulative Redeemable	(175,000)	-	-
Conversion of 7.00% Series E Cumulative Convertible	(1,818)	(2,357)	(7,065)
Conversion of 7.00% Series H Cumulative Convertible	(94)	(165)	(55)
Balance, end of year	$ 209,662	$ 386,574	$ 504,096
COMMON SHARES, $0.01 PAR VALUE			
Balance, beginning of year	$ 2,936	$ 2,895	$ 2,851
Conversion of Preferred Shares into Common Shares	1	1	3
Conversion of Preference Interests into Common Shares	3	7	-
Conversion of OP Units into Common Shares	15	17	11
Exercise of share options	10	27	22
Employee Share Purchase Plan (ESPP)	2	2	3
Share-based employee compensation expense:			
Restricted/performance shares	4	6	5
Common Shares repurchased and retired	(275)	(19)	-
Balance, end of year	$ 2,696	$ 2,936	$ 2,895
PAID IN CAPITAL			
Balance, beginning of year	$ 5,349,194	$ 5,253,188	$ 5,112,311
Common Share Issuance:			
Conversion of Preferred Shares into Common Shares	1,911	2,521	7,117
Conversion of Preference Interests into Common Shares	11,497	22,993	-
Conversion of OP Units into Common Shares	32,430	27,865	24,185
Exercise of share options	28,750	69,699	54,836
Employee Share Purchase Plan (ESPP)	7,163	7,970	8,282
Share-based employee compensation expense:			
Performance shares	1,278	1,795	7,697
Restricted shares	15,226	14,938	20,032
Share options	5,345	5,198	6,562
ESPP discount	1,701	1,578	1,591
Common Shares repurchased and retired	(1,226,045)	(83,211)	-
Offering costs	(175)	(125)	(26)
Premium on redemption of Preferred Shares – original issuance costs	6,130	3,938	4,316
Premium on redemption of Preference Interests – original issuance costs	-	674	3,812
Supplemental Executive Retirement Plan (SERP)	(6,709)	(9,947)	(4,177)
Adjustment for Minority Interests ownership in Operating Partnership	38,842	30,120	6,650
Balance, end of year	$ 4,266,538	$ 5,349,194	$ 5,253,188

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2007	2006	2005
DEFERRED COMPENSATION			
Balance, beginning of year	$ -	$ -	$ (18)
Amortization to compensation expense:			
Restricted shares	-	-	18
Balance, end of year	$ -	$ -	$ -
RETAINED EARNINGS (DEFICIT)			
Balance, beginning of year	$ 159,528	$ (350,367)	$ (657,462)
Net income	989,622	1,072,844	861,793
Common Share distributions	(520,700)	(521,871)	(500,697)
Preferred Share distributions	(22,792)	(37,113)	(49,642)
Premium on redemption of Preferred Shares – cash charge	(24)	(27)	(43)
Premium on redemption of Preferred Shares – original issuance costs	(6,130)	(3,938)	(4,316)
Balance, end of year	$ 599,504	$ 159,528	$ (350,367)
ACCUMULATED OTHER COMPREHENSIVE LOSS			
Balance, beginning of year	$ (14,010)	$ (14,472)	$ (21,370)
Accumulated other comprehensive (loss) income – derivative and other			
Unrealized holding (losses) gains arising during the year	(3,826)	(1,785)	4,357
Losses reclassified into earnings from other comprehensive income	1,954	2,247	2,541
Balance, end of year	$ (15,882)	$ (14,010)	$ (14,472)

See accompanying notes

EQUITY RESIDENTIAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

Equity Residential ("EQR"), a Maryland real estate investment trust ("REIT") formed in March 1993, is an S&P 500 company focused on the acquisition, development and management of high quality apartment properties in top United States growth markets. EQR has elected to be taxed as a REIT.

EQR is the general partner of, and as of December 31, 2007 owned an approximate 93.6% ownership interest in, ERP Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"). The Company is structured as an umbrella partnership REIT ("UPREIT"), under which all property ownership and business operations are conducted through the Operating Partnership and its subsidiaries. References to the "Company" include EQR, the Operating Partnership and those entities owned or controlled by the Operating Partnership and/or EQR.

As of December 31, 2007, the Company, directly or indirectly through investments in title holding entities, owned all or a portion of 579 properties in 24 states and the District of Columbia consisting of 152,821 units. The ownership breakdown includes (table does not include various uncompleted development properties):

	Properties	Units
Wholly Owned Properties	507	133,189
Partially Owned Properties:		
Consolidated	27	5,455
Unconsolidated	44	10,446
Military Housing (Fee Managed)	1	3,731
	579	152,821

The "Wholly Owned Properties" are accounted for under the consolidation method of accounting. The Company beneficially owns 100% fee simple title to 505 of the 507 Wholly Owned Properties. The Company owns the building and improvements and leases the land underlying the improvements under long-term ground leases that expire in 2026 for one property and 2077 for another property. These properties are consolidated and reflected as real estate assets while the ground leases are accounted for as operating leases in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, *Accounting for Leases.*

The "Partially Owned Properties - Consolidated" are controlled by the Company but have partners with minority interests and are accounted for under the consolidation method of accounting. The "Partially Owned Properties - Unconsolidated" are partially owned but not controlled by the Company and consist of investments in partnership interests and/or subordinated mortgages that are accounted for under the equity method of accounting. The "Military Housing (Fee Managed)" property consists of an investment in a limited liability company that, as a result of the terms of the operating agreement, is accounted for as a management contract right with all fees recognized as fee and asset management revenue.

2. Summary of Significant Accounting Policies

Basis of Presentation

Due to the Company's ability as general partner to control either through ownership or by contract the Operating Partnership and its subsidiaries, other than entities that own controlling interests in the

Partially Owned Properties - Unconsolidated and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary has been consolidated with the Company for financial reporting purposes. Effective March 31, 2004, the consolidated financial statements also include all variable interest entities for which the Company is the primary beneficiary.

The Company's mergers and acquisitions were accounted for as purchases in accordance with either Accounting Principles Board ("APB") Opinion No. 16, *Business Combinations*, or SFAS No. 141, *Business Combinations*. SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The fair value of the consideration given by the Company in the mergers were used as the valuation basis for each of the combinations. The accompanying consolidated statements of operations and cash flows include the results of the properties purchased through the mergers and through acquisitions from their respective closing dates.

Real Estate Assets and Depreciation of Investment in Real Estate

The Company allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of SFAS No. 141. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, our own analysis of recently acquired and existing comparable properties in our portfolio, and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The Company allocates the purchase price of acquired real estate to various components as follows:

- Land – Based on actual purchase price if acquired separately or market research/comparables if acquired with an operating property.
- Furniture, Fixtures and Equipment – Ranges between $8,000 and $13,000 per apartment unit acquired as an estimate of the fair value of the appliances & fixtures inside a unit. The per-unit amount applied depends on the type of apartment building acquired. Depreciation is calculated on the straight-line method over an estimated useful life of five years.
- In-Place Leases – The Company considers the value of acquired in-place leases that meet the definition outlined in SFAS No. 141, paragraph 37. The amortization period is the average remaining term of each respective in-place acquired lease.
- Other Intangible Assets – The Company considers whether it has acquired other intangible assets that meet the definition outlined in SFAS No. 141, paragraph 39, including any customer relationship intangibles. The amortization period is the estimated useful life of the acquired intangible asset.
- Building – Based on the fair value determined on an "as-if vacant" basis. Depreciation is calculated on the straight-line method over an estimated useful life of thirty years.

Replacements inside a unit such as appliances and carpeting are depreciated over a five-year estimated useful life. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred and significant renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to ten years. Initial direct leasing costs are expensed as incurred as such expense approximates the deferral and amortization of initial direct leasing costs over the lease terms. Property sales or dispositions are recorded when title transfers to unrelated third parties, contingencies have been removed and sufficient cash consideration has been received by the Company. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts. Any gain or loss on sale is recognized in accordance with accounting principles generally accepted in the United States.

The Company classifies real estate assets as real estate held for disposition when it is certain a property will be disposed of in accordance with SFAS No. 144 (see further discussion below).

The Company classifies properties under development and/or expansion and properties in the lease up phase (including land) as construction in progress until construction has been completed and all certificates of occupancy permits have been obtained.

Impairment of Long-Lived Assets, Including Goodwill

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 prohibits the amortization of goodwill and requires that goodwill be reviewed for impairment at least annually. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS Nos. 142 and 144 were effective for fiscal years beginning after December 15, 2001. The Company adopted these standards effective January 1, 2002. See Notes 13 and 19 for further discussion.

The Company periodically evaluates its long-lived assets, including its investments in real estate and goodwill, for indicators of permanent impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

For long-lived assets to be held and used, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company further analyzes each individual asset for other temporary or permanent indicators of impairment. An impairment loss would be recorded for the difference between the estimated fair value and the carrying amount of the asset if the Company deems this difference to be permanent.

For long-lived assets to be disposed of, an impairment loss is recognized when the estimated fair value of the asset, less the estimated cost to sell, is less than the carrying amount of the asset measured at the time that the Company has determined it will sell the asset. Long-lived assets held for disposition and the related liabilities are separately reported at the lower of their carrying amounts or their estimated fair values, less their costs to sell, and are not depreciated after reclassification to real estate held for disposition.

Cost Capitalization

See the *Real Estate Assets and Depreciation of Investment in Real Estate* section for discussion of the policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes the payroll and associated costs of employees directly responsible for and who spend all of their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

The Company follows the guidance in SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, for all development projects and uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend all of their time on development activities, with capitalization ceasing no later than 90 days following issuance of the certificate of occupancy. These costs are reflected on the balance sheet as construction in progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovation at selected properties when additional incremental employees are hired.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions typically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions' non-performance.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain the Company's lines of credit and long-term financings. These costs are amortized over the terms of the related debt. Unamortized financing costs are written-off when debt is retired before the maturity date. The accumulated amortization of such deferred financing costs was $28.0 million and $24.5 million at December 31, 2007 and 2006, respectively.

Fair Value of Financial Instruments, Including Derivative Instruments

The valuation of financial instruments under SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, and SFAS No. 133 and its amendments (SFAS Nos. 137/138/149), *Accounting for Derivative Instruments and Hedging Activities*, requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on current instruments with similar terms and maturities or on other factors relevant to the financial instruments.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

On January 1, 2001, the Company adopted SFAS No. 133 and its amendments (SFAS Nos. 137/138/149), which requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instruments qualify as a hedge for accounting purposes and, if so, the nature of the hedging activity. When the terms of an underlying transaction are modified, or when the underlying transaction is terminated or completed, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. Any derivative instrument used for risk management that does not meet the hedging criteria of SFAS No. 133 is marked-to-market each period. The Company does not use derivatives for trading or speculative purposes.

The fair value of the Company's mortgage notes payable and unsecured notes were approximately $3.7 billion and $5.6 billion, respectively, at December 31, 2007. The fair values of the Company's financial instruments, other than mortgage notes payable, unsecured notes and derivative instruments, including cash and cash equivalents, lines of credit and other financial instruments, approximate their carrying or contract values. See Note 11 for further discussion of derivative instruments.

Revenue Recognition

Rental income attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Leases entered into between a resident and a property, for the rental of an apartment unit, are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. Fee and asset management revenue and interest income are recorded on an accrual basis.

Share-Based Compensation

The Company adopted SFAS No. 123(R), *Share-Based Payment,* as required effective January 1, 2006. SFAS No. 123(R) requires all companies to expense share-based compensation (such as share options), as well as making other revisions to SFAS No. 123. As the Company began expensing all share-based compensation effective January 1, 2003, the adoption of SFAS No. 123(R) did not have a material effect on its consolidated statements of operations or financial position.

The cost related to share-based employee compensation included in the determination of net income for the years ended December 31, 2007, 2006 and 2005 is equal to that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123.

The fair value of the option grants as computed under SFAS No. 123 would be recognized over the vesting period of the options. The fair value for the Company's share options was estimated at the time the share options were granted using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2007	**2006**	**2005**
Expected volatility (1)	18.9%	19.1%	18.2%
Expected life (2)	5 years	6 years	6 years
Expected dividend yield (3)	5.41%	6.04%	6.37%
Risk-free interest rate (4)	4.74%	4.52%	3.81%
Option valuation per share	$6.26	$4.22	$2.64

(1) Expected volatility – Estimated based on the historical volatility of EQR's share price, on a monthly basis, for a period matching the expected life of each grant.

(2) Expected life – Approximates the actual weighted average life of all share options granted since the Company went public in 1993.

(3) Expected dividend yield – Calculated by averaging the historical annual yield on EQR shares for a period matching the expected life of each grant, with the annual yield calculated by dividing actual dividends by the average price of EQR's shares in a given year.

(4) Risk-free interest rate – The most current U.S. Treasury rate available prior to the grant date for a period matching the expected life of each grant.

The valuation method and assumptions are the same as those the Company used in accounting for option expense in its consolidated financial statements. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model is only one method of valuing options and the Company's use of this model should not be interpreted as an endorsement of its accuracy. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share options and the actual value of the options may be significantly different.

Income Taxes

Due to the structure of the Company as a REIT and the nature of the operations of its operating properties, no provision for federal income taxes has been made at the EQR level. Historically, the Company has generally only incurred certain state and local income, excise and franchise taxes. The Company has elected Taxable REIT Subsidiary ("TRS") status for certain of its corporate subsidiaries, primarily those entities engaged in condominium conversion and corporate housing activities and as a result, these entities will incur both federal and state income taxes on any taxable income of such entities.

Deferred tax assets and liabilities are recognized for future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates for which the temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities are recognized in earnings in the period enacted. The Company's deferred tax assets are generally the result of tax affected amortization of goodwill, differing depreciable lives on capitalized assets and the timing of expense recognition for certain accrued liabilities. As of December 31, 2007, the Company has recorded a deferred tax asset of approximately $12.5 million, which was fully offset by a valuation allowance due to the uncertainty in forecasting future TRS taxable income.

The Company provided for income, franchise and excise taxes allocated as follows in the consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 (amounts in thousands):

	Year Ended December 31,		
	2007	2006	2005
General and administrative (1)	$ 2,522	$ 4,269	$ 3,927
Discontinued operations, net of minority interests (2)	(7,311)	3,624	9,626
Provision for income, franchise and excise taxes (3)	$ (4,789)	$ 7,893	$ 13,553

(1) Primarily includes state and local income, excise and franchise taxes. In 2006, also includes $2.9 million of federal income taxes related to a forfeited deposit on a terminated sale transaction and included in income from continuing operations. In 2005, also includes $2.0 million of federal income taxes related to the sale of land parcels owned by a TRS and included in income from continuing operations.

(2) Primarily represents federal income taxes (recovered) incurred on the gains on sales of condominium units owned by a TRS and included in discontinued operations. Also represents state and local income, excise and franchise taxes on operating properties sold and included in discontinued operations.

(3) All provision for income tax amounts are current and none are deferred.

The Company utilized approximately $13.9 million and $43.9 million of net operating losses ("NOL") during the years ended December 31, 2007 and 2005, respectively, and none were utilized in 2006. The Company had no NOL carryforwards available as of January 1, 2008 or 2006.

During the years ended December 31, 2007, 2006 and 2005, the Company's tax treatment of dividends and distributions were as follows:

	Year Ended December 31,		
	2007	2006	2005
Tax treatment of dividends and distributions:			
Ordinary dividends	$ -	$ 1.276	$ 0.902
Qualified dividends	-	0.090	0.070
Long-term capital gain	1.426	0.330	0.669
Unrecaptured section 1250 gain	0.444	0.094	0.099
Dividends and distributions declared per Common Share outstanding	$ 1.870	$ 1.790	$ 1.740

The aggregate cost of land and depreciable property for federal income tax purposes as of December 31, 2007 and 2006 was approximately $9.7 billion and $10.2 billion, respectively.

Minority Interests

Operating Partnership: Net income is allocated to minority interests based on their respective ownership percentage of the Operating Partnership. The ownership percentage is calculated by dividing the number of units of limited partnership interest ("OP Units") held by the minority interests by the total OP Units held by the minority interests and EQR. Issuance of additional common shares of beneficial interest, $0.01 par value per share (the "Common Shares"), and OP Units changes the ownership interests of both the minority interests and EQR. Such transactions and the related proceeds are treated as capital transactions.

Partially Owned Properties: The Company reflects minority interests in partially owned properties on the balance sheet for the portion of properties consolidated by the Company that are not wholly owned by the Company. The earnings or losses from those properties attributable to the minority interests are reflected as minority interests in partially owned properties in the consolidated statements of operations.

Use of Estimates

In preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications considered necessary for a fair presentation have been made to the prior period financial statements in order to conform to the current year presentation. These reclassifications have not changed the results of operations or shareholders' equity.

Other

The Company adopted FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities*, as required, effective March 31, 2004. The adoption required the consolidation of all previously unconsolidated development projects. FIN No. 46 requires the Company to consolidate the assets, liabilities and results of operations of the activities of a variable interest entity, which for the Company includes only its development partnerships, if the Company is entitled to receive a majority of the entity's residual returns and/or is subject to a majority of the risk of loss from such entity's activities. The adoption of FIN No. 46 did not have any effect on net income as the aggregate results of operations of these development properties were previously included in income (loss) from investments in unconsolidated entities.

The Company adopted the disclosure provisions of SFAS No. 150 and FSP No. FAS 150-3, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, effective December 31, 2003. SFAS No. 150 and FSP No. FAS 150-3 require the Company to make certain disclosures regarding noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS No. 150 (e.g., minority interests in consolidated limited-life subsidiaries). The Company is presently the controlling partner in various consolidated partnerships consisting of 27 properties and 5,455 units and various uncompleted development properties having a minority interest book value of $26.2 million at December 31, 2007. Some of these partnerships contain provisions that require the partnerships to be liquidated through the sale of its assets upon reaching a date specified in each respective partnership agreement. The Company, as controlling partner, has an obligation to cause the property owning partnerships to distribute proceeds of liquidation to the Minority Interests in these

Partially Owned Properties only to the extent that the net proceeds received by the partnerships from the sale of its assets warrant a distribution based on the partnership agreements. As of December 31, 2007, the Company estimates the value of Minority Interest distributions would have been approximately $106.9 million ("Settlement Value") had the partnerships been liquidated. This Settlement Value is based on estimated third party consideration realized by the partnerships upon disposition of the Partially Owned Properties and is net of all other assets and liabilities, including yield maintenance on the mortgages encumbering the properties, that would have been due on December 31, 2007 had those mortgages been prepaid. Due to, among other things, the inherent uncertainty in the sale of real estate assets, the amount of any potential distribution to the Minority Interests in the Company's Partially Owned Properties is subject to change. To the extent that the partnerships' underlying assets are worth less than the underlying liabilities, the Company has no obligation to remit any consideration to the Minority Interests in Partially Owned Properties.

The Company adopted EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* (Issue "04-5"), effective January 1, 2006. Issue 04-5 provides guidance in determining whether a general partner controls a limited partnership. The Company consolidated its Lexford syndicated portfolio consisting of 20 separate partnerships (10 properties) containing 1,272 units, all of which were sold October 5, 2006. The adoption did not have a material effect on the results of operations or financial position. See Note 4 for further discussion of the adoption of EITF Issue No. 04-5.

In March 2005, the FASB issued FIN No. 47, *Accounting for Conditional Asset Retirement Obligations,* an interpretation of SFAS No. 143, *Asset Retirement Obligations.* A conditional asset retirement obligation refers to a legal obligation to retire assets where the timing and/or method of settlement are conditioned on future events. FIN No. 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company adopted the provisions of FIN No. 47 for the year ended December 31, 2005. The adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In July 2006, the FASB ratified the consensus in FIN No. 48, *Accounting for Uncertainty in Income Taxes.* FIN No. 48 creates a single model to address uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS No. 5, *Accounting for Contingencies.* The Company adopted FIN No. 48 as required effective January 1, 2007. The adoption of FIN No. 48 did not have a material effect on the consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosure about fair value measurements. The Company will adopt SFAS No. 157 as required effective January 1, 2008. While still under review, adoption is not expected to have a material effect on the consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial instruments. The Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective beginning January 1, 2008, but the Company has decided not to adopt this optional standard.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations.* SFAS No. 141(R) will significantly change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. SFAS No. 141(R) also includes a substantial number of new disclosure requirements. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect SFAS No. 141(R) will have an impact on our accounting for future business combinations once adopted, but we are still currently assessing the impact it will have on the consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements.* SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and separate from the parent company's equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statements of Operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement is effective for the Company on January 1, 2009. The Company is currently evaluating the impact SFAS No. 160 will have on its consolidated results of operations and financial position.

3. Shareholders' Equity and Minority Interests

The following tables present the changes in the Company's issued and outstanding Common Shares and OP Units for the years ended December 31, 2007, 2006 and 2005:

	2007	*2006*	*2005*
Common Shares outstanding at January 1,	293,551,633	289,536,344	285,076,915
Common Shares Issued:			
Conversion of Series E Preferred Shares	80,895	104,904	314,485
Conversion of Series H Preferred Shares	5,463	9,554	3,182
Conversion of Preference Interests	324,484	679,686	-
Conversion of OP Units	1,494,263	1,653,988	1,085,446
Exercise of options	1,040,765	2,647,776	2,248,744
Employee Share Purchase Plan	189,071	213,427	286,751
Dividend Reinvestment – DRIP Plan	-	169	-
Restricted share grants, net	352,433	603,697	520,821
Common Shares Other:			
Repurchased and retired	(27,484,346)	(1,897,912)	-
Common Shares outstanding at December 31,	**269,554,661**	**293,551,633**	**289,536,344**

	2007	2006	2005
OP Units outstanding at January 1,	19,914,583	20,424,245	20,552,940
OP Units Issued:			
Acquisitions/consolidations	-	1,144,326	956,751
Conversion of OP Units to Common Shares	(1,494,263)	(1,653,988)	(1,085,446)
OP Units Outstanding at December 31,	**18,420,320**	**19,914,583**	**20,424,245**
Total Common Shares and OP Units Outstanding at December 31,	**287,974,981**	**313,466,216**	**309,960,589**
OP Units Ownership Interest in Operating Partnership	6.4%	6.4%	6.6%
OP Units Issued:			
Acquisitions/consolidations – per unit	-	$43.34	$35.18
Acquisitions/consolidations – valuation	-	$49.6 million	$33.7 million

In February 1998, the Company filed and the SEC declared effective a Form S-3 Registration Statement to register $1.0 billion of equity securities. In addition, the Company carried over $272.4 million related to a prior registration statement. As of February 6, 2008, $956.5 million in equity securities remained available for issuance under this registration statement.

On April 27, May 24 and December 3, 2007, the Board of Trustees approved an increase of $200.1 million, an additional $500.0 million and an additional $500.0 million, respectively, to the Company's authorized share repurchase program. Considering the above additional authorizations and the repurchase activity for the year ended December 31, 2007, EQR has authorization to repurchase an additional $475.6 million of its shares as of December 31, 2007.

During the year ended December 31, 2007, the Company repurchased 27,484,346 of its Common Shares at an average price of $44.62 per share for total consideration of $1.2 billion. These shares were retired subsequent to the repurchases. Of the total shares repurchased, 84,046 shares were repurchased from employees at an average price of $53.85 per share (the average of the then current market prices) to cover the minimum statutory tax withholding obligations related to the vesting of employees' restricted shares. The remaining 27,400,300 shares were repurchased in the open market at an average price of $44.59 per share. As of December 31, 2007, transactions to repurchase 125,000 of the 27,484,346 Common Shares had not yet settled. As of December 31, 2007, the Company has reduced the number of Common Shares issued and outstanding by this amount and recorded a liability of $4.6 million included in other liabilities on the consolidated balance sheets.

During the year ended December 31, 2006, the Company repurchased 1,897,912 of its Common Shares in the open market at an average price of $43.85 per share. The Company paid approximately $83.2 million for these shares, which were retired subsequent to the repurchases.

The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units are collectively referred to as the "Minority Interests – Operating Partnership". Subject to certain restrictions, the Minority Interests – Operating Partnership may exchange their OP Units for EQR Common Shares on a one-for-one basis.

Net proceeds from the Company's Common Share and Preferred Share (see definition below) offerings are contributed by the Company to the Operating Partnership. In return for those contributions, EQR receives a number of OP Units in the Operating Partnership equal to the number of Common Shares it has issued in the equity offering (or in the case of a preferred equity offering, a number of preference units in the Operating Partnership equal in number and having the same terms as the Preferred Shares issued in the equity offering). As a result, the net offering proceeds from Common Shares and Preferred Shares are allocated between shareholders' equity and Minority Interests – Operating Partnership to account for the change in their respective percentage ownership of the underlying equity of the Operating Partnership.

The Company's declaration of trust authorizes the Company to issue up to 100,000,000 preferred shares of beneficial interest, $0.01 par value per share (the "Preferred Shares"), with specific rights, preferences and other attributes as the Board of Trustees may determine, which may include preferences, powers and rights that are senior to the rights of holders of the Company's Common Shares.

The following table presents the Company's issued and outstanding Preferred Shares as of December 31, 2007 and 2006:

	Redemption Date (1) (2)	Conversion Rate (2)	Annual Dividend per Share (3)	Amounts in thousands December 31, 2007	Amounts in thousands December 31, 2006
Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized:					
8.60% Series D Cumulative Redeemable Preferred; liquidation value $250 per share; 0 and 700,000 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	7/15/07	N/A	(5)	$ -	$ 175,000
7.00% Series E Cumulative Convertible Preferred; liquidation value $25 per share; 362,116 and 434,816 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	11/1/98	1.1128	$1.75	9,053	10,871
7.00% Series H Cumulative Convertible Preferred; liquidation value $25 per share; 24,359 and 28,134 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	6/30/98	1.4480	$1.75	609	703
8.29% Series K Cumulative Redeemable Preferred; liquidation value $50 per share; 1,000,000 shares issued and outstanding at December 31, 2007 and December 31, 2006	12/10/26	N/A	$4.145	50,000	50,000
6.48% Series N Cumulative Redeemable Preferred; liquidation value $250 per share; 600,000 shares issued and outstanding at December 31, 2007 and December 31, 2006 (4)	6/19/08	N/A	$16.20	150,000	150,000
				$ 209,662	$ 386,574

(1) On or after the redemption date, redeemable preferred shares (Series K and N) may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price equal to the liquidation price per share, plus accrued and unpaid distributions, if any.

(2) On or after the redemption date, convertible preferred shares (Series E & H) may be redeemed under certain circumstances at the option of the Company for cash (in the case of Series E) or Common Shares (in the case of Series H), in whole or in part, at various redemption prices per share based upon the contractual conversion rate, plus accrued and unpaid distributions, if any.

(3) Dividends on all series of Preferred Shares are payable quarterly at various pay dates. The dividend listed for Series N is a Preferred Share rate and the equivalent Depositary Share annual dividend is $1.62 per share.

(4) The Series N Preferred Shares have a corresponding depositary share that consists of ten times the number of shares and one-tenth the liquidation value and dividend per share.

(5) On May 25, 2007, the Company issued an irrevocable notice to redeem for cash on July 16, 2007 all 700,000 shares of its 8.60% Series D Preferred Shares. The Company recorded the write-off of approximately $6.1 million in original issuance costs as a premium on redemption of Preferred Shares in the accompanying consolidated statements of operations.

During the year ended December 31, 2006, the Company redeemed for cash all 460,000 shares of its 9.125% Series C Preferred Shares with a liquidation value of $115.0 million. The Company recorded the write-off of approximately $4.0 million in original issuance costs as a premium on redemption of Preferred Shares in the accompanying consolidated statements of operations.

During the year ended December 31, 2005, the Company redeemed for cash all 500,000 shares of its 9.125% Series B Preferred Shares with a liquidation value of $125.0 million. The Company recorded the write-off of approximately $4.3 million in original issuance costs as a premium on redemption of Preferred Shares in the accompanying consolidated statements of operations.

The following table presents the issued and outstanding Preference Interests as of December 31, 2007 and 2006:

	Redemption Date (1)(2)	Conversion Rate (2)	Annual Dividend per Unit (3)	Amounts in thousands December 31, 2007	December 31, 2006
Preference Interests:					
7.625% Series J Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 0 and 230,000 units issued and outstanding at December 31, 2007 and December 31, 2006, respectively	12/14/06	1.4108	(4)	$ -	$ 11,500
				$ -	$ 11,500

(1) On or after the fifth anniversary of the issuance (the "Redemption Date"), the Series J Preference Interests were redeemable for cash at the option of the Company, in whole or in part, at any time or from time to time, at a redemption price equal to the liquidation preference of $50.00 per unit plus the cumulative amount of accrued and unpaid distributions, if any.

(2) On or after the tenth anniversary of the issuance (the "Conversion Date"), the Series J Preference Interests were exchangeable at the option of the holder (in whole but not in part) on a one-for-one basis for a respective reserved series of EQR Preferred Share. In addition, on or after the Conversion Date, the Series J Preference Interests were convertible under certain circumstances at the option of the holder (in whole but not in part) to Common Shares based upon the contractual conversion rate, plus accrued and unpaid distributions, if any. Prior to the Conversion Date, the Series J Preference Interests were convertible under certain circumstances at the option of the holder (in whole but not in part) to Common Shares based upon the contractual conversion rate, plus accrued and unpaid distributions, if any, if the issuer called the series for redemption (the "Accelerated Conversion Right").

(3) Dividends on the Series J Preference Interests were payable quarterly on March 25th, June 25th, September 25th, and December 25th of each year.

(4) On May 24, 2007, the Company issued an irrevocable notice to redeem for cash on June 25, 2007 all 230,000 units of its 7.625% Series J Preference Interests with a liquidation value of $11.5 million. This notice triggered the holder's Accelerated Conversion Right, which they exercised. As a result, effective June 25, 2007, the 230,000 units were converted into 324,484 Common Shares.

During the year ended December 31, 2006, the Company redeemed for cash all of its 7.875% Series G Preference Interests with a liquidation value of $25.5 million. The Company recorded approximately $0.7 million as a premium on redemption of Preference Interests (Minority Interests) in the accompanying consolidated statements of operations.

During the year ended December 31, 2006, the Company issued irrevocable notices to redeem for cash all 460,000 units of its 7.625% Series H and I Preference Interests with a liquidation value of $23.0 million. This notice triggered the respective holders' Accelerated Conversion Rights, which they exercised. As a result, the 460,000 units were converted into 679,686 Common Shares.

During the year ended December 31, 2005, the Company redeemed or repurchased for cash all of its Series B through F Preference Interests with a liquidation value of $146.0 million. The Company recorded approximately $4.1 million as premiums on redemption of Preference Interests (Minority Interests) in the accompanying consolidated statements of operations, which included $3.8 million in original issuance costs and $0.3 million in cash redemption charges.

The following table presents the Operating Partnership's issued and outstanding Junior Convertible Preference Units (the "Junior Preference Units") as of December 31, 2007 and 2006:

	Redemption Date (2)	Conversion Rate (2)	Annual Dividend per Unit (1)	Amounts in thousands December 31, 2007	December 31, 2006
Junior Preference Units:					
Series B Junior Convertible Preference Units; liquidation value $25 per unit; 7,367 units issued and outstanding at December 31, 2007 and December 31, 2006	07/29/09	1.020408	$2.00	$ 184	$ 184
				$ 184	$ 184

(1) Dividends on the Junior Preference Units are payable quarterly at various pay dates.

(2) On or after the tenth anniversary of the issuance (the "Redemption Date"), the Series B Junior Preference Units may be converted into OP Units at the option of the Operating Partnership based on the contractual conversion rate. Prior to the Redemption Date, the holders may elect to convert the Series B Junior Preference Units to OP Units under certain circumstances based on the contractual conversion rate. The contractual rate is based upon a ratio dependent upon the closing price of EQR's Common Shares.

4. Real Estate

The following table summarizes the carrying amounts for investment in real estate (at cost) as of December 31, 2007 and 2006 (amounts in thousands):

	2007	2006
Land	$ 3,607,305	$ 3,217,672
Depreciable property:		
Buildings and improvements	12,665,706	12,563,807
Furniture, fixtures and equipment	890,975	812,552
Projects under development:		
Land	187,515	167,318
Construction-in-progress	584,887	263,713
Land held for development:		
Land	334,574	172,882
Construction-in-progress	62,388	37,231
Investment in real estate	18,333,350	17,235,175
Accumulated depreciation	(3,170,125)	(3,022,480)
Investment in real estate, net	$ 15,163,225	$ 14,212,695

During the year ended December 31, 2007, the Company acquired the entire equity interest in the following from unaffiliated parties (purchase price in thousands):

	Properties	Units	Purchase Price
Rental Properties	36	8,167	$1,686,435
Land Parcels (eight)	-	-	212,841
	36	8,167	$1,899,276

During the year ended December 31, 2006, the Company acquired the entire equity interest in 35 properties containing 8,768 units and nine land parcels from unaffiliated parties for a total purchase price of $1.9 billion. The Company also acquired the majority of its partners' interest in eighteen partially owned properties containing 1,643 units for $56.6 million, partially funded through the issuance of 417,039 OP Units valued at $18.6 million.

The Company adopted EITF Issue No. 04-5, as required for existing limited partnership arrangements, effective January 1, 2006. The adoption required the consolidation of the Lexford syndicated portfolio consisting of 20 separate partnerships (10 properties) containing 1,272 units, all of which were sold October 5, 2006. The Company recorded $24.6 million in investment in real estate and also:

- Consolidated $22.5 million in mortgage debt;
- Reduced investments in unconsolidated entities by $2.6 million;
- Consolidated $0.9 million of other liabilities net of other assets acquired; and
- Consolidated $1.4 million of cash.

During the year ended December 31, 2007, the Company disposed of the following to unaffiliated parties (sales price in thousands):

	Properties	Units	Sales Price
Rental Properties	73	21,563	$1,921,302
Condominium Units	5	617	164,226
Land Parcels (two)	-	-	49,959
	78	22,180	$2,135,487

The Company recognized a net gain on sales of discontinued operations of approximately $940.2 million, a net gain on sales of land parcels of approximately $6.4 million and a net gain on sales of unconsolidated entities of $2.6 million on the above sales. Of the 73 rental properties sold during the year ended December 31, 2007, one property consisting of 400 units was a partially owned unconsolidated property.

During the year ended December 31, 2006, the Company disposed of the following to unaffiliated parties (sales price in thousands):

	Properties	Units	Sales Price
Rental Properties	335	39,608	$2,255,442
Condominium Units	5	1,069	215,972
Land Parcels (two)	-	-	1,569
	340	40,677	$2,472,983

The Company recognized a net gain on sales of discontinued operations of approximately $1.0 billion, a net gain on sales of land parcels of approximately $2.8 million and a net gain on sales of unconsolidated entities of $0.4 million on the above sales.

On June 28, 2006, the Company announced that it agreed to sell its Lexford Housing Division for a cash purchase price of $1.086 billion. The sale closed on October 5, 2006. The Lexford Housing Division results are classified as discontinued operations, net of minority interests, in the consolidated statements of operations for all periods presented. The Company recorded a gain on sale of approximately $418.7 million on the sale of the Lexford Housing Division in the fourth quarter of 2006. In conjunction with the Lexford disposition, the Company paid off/extinguished $196.3 million of mortgage notes payable secured by the properties and incurred approximately $9.2 million in prepayment penalties upon extinguishment. The Company also recorded approximately $4.5 million in one-time accrued retention benefits during the third quarter of 2006 related to the Lexford disposition. These costs are included in discontinued operations, net of minority interests, in the consolidated statements of operations. See Note 13 for additional information.

5. Commitments to Acquire/Dispose of Real Estate

As of February 6, 2008, in addition to the property that was subsequently acquired as discussed in Note 21, the Company had entered into separate agreements to acquire the following (purchase price in thousands):

	Properties/ Parcels	Units	Purchase Price
Operating Properties	1	136	$ 17,625
Land Parcels	4	-	92,362
Total	5	136	$ 109,987

As of February 6, 2008, in addition to the properties that were subsequently disposed of as discussed in Note 21, the Company had entered into separate agreements to dispose of the following (sales price in thousands):

	Properties/ Parcels	Units	Sales Price
Operating Properties	14	2,712	$ 262,792
Land Parcels	1	-	3,300
Total	15	2,712	$ 266,092

The closings of these pending transactions are subject to certain conditions and restrictions, therefore, there can be no assurance that these transactions will be consummated or that the final terms will not differ in material respects from those summarized in the preceding paragraphs.

6. Investments in Partially Owned Entities

The Company has co-invested in various properties with unrelated third parties which are either consolidated or accounted for under the equity method of accounting (unconsolidated). The following table summarizes the Company's investments in partially owned entities as of December 31, 2007 (amounts in thousands except for project and unit amounts):

		Consolidated				Unconsolidated
		Development Projects				
		Held for and/or Under Development	Completed and Stabilized	Other	Total	Institutional Joint Ventures
Total projects	(1)	-	6	21	27	44
Total units	(1)	-	1,549	3,906	5,455	10,446
Debt – Secured (2):						
EQR Ownership (3)		$ 395,663	$ 141,206	$ 286,755	$ 823,624	$ 121,200
Minority Ownership		-	-	13,321	13,321	363,600
Total (at 100%)		$ 395,663	$ 141,206	$ 300,076	$ 836,945	$ 484,800

(1) Project and unit counts exclude all uncompleted development projects until those projects are completed.
(2) All debt is non-recourse to the Company with the exception of $28.3 million in mortgage bonds on one development project.
(3) Represents the Company's economic ownership interest.

7. Deposits – Restricted

The following table presents the restricted deposits as of December 31, 2007 and 2006 (amounts in thousands):

	December 31, 2007	December 31, 2006
Tax-deferred (1031) exchange proceeds	$ 63,795	$ 299,392
Earnest money on pending acquisitions	3,050	13,170
Restricted deposits on debt (1)	133,491	22,917
Resident security and utility deposits	39,889	36,260
Other	13,051	20,086
Totals	$ 253,276	$ 391,825

(1) Primarily represents amounts held in escrow by the lender and released as draw requests are made on fully funded development mortgage loans.

8. Mortgage Notes Payable

As of December 31, 2007, the Company had outstanding mortgage debt of approximately $3.6 billion.

During the year ended December 31, 2007, the Company:

- Repaid $548.0 million of mortgage loans;
- Assumed $226.2 million of mortgage debt on certain properties in connection with their acquisitions;
- Obtained $827.8 million of new mortgage loans on certain properties; and
- Was released from $76.7 million of mortgage debt assumed by the purchaser on disposed properties.

The Company recorded approximately $3.3 million and $3.6 million of prepayment penalties and write-offs of unamortized deferred financing costs, respectively, as additional interest related to debt extinguishment of mortgages during the year ended December 31, 2007.

As of December 31, 2007, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through September 1, 2045. At December 31, 2007, the interest rate range on the Company's mortgage debt was 3.00% to 12.465%. During the year ended December 31, 2007, the weighted average interest rate on the Company's mortgage debt was 5.74%.

The historical cost, net of accumulated depreciation, of encumbered properties was $5.3 billion and $4.7 billion at December 31, 2007 and 2006, respectively.

Aggregate payments of principal on mortgage notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total
2008	$ 412,604
2009	617,452
2010	332,613
2011	602,960
2012	159,408
Thereafter	1,480,934
Total	$ 3,605,971

As of December 31, 2006, the Company had outstanding mortgage debt of approximately $3.2 billion.

During the year ended December 31, 2006, the Company:

- Repaid $493.0 million of mortgage loans;
- Assumed/consolidated $149.5 million of mortgage debt on certain properties in connection with their acquisition and/or consolidation;
- Obtained $267.0 million of new mortgage loans on certain properties; and
- Was released from $117.9 million of mortgage debt assumed by the purchaser on disposed properties.

As of December 31, 2006, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through September 1, 2045. At December 31, 2006, the interest rate range on the Company's mortgage debt was 3.32% to 12.465%. During the year ended December 31, 2006, the weighted average interest rate on the Company's mortgage debt was 5.82%.

The Company recorded approximately $12.2 million and $1.6 million of prepayment penalties and write-offs of unamortized deferred financing costs, respectively, as additional interest related to debt extinguishment of mortgages during the year ended December 31, 2006.

9. Notes

The following tables summarize the Company's unsecured note balances and certain interest rate and maturity date information as of and for the years ended December 31, 2007 and 2006, respectively:

December 31, 2007 (Amounts are in thousands)	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public/Private Notes (1)	$ 5,002,664	3.85% - 7.57%	5.65%	2008 - 2026
Floating Rate Public/Private Notes (1)	649,708	(1)	6.15%	2009 - 2010
Fixed Rate Tax-Exempt Bonds	111,390	4.75% - 5.20%	5.05%	2028 - 2029
Totals	$ 5,763,762			

December 31, 2006 (Amounts are in thousands)	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public/Private Notes (1)	$ 4,158,043	3.85% - 7.625%	5.90%	2007 - 2026
Floating Rate Public Notes (1)	150,000	(1)	6.13%	2009
Fixed Rate Tax-Exempt Bonds	111,390	4.75% - 5.20%	5.06%	2028 - 2029
Totals	$ 4,419,433			

(1) $150.0 million in fair value interest rate swaps converts 50% of the $300.0 million 4.750% notes due June 15, 2009 to a floating interest rate.

The Company's unsecured public debt contains certain financial and operating covenants including, among other things, maintenance of certain financial ratios. The Company was in compliance with its unsecured public debt covenants for both the years ended December 31, 2007 and 2006.

As of February 6, 2008, an unlimited amount of debt securities remains available for issuance by the Operating Partnership under a registration statement that became automatically effective upon filing with the

SEC in June 2006 (under SEC regulations enacted in 2005, the registration statement automatically expires on June 29, 2009 and does not contain a maximum issuance amount).

During the year ended December 31, 2007, the Company:

- Issued $350.0 million of five-year 5.50% fixed rate public notes, receiving net proceeds of $346.1 million;
- Issued $650.0 million of ten-year 5.75% fixed rate public notes, receiving net proceeds of $640.6 million;
- Obtained a three-year $500.0 million floating rate term loan (see below);
- Repaid $150.0 million of fixed-rate public notes at maturity; and
- Repaid $4.3 million of other unsecured notes.

On October 11, 2007, the Operating Partnership closed on a new $500.0 million senior unsecured term loan. The new loan matures on October 5, 2010, subject to two one-year extension options exercisable by the Operating Partnership. The Operating Partnership has the ability to increase available borrowings by an additional $250.0 million under certain circumstances. Advances under the loan bear interest at variable rates based upon LIBOR plus a spread dependent upon the current credit rating on the Operating Partnership's long-term senior unsecured debt. EQR has guaranteed the Operating Partnership's term loan up to the maximum amount and for the full term of the loan.

During the year ended December 31, 2006, the Company:

- Issued $400.0 million of ten and one-half year 5.375% fixed rate public notes, receiving net proceeds of $395.5 million;
- Issued $650.0 million of twenty-year 3.85% fixed rate public notes that are exchangeable into EQR Common Shares, receiving net proceeds of $637.0 million (see below);
- Repaid $60.0 million of fixed-rate public notes at maturity; and
- Repaid $4.3 million of other unsecured notes.

The Operating Partnership recorded approximately $0.1 million of write-offs of unamortized deferred financing costs as additional interest related to partial debt extinguishment on unsecured notes during the year ended December 31, 2006.

On August 23, 2006, the Operating Partnership issued $650.0 million of exchangeable senior notes that mature on August 15, 2026. The notes bear interest at a fixed rate of 3.85%. The notes are exchangeable into EQR Common Shares, at the option of the holders, under specific circumstances or on or after August 15, 2025, at an initial exchange rate of 16.3934 shares per $1,000 principal amount of notes (equivalent to an initial exchange price of $61.00 per share). The initial exchange rate is subject to adjustment in certain circumstances, including upon an increase in the Company's dividend rate. Upon an exchange of the notes, the Operating Partnership will settle any amounts up to the principal amount of the notes in cash and the remaining exchange value, if any, will be settled, at the Operating Partnership's option, in cash, EQR Common Shares or a combination of both.

On or after August 18, 2011, the Operating Partnership may redeem the notes at a redemption price equal to the principal amount of the notes plus any accrued and unpaid interest thereon. Upon notice of redemption by the Operating Partnership, the holders may elect to exercise their exchange rights. In addition, on August 18, 2011, August 15, 2016 and August 15, 2021 or following the occurrence of certain change in control transactions prior to August 18, 2011, note holders may require the Operating Partnership to repurchase the notes for an amount equal to the principal amount of the notes plus any accrued and unpaid interest thereon.

Note holders may also require an exchange of the notes should the closing sale price of Common Shares exceed 130% of the exchange price for a certain period of time or should the trading price on the notes be less than 98% of the product of the closing sales price of Common Shares multiplied by the applicable exchange rate for a certain period of time.

Aggregate payments of principal on unsecured notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total (1)
2008	$ 128,397
2009	298,306
2010 (2)	498,783
2011 (3)	942,139
2012	748,578
Thereafter	3,147,559
Total	$ 5,763,762

(1) Principal payments on unsecured notes includes amortization of any discounts or premiums related to the notes. Premiums and discounts are amortized over the life of the unsecured notes.
(2) Includes the $500.0 million term loan, which matures on October 5, 2010, subject to two one-year extension options exercisable by the Operating Partnership.
(3) Includes the $650.0 million of 3.85% convertible unsecured debt with a final maturity of 2026.

10. Lines of Credit

The Operating Partnership has an unsecured revolving credit facility with potential borrowings of up to $1.5 billion maturing on February 28, 2012, with the ability to increase available borrowings by an additional $500.0 million by adding additional banks to the facility or obtaining the agreement of existing banks to increase their commitments. Advances under the credit facility bear interest at variable rates based upon LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating or based on bids received from the lending group. EQR has guaranteed the Operating Partnership's credit facility up to the maximum amount and for the full term of the facility.

On April 1, 2005, the Operating Partnership obtained a three-year $1.0 billion unsecured revolving credit facility maturing on May 29, 2008. Advances under the credit facility bore interest at variable rates based upon LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating or based on bids received from the lending group. EQR guaranteed the Operating Partnership's credit facility up to the maximum amount and for the full term of the facility. This credit facility was repaid in full and terminated on February 28, 2007. The Company recorded $0.4 million of write-offs of unamortized deferred financing costs as additional interest in connection with this termination.

On May 7, 2007, the Operating Partnership obtained a one-year $500.0 million unsecured revolving credit facility maturing on May 5, 2008. Advances under this facility bore interest at variable rates based on LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating. EQR guaranteed this credit facility up to the maximum amount and for its full term. This credit facility was repaid in full and terminated on June 4, 2007.

On July 6, 2006, the Operating Partnership obtained a one-year $500.0 million unsecured revolving credit facility maturing on July 6, 2007. Advances under this facility bore interest at variable rates based on LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating. EQR guaranteed this credit facility up to the maximum amount and for its full term. This credit facility was repaid in full and terminated on October 13, 2006.

As of December 31, 2007 and 2006, $139.0 million and $460.0 million, respectively, was outstanding and $80.8 million and $69.3 million, respectively, was restricted (dedicated to support letters of credit and not available for borrowing) on the credit facilities. During the years ended December 31, 2007 and 2006, the weighted average interest rates were 5.68% and 5.40%, respectively.

11. Derivative Instruments

The following table summarizes the consolidated derivative instruments at December 31, 2007 (dollar amounts are in thousands):

	Fair Value Hedges (1)	Forward Starting Swaps (2)	Development Cash Flow Hedges (3)
Current Notional Balance	$ 370,000	$ 150,000	$ 62,464
Lowest Possible Notional	$ 370,000	$ 150,000	$ 17,942
Highest Possible Notional	$ 370,000	$ 150,000	$ 157,715
Lowest Interest Rate	3.245%	5.263%	4.928%
Highest Interest Rate	3.787%	5.408%	5.850%
Earliest Maturity Date	2009	2018	2009
Latest Maturity Date	2009	2018	2009
Estimated Asset (Liability) Fair Value	$ (1,315)	$ (7,467)	$ (1,821)

(1) Fair Value Hedges – Converts outstanding fixed rate debt to a floating interest rate.
(2) Forward Starting Swaps – Designed to partially fix the interest rate in advance of a planned future debt issuance.
(3) Development Cash Flow Hedges – Converts outstanding floating rate debt to a fixed interest rate.

On December 31, 2007, the net derivative instruments were reported at their fair value as other liabilities of approximately $10.6 million and other assets of $29,000. As of December 31, 2007, there were approximately $16.5 million in deferred losses, net, included in accumulated other comprehensive loss. Based on the estimated fair values of the net derivative instruments at December 31, 2007, the Company may recognize an estimated $3.6 million of accumulated other comprehensive loss as additional interest expense during the year ending December 31, 2008.

In June 2007, the Company received approximately $2.4 million to terminate five forward starting swaps in conjunction with the issuance of $650.0 million of ten-year unsecured notes. The majority of the $2.4 million has been deferred as a component of accumulated other comprehensive loss and will be recognized as a reduction of interest expense over the life of the unsecured notes.

In January 2006, the Company received approximately $10.7 million to terminate six forward starting swaps in conjunction with the issuance of $400.0 million of ten and one-half year unsecured notes. The $10.7 million has been deferred as a component of accumulated other comprehensive loss and will be recognized as a reduction of interest expense over the life of the unsecured notes.

12. Earnings Per Share

The following tables set forth the computation of net income per share – basic and net income per share – diluted (amounts in thousands except per share amounts):

	Year Ended December 31,		
	2007	2006	2005
Numerator for net income per share – basic:			
Income from continuing operations, net of minority interests	$ 93,006	$ 51,929	$ 106,509
Preferred distributions	(22,792)	(37,113)	(49,642)
Premium on redemption of Preferred Shares	(6,154)	(3,965)	(4,359)
Income from continuing operations available to Common Shares, net of minority interests	64,060	10,851	52,508
Discontinued operations, net of minority interests	896,616	1,020,915	755,284
Numerator for net income per share – basic	$ 960,676	$ 1,031,766	$ 807,792
Numerator for net income per share – diluted:			
Income from continuing operations, net of minority interests	$ 93,006	$ 51,929	$ 106,509
Preferred distributions	(22,792)	(37,113)	(49,642)
Premium on redemption of Preferred Shares	(6,154)	(3,965)	(4,359)
Effect of dilutive securities:			
Allocation to Minority Interests – Operating Partnership, net	4,369	784	3,842
Income from continuing operations available to Common Shares	68,429	11,635	56,350
Discontinued operations	957,412	1,092,705	809,956
Numerator for net income per share – diluted	$ 1,025,841	$ 1,104,340	$ 866,306
Denominator for net income per share – basic and diluted:			
Denominator for net income per share – basic	279,406	290,019	285,760
Effect of dilutive securities:			
OP Units	18,986	20,433	20,819
Share options/restricted shares	3,843	5,127	4,206
Denominator for net income per share – diluted	302,235	315,579	310,785
Net income per share – basic	$ 3.44	$ 3.56	$ 2.83
Net income per share – diluted	$ 3.39	$ 3.50	$ 2.79
Net income per share – basic:			
Income from continuing operations available to Common Shares, net of minority interests	$ 0.229	$ 0.038	$ 0.184
Discontinued operations, net of minority interests	3.209	3.520	2.643
Net income per share – basic	$ 3.438	$ 3.558	$ 2.827
Net income per share – diluted:			
Income from continuing operations available to Common Shares	$ 0.226	$ 0.037	$ 0.182
Discontinued operations	3.168	3.463	2.606
Net income per share – diluted	$ 3.394	$ 3.500	$ 2.788

Convertible preferred shares/units that could be converted into 652,534, 1,163,908 and 1,772,048 weighted average Common Shares for the years ended December 31, 2007, 2006 and 2005, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effects would be anti-dilutive. In addition, the effect of the Common Shares that could ultimately be issued upon the conversion/exchange of the Operating Partnership's $650.0 million exchangeable senior notes were not included in the computation of diluted earnings per share because the effects would be anti-dilutive.

For additional disclosures regarding the employee share options and restricted shares, see Notes 2 and 14.

13. Discontinued Operations

The Company has presented separately as discontinued operations in all periods the results of operations for all consolidated assets disposed of on or after January 1, 2002 (the date of adoption of SFAS No. 144), all operations related to condominium conversion properties effective upon their respective transfer into a TRS and all properties held for sale, if any.

The components of discontinued operations are outlined below and include the results of operations for the respective periods that the Company owned such assets during each of the years ended December 31, 2007, 2006, and 2005 (amounts in thousands).

	Year Ended December 31,		
	2007	2006	2005
REVENUES			
Rental income	$ 109,104	$ 374,411	$ 552,640
Fee and asset management	-	-	908
Total revenues	109,104	374,411	553,548
EXPENSES (1)			
Property and maintenance	44,497	123,758	176,499
Real estate taxes and insurance	14,918	46,992	72,500
Property management	321	8,934	10,639
Depreciation	28,767	85,129	140,897
General and administrative	(63)	575	1,165
Impairment	308	351	-
Total expenses	88,748	265,739	401,700
Discontinued operating income	20,356	108,672	151,848
Interest and other income	189	1,662	1,438
Interest (2):			
Expense incurred, net	(2,053)	(33,058)	(40,200)
Amortization of deferred financing costs	(1,327)	(1,014)	(785)
Discontinued operations	17,165	76,262	112,301
Minority Interests – Operating Partnership	(1,090)	(5,010)	(7,580)
Discontinued operations, net of minority interests	16,075	71,252	104,721
Net gain on sales of discontinued operations	940,247	1,016,443	697,655
Minority Interests – Operating Partnership	(59,706)	(66,780)	(47,092)
Gain on sales of discontinued operations, net of minority interests	880,541	949,663	650,563
Discontinued operations, net of minority interests	$ 896,616	$ 1,020,915	$ 755,284

(1) Includes expenses paid in the current period for properties sold or held for sale in prior periods related to the Company's period of ownership.

(2) Includes only interest expense specific to secured mortgage notes payable for properties sold and/or held for sale.

For the properties sold during 2007 (excluding condominium conversion properties), the investment in real estate, net of accumulated depreciation, and the mortgage notes payable balances at December 31, 2006 were $1.1 billion and $91.7 million, respectively.

The net real estate basis of the Company's condominium conversion properties owned by the TRS and included in discontinued operations (excludes the Company's six halted conversions as they are now held for use), which were included in investment in real estate, net in the consolidated balance sheets, was $87.2 million and $107.8 million at December 31, 2007 and 2006, respectively.

14. Share Incentive Plans

On May 15, 2002, the shareholders of EQR approved the Company's 2002 Share Incentive Plan. The maximum aggregate number of awards that may be granted under this plan may not exceed 7.5% of the Company's outstanding Common Shares calculated on a "fully diluted" basis and determined annually on the first day of each calendar year. As of January 1, 2008, this amount equaled 21,631,555, of which 10,392,101 shares were available for future issuance. No awards may be granted under the 2002 Share Incentive Plan after February 20, 2012.

Pursuant to the 2002 Share Incentive Plan and the Fifth Amended and Restated 1993 Share Option and Share Award Plan (collectively the "Share Incentive Plans"), officers, trustees and key employees of the Company may be granted share options to acquire Common Shares ("Options") including non-qualified share options ("NQSOs"), incentive share options ("ISOs") and share appreciation rights ("SARs"), or may be granted restricted or non-restricted shares, subject to conditions and restrictions as described in the Share Incentive Plans. Finally, certain executive officers of the Company participate in the Company's performance based restricted share plan. Options, SARs, restricted shares and performance shares are sometimes collectively referred to herein as "Awards".

The Options are generally granted at the fair market value of the Company's Common Shares at the date of grant, vest in three equal installments over a three year period, are exercisable upon vesting and expire ten years from the date of grant. The exercise price for all Options under the Share Incentive Plans is equal to the fair market value of the underlying Common Shares at the time the Option is granted. The Fifth Amended and Restated 1993 Share Option and Share Award Plan will terminate at such time as all outstanding Awards have expired or have been exercised/vested. The Board of Trustees may at any time amend or terminate the Share Incentive Plans, but termination will not affect Awards previously granted. Any Options which had vested prior to such a termination would remain exercisable by the holder.

As to the restricted shares that have been awarded through December 31, 2007, these shares generally vest three years from the award date. During the three-year period of restriction, the Company's unvested restricted shareholders receive quarterly dividend payments on their shares at the same rate and on the same date as any other Common Share holder. In addition, the Company's unvested restricted shareholders have the same voting rights as any other Common Share holder. As a result, dividends paid on unvested restricted shares are included as a component of retained earnings (deficit) and have not been considered in reducing net income available to Common Shares in a manner similar to the Company's preferred share dividends for the earnings per share calculation. If employment is terminated prior to the lapsing of the restriction, the shares are generally canceled.

In addition, each year prior to 2007, selected executive officers of the Company received performance-based awards. Effective January 1, 2007, the Company has elected to discontinue the award of new performance-based award grants. The executive officers have the opportunity to earn in Common Shares an amount as little as 0% to as much as 225% of the target number of performance-based awards. The owners of performance-based awards have no right to vote, receive dividends or transfer the awards until Common Shares are issued in exchange for the awards. The number of Common Shares the executive officer actually receives on the third anniversary of the grant date will depend on the excess, if any, by which the Company's Average Annual Return (i.e., the average of the Common Share dividends declared during each year as a percentage of the Common Share price as of the first business day of the first performance year and the average percentage increase in funds from operations ("FFO") for each calendar year on a per share basis over the prior year) for the three performance years exceeds the average of the 10-year Treasury Note interest rate as of the first business day in January of each performance year (the "T-Note Rate").

If the Company's Average Annual Return exceeds the T-Note Rate by:	Less than 0.99%	1-1.99%	2%	3%	4%	5%	6%	Greater than 7%
Then the executive officer will receive Common Shares equal to the target number of awards times the following %:	0%	50%	100%	115%	135%	165%	190%	225%

If the Company's Average Annual Return exceeds the T-Note Rate by an amount which falls between any of the percentages in excess of the 2% threshold, the performance-based award will be determined by extrapolation between the two percentages. Fifty percent of the Common Shares to which an executive officer may be entitled under the performance share grants will vest, subject to the executive's continued employment with the Company, on the third anniversary of the award (which will be the date the Common Shares are issued); twenty-five percent will vest on the fourth anniversary and the remaining twenty-five percent will vest on the fifth anniversary. The Common Shares will also fully vest upon the executive's death, retirement at or after age 62, disability or upon a change in control of the Company.

The following tables summarize compensation information regarding the performance shares, restricted shares, share options and Employee Share Purchase Plan ("ESPP") for the three years ended December 31, 2007, 2006 and 2005 (amounts in thousands):

	Year Ended December 31, 2007			
	Compensation Expense	Compensation Capitalized	Compensation Equity	Dividends Incurred
Performance shares	$ 1,278	$ -	$ 1,278	$ -
Restricted shares	13,816	1,414	15,230	2,296
Share options	4,922	423	5,345	-
ESPP discount	1,615	86	1,701	-
Total	$ 21,631	$ 1,923	$ 23,554	$ 2,296

	Year Ended December 31, 2006			
	Compensation Expense	Compensation Capitalized	Compensation Equity	Dividends Incurred
Performance	$ 1,795	$ -	$ 1,795	$ -
Restricted shares	13,923	1,021	14,944	2,437
Share options	4,868	330	5,198	-
ESPP discount	1,494	84	1,578	-
Total	$ 22,080	$ 1,435	$ 23,515	$ 2,437

	Year Ended December 31, 2005	
	Compensation Expense/Equity	Dividends Incurred
Performance shares	$ 7,697	$ -
Restricted shares	20,055	2,743
Share options	6,562	-
ESPP discount	1,591	-
Total	$ 35,905	$ 2,743

Compensation expense is generally recognized for Awards as follows:

- Restricted shares and share options – Straight-line method over the vesting period of the options or shares regardless of cliff or ratable vesting distinctions.
- Performance shares – Accelerated method with each vesting tranche valued as a separate award, with a separate vesting date, consistent with the estimated value of the award at each period end.
- ESPP discount – Immediately upon the purchase of common shares each quarter.

The total compensation expense related to Awards not yet vested at December 31, 2007 is $24.6 million, which is expected to be recognized over a weighted average term of 1.4 years.

See Note 2 for additional information regarding the Company's share-based compensation.

The table below summarizes the Award activity of the Share Incentive Plans and options assumed in connection with mergers (the "Merger Options") for the three years ended December 31, 2007, 2006 and 2005:

	Common Shares Subject to Options	Weighted Average Exercise Price Per Option	Restricted Shares	Weighted Average Fair Value per Restricted Share
Balance at December 31, 2004	10,819,222	$25.48	1,413,255	$26.06
Awards granted (2002 plan) (2)	2,235,268	$31.91	620,192	$31.89
Awards exercised/vested (1993 plan)	(1,630,321)	$23.44	(373,310)	$24.68
Awards exercised/vested (2002 plan)	(611,943)	$26.31	(190,938)	$29.36
Merger Options exercised	(6,480)	$18.10	-	-
Awards canceled (1993 plan)	(27,677)	$24.53	(12,363)	$23.64
Awards canceled (2002 plan)	(205,326)	$30.32	(87,008)	$29.55
Balance at December 31, 2005	10,572,743	$27.02	1,369,828	$28.42
Awards granted (2002 plan) (2)	1,671,122	$42.32	684,998	$34.76
Awards exercised/vested (1993 plan) (1)	(1,754,288)	$25.24	(151,104)	$23.55
Awards exercised/vested (2002 plan) (1)	(890,326)	$29.24	(519,664)	$21.07
Merger Options exercised	(3,162)	$19.49	-	-
Awards canceled (1993 plan)	(8,866)	$22.46	(275)	$23.55
Awards canceled (2002 plan)	(171,436)	$35.28	(81,026)	$34.74
Balance at December 31, 2006	9,415,787	$29.71	1,302,757	$34.85
Awards granted (2002 plan) (2)	1,030,935	$53.46	453,580	$52.56
Awards exercised/vested (1993 plan) (1)	(753,864)	$25.18	-	-
Awards exercised/vested (2002 plan) (1)	(286,901)	$31.79	(477,002)	$31.78
Awards canceled (1993 plan)	(23,778)	$23.70	-	-
Awards canceled (2002 plan)	(196,946)	$45.13	(101,147)	$41.92
Merger Options canceled	(92)	$ 9.55	-	-
Balance at December 31, 2007	9,185,141	$32.37	1,178,188	$42.30

(1) The aggregate intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $13.7 million and $58.0 million, respectively. These values were calculated as the difference between the strike price of the underlying awards and the per share price at which each respective award was exercised.

(2) The weighted average grant date fair value for Options granted during the years ended December 31, 2007, 2006 and 2005 was $6.26 per share, $4.22 per share and $2.64 per share, respectively.

The following table summarizes information regarding options outstanding and exercisable at December 31, 2007:

Range of Exercise Prices	Options Outstanding (1)			Options Exercisable (2)	
	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$16.05 to $21.40	817,375	1.53	$20.55	817,375	$20.55
$21.41 to $26.75	1,614,905	3.95	$24.35	1,614,905	$24.35
$26.76 to $32.10	4,297,841	5.73	$29.61	3,820,364	$29.34
$32.11 to $37.45	26,047	6.75	$32.54	25,573	$32.46
$37.46 to $42.80	1,481,288	7.98	$42.12	709,326	$41.48
$42.81 to $48.15	3,992	8.51	$45.33	2,661	$45.33
$48.16 to $53.50	943,693	8.96	$53.50	10,018	$53.50
$16.05 to $53.50	9,185,141	5.74	$32.37	7,000,222	$28.45
Vested and expected to vest as of December 31, 2007	8,980,625	5.72	$31.96		

(1) The aggregate intrinsic value of both options outstanding and options vested and expected to vest as of December 31, 2007 is $62.2 million.

(2) The aggregate intrinsic value and weighted average remaining contractual life in years of options exercisable as of December 31, 2007 is $59.9 million and 5.0 years, respectively.

Note: The aggregate intrinsic values in Notes (1) and (2) above were both calculated as the excess between the Company's closing share price of $36.47 per share on December 31, 2007 and the strike price of the underlying awards.

As of December 31, 2006 and 2005, 6,567,868 Options (with a weighted average exercise price of $26.87) and 6,940,065 Options (with a weighted average exercise price of $25.65) were exercisable, respectively.

15. Employee Plans

The Company established an Employee Share Purchase Plan to provide each employee and trustee the ability to annually acquire up to $100,000 of Common Shares of the Company. In 2003, the Company's shareholders approved an increase in the aggregate number of Common Shares available under the ESPP to 7,000,000 (from 2,000,000). The Company has 4,081,688 Common Shares available for purchase under the ESPP at December 31, 2007. The Common Shares may be purchased quarterly at a price equal to 85% of the lesser of: (a) the closing price for a share on the last day of such quarter; and (b) the greater of: (i) the closing price for a share on the first day of such quarter, and (ii) the average closing price for a share for all the business days in the quarter. The following table summarizes information regarding the Common Shares issued under the ESPP:

	Year Ended December 31,		
	2007	2006	2005
	(Amounts in thousands except share and per share amounts)		
Shares issued	189,071	213,427	286,751
Issuance price ranges	$31.38– $43.17	$35.43 – $43.30	$27.89 – $32.27
Issuance proceeds	$7,165	$7,972	$8,285

The Company established a defined contribution plan (the "401(k) Plan") to provide retirement benefits for employees that meet minimum employment criteria. The Company matches dollar for dollar up to the first 3% of eligible compensation that a participant contributes to the 401(k) Plan. Participants are vested in the Company's contributions over five years. The Company recognized an expense in the amount of $4.2 million, $2.3 million and $3.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company may also elect to make an annual discretionary profit-sharing contribution as a percentage of each individual employee's eligible compensation under the 401(k) Plan. The Company recognized an expense of approximately $1.5 million, $3.3 million and $2.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company established a supplemental executive retirement plan (the "SERP") to provide certain officers and trustees an opportunity to defer a portion of their eligible compensation in order to save for retirement. The SERP is restricted to investments in Company Common Shares, certain marketable securities that have been specifically approved and cash equivalents. The deferred compensation liability represented in the SERP and the securities issued to fund such deferred compensation liability are consolidated by the Company and carried on the Company's balance sheet, and the Company's Common Shares held in the SERP are accounted for as a reduction to paid in capital.

16. Distribution Reinvestment and Share Purchase Plan

On November 3, 1997, the Company filed with the SEC a Form S-3 Registration Statement to register 14,000,000 Common Shares pursuant to a Distribution Reinvestment and Share Purchase Plan (the "DRIP Plan"). The registration statement was declared effective on November 25, 1997. The Company has 11,571,277 Common Shares available for issuance under the DRIP Plan at December 31, 2007.

The DRIP Plan provides holders of record and beneficial owners of Common Shares and Preferred Shares with a simple and convenient method of investing cash distributions in additional Common Shares (which is referred to herein as the "Dividend Reinvestment – DRIP Plan"). Common Shares may also be purchased on a monthly basis with optional cash payments made by participants in the DRIP Plan and interested new investors, not currently shareholders of the Company, at the market price of the Common Shares less a discount ranging between 0% and 5%, as determined in accordance with the DRIP Plan (which is referred to herein as the "Share Purchase – DRIP Plan"). Common Shares purchased under the DRIP Plan may, at the option of the Company, be directly issued by the Company or purchased by the Company's transfer agent in the open market using participants' funds.

17. Transactions with Related Parties

The Company provided asset and property management services to certain related entities for properties not owned by the Company. Fees received for providing such services were approximately $0.3 million, $0.3 million and $0.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company leases its corporate headquarters from an entity controlled by EQR's Chairman of the Board of Trustees. The lease terminates on July 31, 2011. Amounts incurred for such office space for the years ended December 31, 2007, 2006 and 2005, respectively, were approximately $2.9 million, $2.8 million and $2.1 million. The Company believes these amounts equal market rates for such space.

The Company had the following additional non-continuing related party transaction:

- The Company reimbursed its former Chief Operating Officer for the actual operating costs (excluding acquisition costs) of operating his personal aircraft for himself and other employees on Company business in 2005. For the year ended December 31, 2005, the amount incurred was approximately $0.4 million.

18. Commitments and Contingencies

The Company, as an owner of real estate, is subject to various Federal, state and local environmental laws. Compliance by the Company with existing laws has not had a material adverse effect on the Company. However, the Company cannot predict the impact of new or changed laws or regulations on its current properties or on properties that it may acquire in the future.

The Company is party to a housing discrimination lawsuit brought by a non-profit civil rights organization in April 2006 in the U.S. District Court for the District of Maryland. The suit alleges that the Company designed and built approximately 300 of its properties in violation of the accessibility requirements of the Fair Housing Act and Americans With Disabilities Act. The suit seeks actual and punitive damages, injunctive relief (including modification of non-compliant properties), costs and attorneys' fees. The Company believes it has a number of viable defenses, including that a majority of the named properties were completed before the operative dates of the statutes in question and/or were not designed or built by the Company. Accordingly, the Company is defending the suit vigorously. Due to the pendency of the Company's defenses and the uncertainty of many other critical factual and legal issues, it is not possible to determine or predict the outcome of the suit and as a result, no amounts have been accrued at December 31, 2007. While no assurances can be given, the Company does not believe that the suit, if adversely determined, would have a material adverse effect on the Company.

The Company does not believe there is any other litigation pending or threatened against it that, individually or in the aggregate, reasonably may be expected to have a material adverse effect on the Company.

During the years ended December 31, 2005 and 2004, the Company established a reserve and recorded a corresponding expense, net of insurance receivables, for estimated uninsured property damage at certain of its properties caused by various hurricanes in each respective year. During the year ended December 31, 2007, the Company received $11.2 million in insurance proceeds and recorded an additional $7.9 million of receivables in anticipation of proceeds expected. As of December 31, 2007, a receivable of $1.8 million and a liability of $1.3 million are included in other assets and other liabilities, respectively, on the consolidated balance sheets.

As of December 31, 2007, the Company has thirteen projects totaling 4,185 units in various stages of development with estimated completion dates ranging through June 30, 2010. Some of the projects are developed solely by the Company, while others are co-developed with various third party development partners. The development venture agreements with partners are primarily deal-specific, with differing terms regarding profit-sharing, equity contributions, returns on investment, buy-sell agreements and other customary provisions. The partner is most often the "general" or "managing" partner of the development venture. The typical buy-sell arrangements contain appraisal rights and provisions that provide the right, but not the obligation, for the Company to acquire the partner's interest in the project at fair market value upon the expiration of a negotiated time period (typically two to five years after substantial completion of the project). However, the buy-sell provisions with one partner covering three projects does require the Company to purchase the partner's interest in the projects at fair market value five years following the receipt of the final certificate of occupancy on the last developed property.

During the years ended December 31, 2007, 2006 and 2005, total operating lease payments incurred for office space, including a portion of real estate taxes, insurance, repairs and utilities, and including rent due under two ground leases, aggregated $7.6 million, $6.9 million and $6.3 million, respectively.

The Company has entered into a retirement benefits agreement with its Chairman of the Board of Trustees and deferred compensation agreements with its former chief operating officer and two former chief executive officers. During the years ended December 31, 2007, 2006 and 2005, the Company recognized compensation expense of $0.7 million, $1.1 million and $2.2 million, respectively, related to these agreements.

The following table summarizes the Company's contractual obligations for minimum rent payments under operating leases and deferred compensation for the next five years and thereafter as of December 31, 2007:

	Payments Due by Year (in thousands)						
	2008	2009	2010	2011	2012	Thereafter	Total
Operating Leases:							
Minimum Rent Payments (a)	$ 6,491	$ 5,733	$ 5,154	$ 3,356	$ 987	$ 59,259	$ 80,980
Other Long-Term Liabilities:							
Deferred Compensation (b)	813	1,454	1,454	2,058	2,058	12,810	20,647

(a) Minimum basic rent due for various office space the Company leases and fixed base rent due on ground leases for two properties.
(b) Estimated payments to the Company's Chairman, two former CEO's and its former chief operating officer based on planned retirement dates.

19. Impairment

The Company incurred impairment losses of $1.1 million, $2.4 million and $0.6 million for the years ended December 31, 2007, 2006 and 2005, respectively, related to the write-off of various pursuit and out-of-pocket costs for terminated acquisition, disposition and development transactions. The Company also took impairment charges of $0.6 and $2.0 million associated with the write-off of various deferred sales costs following the decision to halt the condominium conversion and sale process at assets for the year ended December 31, 2007 and 2006, respectively.

During the year ended December 31, 2006, the Company recorded approximately $30.0 million of asset impairment charges related to its write-down of the entire carrying value of the goodwill on its corporate housing business. Following the guidance in SFAS No. 142, this charge was the result of the continued poor operating performance of the corporate housing business and management's expectations for future performance.

20. Reportable Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by senior management. Senior management decides how resources are allocated and assesses performance on a monthly basis.

The Company's primary business is owning, managing, and operating multifamily residential properties, which includes the generation of rental and other related income through the leasing of apartment units to residents. Senior management evaluates the performance of each of our apartment communities individually and geographically, and both on a same store and non-same store basis; however, each of our apartment communities generally has similar economic characteristics, residents, products and services. The Company's operating segments have been aggregated by geography in a manner identical to that which is provided to its chief operating decision maker.

The Company's fee and asset management, development (including FIN No. 46 partially owned properties), condominium conversion and corporate housing (Equity Corporate Housing or "ECH") activities are immaterial and do not individually meet the threshold requirements of a reportable segment as provided for in SFAS No. 131 and as such, have been aggregated in the tables presented below.

All revenues are from external customers and there is no customer who contributed 10% or more of the Company's total revenues during the three years ended December 31, 2007, 2006, or 2005.

The primary financial measure for the Company's rental real estate properties is net operating income ("NOI"), which represents rental income less: 1) property and maintenance expense; 2) real estate taxes and insurance expense; and 3) property management expense (all as reflected in the accompanying statements of operations). The Company believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment communities. Current year NOI is compared to prior year NOI and current year budgeted NOI as a measure of financial performance. The following table presents NOI for each segment from our rental real estate specific to continuing operations for the years ended December 31, 2007, 2006 and 2005, respectively, as well as total assets for the years ended December 31, 2007 and 2006, respectively (amounts in thousands):

	Year Ended December 31, 2007				
	Northeast	South	West	Other (3)	Total
Rental income:					
Same store (1)	$ 471,736	$ 531,189	$ 640,588	$ -	$ 1,643,513
Non-same store/other (2) (3)	85,231	105,576	87,049	107,532	385,388
Total rental income	556,967	636,765	727,637	107,532	2,028,901
Operating expenses:					
Same store (1)	173,756	214,646	219,289	-	607,691
Non-same store/other (2) (3)	36,381	43,642	35,133	102,653	217,809
Total operating expenses	210,137	258,288	254,422	102,653	825,500
NOI:					
Same store (1)	297,980	316,543	421,299	-	1,035,822
Non-same store/other (2) (3)	48,850	61,934	51,916	4,879	167,579
Total NOI	$ 346,830	$ 378,477	$ 473,215	$ 4,879	$ 1,203,401
Total assets	$ 4,591,068	$ 4,196,436	$ 4,917,936	$ 1,984,337	$ 15,689,777

(1) Same store includes properties owned for all of both 2007 and 2006 which represented 115,857 units.

(2) Non-same store includes properties acquired after January 1, 2006.

(3) Other includes ECH, development, condominium conversion overhead of $4.8 million and other corporate operations. Also reflects a $16.6 million elimination of rental income recorded in Northeast, South and West operating segments related to ECH.

	Year Ended December 31, 2006				
	Northeast	South	West	Other (3)	Total
Rental income:					
Same store (1)	$ 452,226	$ 517,847	$ 606,249	$ -	$ 1,576,322
Non-same store/other (2) (3)	50,849	34,774	32,742	86,144	204,509
Total rental income	503,075	552,621	638,991	86,144	1,780,831
Operating expenses:					
Same store (1)	168,732	210,759	215,583	-	595,074
Non-same store/other (2) (3)	22,119	15,178	13,225	92,467	142,989
Total operating expenses	190,851	225,937	228,808	92,467	738,063
NOI:					
Same store (1)	283,494	307,088	390,666	-	981,248
Non-same store/other (2) (3)	28,730	19,596	19,517	(6,323)	61,520
Total NOI	$ 312,224	$ 326,684	$ 410,183	$ (6,323)	$ 1,042,768
Total assets	$ 4,465,461	$ 4,316,252	$ 4,507,019	$ 1,773,487	$ 15,062,219

(1) Same store includes properties owned for all of both 2007 and 2006 which represented 115,857 units.

(2) Non-same store includes properties acquired after January 1, 2006.

(3) Other includes ECH, development, condominium conversion overhead of $5.9 million and other corporate operations. Also reflects a $15.8 million elimination of rental income recorded in Northeast, South and West operating segments related to ECH.

	Year Ended December 31, 2005				
	Northeast	South	West	Other (3)	Total
Rental income:					
Same store (1)	$ 405,983	$ 571,485	$ 546,390	$ -	$ 1,523,858
Non-same store/other (2) (3)	32,478	21,006	22,677	72,399	148,560
Properties sold in 2007 (4)	-	-	-	(187,148)	(187,148)
Total rental income	438,461	592,491	569,067	(114,749)	1,485,270
Operating expenses:					
Same store (1)	157,065	250,989	196,264	-	604,318
Non-same store/other (2) (3)	13,737	7,784	8,868	95,320	125,709
Properties sold in 2007 (4)	-	-	-	(83,056)	(83,056)
Total operating expenses	170,802	258,773	205,132	12,264	646,971
NOI:					
Same store (1)	248,918	320,496	350,126	-	919,540
Non-same store/other (2) (3)	18,741	13,222	13,809	(22,921)	22,851
Properties sold in 2007 (4)	-	-	-	(104,092)	(104,092)
Total NOI	$ 267,659	$ 333,718	$ 363,935	$ (127,013)	$ 838,299

(1) Same store includes properties owned for all of both 2006 and 2005 which represented 128,133 units.

(2) Non-same store includes properties acquired after January 1, 2005.

(3) Other includes ECH, development, condominium conversion overhead of $3.1 million and other corporate operations. Also reflects a $13.4 million elimination of rental income recorded in Northeast, South and West operating segments related to ECH and $11.1 million of hurricane insurance losses.

(4) Reflects discontinued operations for properties sold during 2007.

Note: Markets included in the above geographic segments are as follows:

(a) Northeast – New England (excluding Boston), Boston, New York Metro, DC Northern Virginia, Suburban Maryland, Chicago, Milwaukee and Minneapolis/St. Paul.

(b) South – Charlotte, Raleigh/Durham, Atlanta, Jacksonville, Orlando, Tampa/Ft. Myers, South Florida, Nashville, Tulsa, Austin, Houston, Dallas/Ft. Worth, Albuquerque and Phoenix.

(c) West – Seattle/Tacoma, Portland, Central Valley, San Francisco Bay Area, Inland Empire, Los Angeles, Orange County, San Diego and Denver.

The following table presents a reconciliation of NOI from our rental real estate specific to continuing operations for the years ended December 31, 2007, 2006 and 2005, respectively:

	Year Ended December 31,		
	2007	2006	2005
	(Amounts in thousands)		
Rental income	$ 2,028,901	$ 1,780,831	$ 1,485,270
Property and maintenance expense	(530,793)	(469,267)	(394,850)
Real estate taxes and insurance expense	(207,286)	(172,618)	(165,248)
Property management expense	(87,421)	(96,178)	(86,873)
Total operating expenses	(825,500)	(738,063)	(646,971)
Net operating income	$ 1,203,401	$ 1,042,768	$ 838,299

21. Subsequent Events/Other

Subsequent Events

Subsequent to December 31, 2007 and through February 6, 2008, the Company:

- Acquired the remaining equity interest it did not previously own of a 144 unit partially-owned property for $5.9 million;
- Sold seven apartment properties consisting of 1,420 units for $107.3 million (excluding condominium units);
- Terminated three forward-starting swaps paying $13.2 million in conjunction with locking the interest rate on a $500.0 million secured mortgage loan pool scheduled to close in March 2008; and
- Repaid $17.9 million of mortgage loans.

Subsequent to December 31, 2007 and through February 22, 2008, the Company repurchased 170,956 Common Shares at an average price of $36.78 per share for total consideration of $6.3 million, leaving $469.3 million remaining available for share repurchases.

Other

The Company recorded a reduction to general and administrative expense of approximately $1.7 million during the year ended December 31, 2007 due to the successful resolution of a certain lawsuit in Florida, resulting in the reversal of the majority of a previously established litigation reserve. The Company had previously recorded a reduction to general and administrative expense of approximately $2.8 million during the year ended December 31, 2006 due to the recovery of insurance proceeds related to the same lawsuit.

The Company received $1.2 million related to its 7.075% ownership interest in Wellsford Park Highlands Corporation ("WPHC"), an entity which owns a condominium development in Denver, Colorado. The Company recorded a gain of approximately $0.7 million as income from investments in unconsolidated entities and has no further ownership interest in WPHC.

During the year ended December 31, 2007, the Company entered into resignation/release agreements with its former Chief Financial Officer ("CFO") and one other former executive vice president. The Company recorded approximately $3.4 million of additional general and administrative expense during the year ended December 31, 2007 related to cash severance and accelerated vesting of share options and restricted/performance shares.

During the years ended December 31, 2007 and 2006, the Company recognized $0.3 million and $14.7 million, respectively, of forfeited deposits for various terminated transactions, included in interest and other income. In addition, during 2007 the Company received $4.1 million for the settlement of insurance litigation claims from 2000 through 2002. This amount was recorded as interest and other income.

During the years ended December 31, 2006 and 2005, the Company received proceeds from technology and other investments of $4.0 million and $82.1 million, respectively, from the following:

- $25.0 million in full redemption of 1,000,000 shares of Wellsford 8.25% Convertible Trust Preferred Securities during 2005;
- $3.7 million and $57.1 million for its ownership interest in Rent.com in connection with the acquisition of Rent.com by eBay, Inc. in 2006 and 2005, respectively. Both amounts were recorded as interest and other income in the accompanying consolidated statements of operations; and
- $0.3 million as a partial distribution for its ownership interest in Constellation Real Technologies,

LLC in 2006. The amount was recorded as interest and other income.

During the years ended December 31, 2007 and 2006, the Company established a reserve and recorded a corresponding expense related to potential liabilities associated with certain asset sales. During the year ended December 31, 2007, the Company paid approximately $0.7 million in settlements and recorded $1.9 million in additional reserves. The balance of the reserves as of December 31, 2007 and 2006 was approximately $7.4 million and $6.2 million, respectively. While no assurances can be given, the Company does not believe that the potential issue, if adversely determined or settled, will have a material adverse effect on the Company.

22. Quarterly Financial Data (Unaudited)

The following unaudited quarterly data has been prepared on the basis of a December 31 year-end. All amounts have also been restated in accordance with the discontinued operations provisions of SFAS No 144 and reflect dispositions and/or properties held for sale through December 31, 2007. Amounts are in thousands, except for per share amounts.

2007	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues (1)	$ 528,066	$ 522,609	$ 504,204	$ 483,205
Operating income (1)	159,362	144,272	139,695	122,488
Income from continuing operations, net of minority interests (1)	39,574	22,270	20,963	10,199
Discontinued operations, net of minority interests (1)	83,703	435,437	261,438	116,038
Net income *	123,277	457,707	282,401	126,237
Net income available to Common Shares	119,632	447,246	274,985	118,813
Earnings per share – basic:				
Net income available to Common Shares	$ 0.44	$ 1.64	$ 0.97	$ 0.41
Weighted average Common Shares outstanding	269,197	272,086	284,424	292,251
Earnings per share – diluted:				
Net income available to Common Shares	$ 0.44	$ 1.62	$ 0.95	$ 0.40
Weighted average Common Shares outstanding	290,658	294,331	307,631	316,265

(1) The amounts presented for the first three quarters of 2007 are not equal to the same amounts previously reported in the respective Form 10-Q's filed with the SEC for each period as a result of changes in discontinued operations due to additional property sales which occurred throughout 2007. Below is a reconciliation to the amounts previously reported in the respective Form 10-Q's:

2007	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues previously reported in Form 10-Q	$ 527,456	$ 531,746	$ 526,165
Total revenues subsequently reclassified to discontinued operations	(4,847)	(27,542)	(42,960)
Total revenues disclosed in Form 10-K	$ 522,609	$ 504,204	$ 483,205
Operating income previously reported in Form 10-Q	$ 145,981	$ 148,448	$ 135,339
Operating income subsequently reclassified to discontinued operations	(1,709)	(8,753)	(12,851)
Operating income disclosed in Form 10-K	$ 144,272	$ 139,695	$ 122,488
Income from continuing operations, net of minority interests previously reported in Form 10-Q	$ 23,869	$ 29,133	$ 21,576
Income from continuing operations, net of minority interests subsequently reclassified to discontinued operations	(1,599)	(8,170)	(11,377)
Income from continuing operations, net of minority interests disclosed in Form 10-K	$ 22,270	$ 20,963	$ 10,199
Discontinued operations, net of minority interests previously reported in Form 10-Q	$ 433,838	$ 253,268	$ 104,661
Discontinued operations, net of minority interests from properties sold subsequent to the respective reporting period	1,599	8,170	11,377
Discontinued operations, net of minority interests disclosed in Form 10-K	$ 435,437	$ 261,438	$ 116,038

2006	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues (2)	$ 467,180	$ 460,745	$ 440,806	$ 421,201
Operating income (2)	89,488	123,422	125,995	114,051
(Loss) income from continuing operations, net of minority interests (2)	(1,205)	21,370	21,570	10,194
Discontinued operations, net of minority interests (2)	466,266	48,441	138,587	367,621
Net income *	465,061	69,811	160,157	377,815
Net income available to Common Shares	457,606	56,356	150,084	367,720
Earnings per share – basic:				
Net income available to Common Shares	$ 1.57	$ 0.19	$ 0.52	$ 1.27
Weighted average Common Shares outstanding	291,669	290,036	289,460	288,880
Earnings per share – diluted:				
Net income available to Common Shares	$ 1.57	$ 0.19	$ 0.51	$ 1.25
Weighted average Common Shares outstanding	291,669	315,886	314,698	314,049

(2) The amounts presented for the four quarters of 2006 are not equal to the same amounts previously reported in the Form 8-K filed with the SEC on August 28, 2007 for each period as a result of changes in discontinued operations due to additional property sales which occurred throughout 2007. Below is a reconciliation to the amounts previously reported:

2006	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues previously reported in August 2007 Form 8-K	$ 494,355	$ 487,994	$ 467,533	$ 447,516
Total revenues subsequently reclassified to discontinued operations	(27,175)	(27,249)	(26,727)	(26,315)
Total revenues disclosed in Form 10-K	$ 467,180	$ 460,745	$ 440,806	$ 421,201
Operating income previously reported in August 2007 Form 8-K	$ 97,494	$ 132,206	$ 133,995	$ 121,644
Operating income subsequently reclassified to discontinued operations	(8,006)	(8,784)	(8,000)	(7,593)
Operating income disclosed in Form 10-K	$ 89,488	$ 123,422	$ 125,995	$ 114,051
Income from continuing operations, net of minority interests previously reported in August 2007 Form 8-K	$ 6,085	$ 29,337	$ 28,811	$ 16,940
Income from continuing operations, net of minority interests subsequently reclassified to discontinued operations	(7,290)	(7,967)	(7,241)	(6,746)
(Loss) income from continuing operations, net of minority interests disclosed in Form 10-K	$ (1,205)	$ 21,370	$ 21,570	$ 10,194
Discontinued operations, net of minority interests previously reported in August 2007 Form 8-K	$ 458,976	$ 40,474	$ 131,346	$ 360,875
Discontinued operations, net of minority interests from properties sold subsequent to the respective reporting period	7,290	7,967	7,241	6,746
Discontinued operations, net of minority interests disclosed in Form 10-K	$ 466,266	$ 48,441	$ 138,587	$ 367,621

* The Company did not have any extraordinary items or cumulative effect of change in accounting principle during the years ended December 31, 2007 and 2006. Therefore, income before extraordinary items and cumulative effect of change in accounting principle is not shown as it was equal to the net income amounts disclosed above.

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
Overall Summary
December 31, 2007

	Properties (H)	Units (H)	Investment in Real Estate, Gross	Accumulated Depreciation	Investment in Real Estate, Net	Encumbrances
Wholly Owned Unencumbered	344	89,501	$ 11,661,970,127	$ (2,097,077,530)	$ 9,564,892,597	$ -
Wholly Owned Encumbered	163	43,688	5,184,926,837	(968,402,375)	4,216,524,462	1,730,258,477
Portfolio/Entity Encumbrances (1)	-	-	-	-	-	1,038,768,281
Wholly Owned Properties	507	133,189	16,846,896,964	(3,065,479,905)	13,781,417,059	2,769,026,758
Partially Owned Unencumbered	2	483	351,447,131	(10,742,614)	340,704,517	-
Partially Owned Encumbered	25	4,972	1,135,006,210	(93,902,700)	1,041,103,510	836,944,629
Partially Owned Properties	27	5,455	1,486,453,341	(104,645,314)	1,381,808,027	836,944,629
Total Unencumbered Properties	346	89,984	12,013,417,259	(2,107,820,144)	9,905,597,114	-
Total Encumbered Properties	188	48,660	6,319,933,047	(1,062,305,075)	5,257,627,972	3,605,971,387
Total Consolidated Investment in Real Estate	534	138,644	$ 18,333,350,305	$ (3,170,125,219)	$ 15,163,225,086	$ 3,605,971,387

(1) See attached Encumbrances Reconciliation.

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2007

Description				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition (Improvements, net) (E)		Gross Amount Carried at Close of Period 12/31/07					
Apartment Name	Location	Date of Construction	Units (H)	Land	Building & Fixtures	Land	Building & Fixtures	Land	Building & Fixtures (A)	Total (B)	Accumulated Depreciation (C)	Investment in Real Estate, Net at 12/31/07	Encumbrances
Legends at Preston	Morrisville, NC	2000	382	3,056,000	27,150,092	-	976,510	3,056,000	28,126,603	31,182,603	(7,452,958)	23,729,645	-
Lexington Farm	Alpharetta, GA	1995	352	3,521,900	22,888,305	-	2,008,955	3,521,900	24,897,260	28,419,160	(8,192,928)	20,226,232	-
Lexington Park	Orlando, FL	1988	252	2,016,000	12,346,726	-	2,109,187	2,016,000	14,455,913	16,471,913	(5,202,695)	11,269,218	-
Liberty Park	Brain Tree, MA	2000	202	5,977,504	26,749,111	-	1,388,748	5,977,504	28,137,859	34,115,363	(5,140,626)	28,974,737	-
Lincoln Green	Pleasant Hill, CA	1973	252	15,000,000	24,335,549	-	3,860,341	15,000,000	28,195,890	43,195,890	(2,484,196)	40,711,694	-
Little Cottonwoods	Tempe, AZ	1984	379	3,050,133	26,991,689	-	2,827,760	3,050,133	29,819,449	32,869,582	(10,957,034)	21,912,548	-
Lofton Place	Tampa, FL	1988	280	2,240,000	16,679,214	-	2,458,150	2,240,000	19,137,364	21,377,364	(6,670,472)	14,706,893	-
Longfellow Place	Boston, MA (G)	1975	710	53,164,160	183,940,619	-	33,745,271	53,164,160	217,685,890	270,850,050	(69,909,360)	200,940,690	-
Longview Place	Waltham, MA	2004	348	20,880,000	90,255,509	-	346,175	20,880,000	90,601,684	111,481,684	(8,648,809)	102,832,875	-
Madison at Scofield Farms	Austin, TX	1996	260	2,080,000	14,597,971	-	1,879,016	2,080,000	16,476,987	18,556,987	(4,755,658)	13,801,330	-
Madison at Stone Creek	Austin, TX	1995	390	2,535,000	22,611,700	-	2,018,084	2,535,000	24,629,784	27,164,784	(8,400,734)	18,764,050	-
Madison at the Arboretum	Austin, TX	1995	161	1,046,500	9,638,269	-	2,064,189	1,046,500	11,702,458	12,748,958	(4,017,210)	8,731,748	-
Madison at Walnut Creek	Austin, TX	1994	342	2,737,600	14,623,574	-	1,976,522	2,737,600	16,600,096	19,337,696	(6,561,891)	12,775,805	-
Madison at Wells Branch	Austin, TX	1995	300	2,377,344	16,370,879	-	2,466,115	2,377,344	18,836,994	21,214,339	(5,495,322)	15,719,016	-
Madison on Melrose	Richardson, TX	1995	200	1,300,000	15,096,551	-	906,141	1,300,000	16,002,692	17,302,692	(5,286,379)	12,016,313	-
Magnolia at Whitlock	Marietta, GA	1971	152	132,979	1,526,005	-	3,870,849	132,979	5,396,854	5,529,833	(3,926,208)	1,603,625	-
Mariners Wharf (OLD)	Orange Park, FL	1989	272	1,861,200	16,744,951	-	2,720,844	1,861,200	19,465,795	21,326,995	(7,078,611)	14,248,384	-
Market Street Village	San Diego, CA	2006	229	13,740,000	40,777,683	-	200,473	13,740,000	40,978,156	54,718,156	(1,929,626)	52,788,530	-
Marquessa	Corona Hills, CA	1992	336	6,888,500	21,604,584	-	2,319,642	6,888,500	23,924,225	30,812,725	(9,064,156)	21,748,570	-
Martha Lake	Lynnwood, WA	1991	155	821,200	7,405,070	-	1,624,188	821,200	9,029,259	9,850,459	(3,734,804)	6,115,655	-
Merrill Creek	Lakewood, WA	1994	149	814,200	7,330,606	-	791,349	814,200	8,121,955	8,936,155	(3,164,386)	5,771,769	-
Metro on First	Seattle, WA (G)	2002	102	8,540,000	12,209,981	-	104,986	8,540,000	12,314,967	20,854,967	(1,341,160)	19,513,806	-
Milano Terrace Private Residences	Scottsdale, AZ	1984	18	278,382	1,665,733	-	818,907	278,382	2,484,640	2,763,022	(497,376)	2,265,646	-
Mill Creek	Milpitas, CA	1991	516	12,858,693	57,168,503	-	1,579,489	12,858,693	58,747,992	71,606,685	(10,646,464)	60,960,222	-
Millbrook Apartments Phase I	Alexandria, VA	1996	406	24,360,000	86,178,714	-	1,033,125	24,360,000	87,211,840	111,571,840	(7,647,495)	103,924,345	-
Mira Flores	Palm Beach Gardens, FL	1996	352	7,039,313	22,515,299	-	1,307,162	7,039,313	23,822,461	30,861,774	(5,612,669)	25,249,105	-
Miramar Lakes	Miramar, FL	2003	344	17,200,000	51,486,960	-	265,981	17,200,000	51,752,941	68,952,941	(3,675,897)	65,277,044	-
Mission Bay	Orlando, FL	1991	304	2,432,000	21,623,560	-	1,999,337	2,432,000	23,622,897	26,054,897	(7,969,258)	18,085,639	-
Mission Verde, LLC	San Jose, CA	1986	108	5,190,700	9,661,109	-	757,460	5,190,700	10,418,569	15,609,269	(3,441,051)	12,168,218	-
Missions at Sunbow	Chula Vista, CA	2003	336	28,560,000	59,287,595	-	741,283	28,560,000	60,028,878	88,588,878	(6,413,035)	82,175,843	-
Montecito	Valencia, CA	1999	210	8,400,000	24,709,146	-	1,315,531	8,400,000	26,024,677	34,424,677	(6,504,104)	27,920,573	-
Monterra in Mill Creek	Mill Creek, WA	2003	139	2,800,000	13,255,123	-	140,417	2,800,000	13,395,540	16,195,540	(1,690,652)	14,504,888	-
Montierra (CA)	San Diego, CA	1990	272	8,160,000	29,360,938	-	5,882,768	8,160,000	35,243,706	43,403,706	(9,241,040)	34,162,666	-
Morningside	Scottsdale, AZ	1989	160	670,470	12,607,976	-	1,219,772	670,470	13,827,748	14,498,218	(5,085,929)	9,412,289	-
Mountain Terrace	Stevenson Ranch, CA	1992	510	3,966,500	35,814,995	-	3,330,329	3,966,500	39,145,324	43,111,824	(15,224,331)	27,887,493	-
New River Cove	Davie, FL	1999	316	15,800,000	46,142,648	-	271,623	15,800,000	46,414,271	62,214,271	(3,433,370)	58,780,902	-
Northampton 2	Largo, MD	1988	276	1,513,500	14,246,990	-	2,962,068	1,513,500	17,209,058	18,722,558	(8,262,288)	10,460,271	-
Northlake (MD)	Germantown, MD	1985	304	15,000,000	23,142,302	-	9,330,029	15,000,000	32,472,331	47,472,331	(3,774,917)	43,697,414	-
Northridge	Pleasant Hill, CA	1974	221	5,527,800	14,691,705	-	2,507,751	5,527,800	17,199,455	22,727,255	(6,479,007)	16,248,249	-
Northwoods Village	Cary, NC	1986	228	1,369,700	11,460,337	-	2,346,172	1,369,700	13,806,509	15,176,209	(5,586,820)	9,589,389	-
Oaks at Falls Church	Falls Church, VA	1966	176	20,240,000	20,152,616	-	2,486,502	20,240,000	22,639,118	42,879,118	(1,999,884)	40,879,234	-
Ocean Crest	Solana Beach, CA	1986	146	5,111,200	11,910,438	-	1,698,167	5,111,200	13,608,605	18,719,805	(4,664,445)	14,055,360	-
Olympus Towers	Seattle, WA (G)	2000	328	14,752,034	73,376,841	-	1,535,341	14,752,034	74,912,182	89,664,216	(11,166,850)	78,497,366	-
Orchard Ridge	Lynnwood, WA	1988	104	480,600	4,372,033	-	886,708	480,600	5,258,741	5,739,341	(2,640,993)	3,098,348	-
Overlook Manor	Frederick, MD	1980/1985	108	1,299,100	3,930,931	-	1,692,596	1,299,100	5,623,527	6,922,627	(2,284,460)	4,638,168	-
Overlook Manor II	Frederick, MD	1980/1985	182	2,186,300	6,262,597	-	776,463	2,186,300	7,039,060	9,225,360	(2,509,035)	6,716,325	-
Paces Station	Atlanta, GA	1984-1988/1989	610	4,801,500	32,548,053	-	6,769,437	4,801,500	39,317,489	44,118,989	(15,799,922)	28,319,068	-
Pacific Cove at Playa Del Rey, LLC	Playa Del Ray, CA	1984	1	98,208	264,696	-	47,659	98,208	312,355	410,563	-	410,563	-
Palladia	Hillsboro, OR	2000	497	6,461,000	44,888,156	-	925,859	6,461,000	45,814,014	52,275,014	(10,934,782)	41,340,232	-
Palm Trace Landings	Davie, FL	1995	768	38,400,000	105,788,437	-	619,554	38,400,000	106,407,991	144,807,991	(7,921,773)	136,886,218	-
Panther Ridge	Federal Way, WA	1980	260	1,055,800	9,506,117	-	1,552,156	1,055,800	11,058,273	12,114,073	(4,575,981)	7,538,092	-
Paradise Pointe	Dania, FL	1987-1990	320	1,913,414	17,417,956	-	6,127,753	1,913,414	23,545,709	25,459,123	(10,438,380)	15,020,743	-
Parc 77	New York, NY (G)	1903	137	40,504,000	18,025,128	-	235,035	40,504,000	18,260,163	58,764,163	(1,363,498)	57,400,664	-
Parc Cameron	New York, NY (G)	1927	166	37,600,000	9,855,670	-	256,470	37,600,000	10,112,139	47,712,139	(973,444)	46,738,695	-
Parc Coliseum	New York, NY (G)	1910	176	52,654,000	23,043,967	-	619,432	52,654,000	23,663,400	76,317,400	(1,574,005)	74,743,394	-
Parc Vue at Lake Buena Vista	Orlando, FL	2000/2002	336	11,760,000	34,526,029	-	1,192,270	11,760,000	35,718,299	47,478,299	(3,640,939)	43,837,360	-
Park at Turtle Run, The	Coral Springs, FL	2001	257	15,420,000	36,064,629	-	429,599	15,420,000	36,494,228	51,914,228	(3,881,493)	48,032,735	-
Park Bloomingdale Condominium Homes	Bloomingdale, IL	1989	70	980,935	4,960,292	-	1,849,234	980,935	6,809,526	7,790,461	(1,765,570)	6,024,891	-
Park Meadow	Gilbert, AZ	1986	225	835,217	15,120,769	-	1,936,950	835,217	17,057,718	17,892,935	(6,260,298)	11,632,637	-
Park West (CA)	Los Angeles, CA	1987/1990	444	3,033,500	27,302,383	-	3,912,844	3,033,500	31,215,226	34,248,726	(14,054,430)	20,194,297	-
Parkside	Union City, CA	1979	208	6,246,700	11,827,453	-	2,896,537	6,246,700	14,723,990	20,970,690	(5,853,232)	15,117,458	-
Parkview Terrace	Redlands, CA	1986	558	4,969,200	35,653,777	-	10,441,918	4,969,200	46,095,695	51,064,895	(15,509,100)	35,555,795	-
Parkwood (CT)	East Haven, CT	1975	102	531,365	3,552,064	-	556,730	531,365	4,108,794	4,640,158	(1,156,114)	3,484,044	-
Phillips Park	Wellesley, MA	1988	49	816,922	5,460,955	-	774,547	816,922	6,235,502	7,052,424	(1,600,260)	5,452,163	-
Pine Harbour	Orlando, FL	1991	366	1,664,300	14,970,915	-	2,922,990	1,664,300	17,893,905	19,558,205	(9,046,317)	10,511,888	-
Playa Pacifica	Hermosa Beach,CA	1972	285	35,100,000	33,473,822	-	5,933,956	35,100,000	39,407,778	74,507,778	(3,700,875)	70,806,903	-
Pointe at South Mountain	Phoenix, AZ	1988	364	2,228,800	20,059,311	-	2,693,839	2,228,800	22,753,150	24,981,950	(9,061,184)	15,920,767	-
Polos East	Orlando, FL	1991	308	1,386,000	19,058,620	-	1,748,952	1,386,000	20,807,572	22,193,572	(7,089,445)	15,104,128	-
Port Royale	Ft. Lauderdale, FL (G)	1988	252	1,754,200	15,789,873	-	5,465,381	1,754,200	21,255,254	23,009,454	(9,295,809)	13,713,644	-
Port Royale II	Ft. Lauderdale, FL (G)	1988	161	1,022,200	9,203,166	-	3,448,319	1,022,200	12,651,485	13,673,685	(5,128,121)	8,545,564	-
Port Royale III	Ft. Lauderdale, FL (G)	1988	324	7,454,900	14,725,802	-	6,412,206	7,454,900	21,138,008	28,592,908	(7,828,857)	20,764,051	-
Port Royale IV	Ft. Lauderdale, FL	(F)	-	-	26,997	-	-	-	26,997	26,997	-	26,997	-
Portofino	Chino Hills, CA	1989	176	3,572,400	14,660,994	-	1,483,517	3,572,400	16,144,511	19,716,911	(5,872,739)	13,844,172	-
Preserve at Briarcliff	Atlanta, GA	1994	182	6,370,000	17,714,254	-	248,581	6,370,000	17,962,835	24,332,835	(1,124,512)	23,208,323	-
Preserve at Deer Creek	Deerfield Beach, FL	1997	540	13,500,000	60,011,208	-	1,319,837	13,500,000	61,331,045	74,831,045	(9,513,890)	65,317,155	-
Prime, The	Arlington, VA	2002	256	32,000,000	64,451,521	-	406,034	32,000,000	64,857,555	96,857,555	(3,837,144)	93,020,411	-
Promenade (FL)	St. Petersburg, FL	1994	334	2,124,193	25,804,037	-	3,415,447	2,124,193	29,219,484	31,343,678	(10,006,699)	21,336,979	-
Promenade at Aventura	Aventura, FL	1995	296	13,320,000	30,353,748	-	2,069,947	13,320,000	32,423,695	45,743,695	(8,225,385)	37,518,311	-
Promenade at Peachtree	Chamblee, GA	2001	406	10,150,000	31,219,739	-	1,256,928	10,150,000	32,476,668	42,626,668	(4,769,449)	37,857,219	-
Promenade at Town Center I	Valencia, CA	2001	294	14,700,000	35,390,279	-	981,357	14,700,000	36,371,635	51,071,635	(5,859,872)	45,211,763	-
Promenade at Wyndham Lakes	Coral Springs, FL	1998	332	6,640,000	26,743,760	-	1,333,993	6,640,000	28,077,752	34,717,752	(7,612,433)	27,105,320	-
Promontory Pointe I & II	Phoenix, AZ	1984/1996	424	2,355,509	30,421,840	-	3,225,075	2,355,509	33,646,914	36,002,423	(12,336,109)	23,666,315	-
Prospect Towers	Hackensack, NJ	1995	157	3,926,600	27,966,416	-	2,494,780	3,926,600	30,461,196	34,387,796	(11,197,014)	23,190,783	-
Prospect Towers II	Hackensack, NJ	2002	203	4,500,000	33,104,733	-	1,103,137	4,500,000	34,207,869	38,707,869	(6,975,698)	31,732,171	-
Crescent at Cherry Creek	Denver, CO	[illegible]	[illegible]	[illegible]	[illegible]								

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
Overall Summary
December 31, 2007

	Properties (H)	Units (H)	Investment in Real Estate, Gross	Accumulated Depreciation	Investment in Real Estate, Net	Encumbrances
Wholly Owned Unencumbered	344	89,501	$ 11,661,970,127	$ (2,097,077,530)	$ 9,564,892,597	$ -
Wholly Owned Encumbered	163	43,688	5,184,926,837	(968,402,375)	4,216,524,462	1,730,258,477
Portfolio/Entity Encumbrances (1)	-	-	-	-	-	1,038,768,281
Wholly Owned Properties	507	133,189	16,846,896,964	(3,065,479,905)	13,781,417,059	2,769,026,758
Partially Owned Unencumbered	2	483	351,447,131	(10,742,614)	340,704,517	-
Partially Owned Encumbered	25	4,972	1,135,006,210	(93,902,700)	1,041,103,510	836,944,629
Partially Owned Properties	27	5,455	1,486,453,341	(104,645,314)	1,381,808,027	836,944,629
Total Unencumbered Properties	346	89,984	12,013,417,259	(2,107,820,144)	9,905,597,114	-
Total Encumbered Properties	188	48,660	6,319,933,047	(1,062,305,075)	5,257,627,972	3,605,971,387
Total Consolidated Investment in Real Estate	534	138,644	$ 18,333,350,305	$ (3,170,125,219)	$ 15,163,225,086	$ 3,605,971,387

(1) See attached Encumbrances Reconciliation.

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
Encumbrances Reconciliation
December 31, 2007

Portfolio/Entity Encumbrances	Number of Properties Encumbered By	See Properties With Note:	Amount
EQR-Bond Partnership	10	I	$ 88,189,000
Grove Property Trust	13	J	53,923,849
EQR-Codelle, LP	8*	K	112,393,993
EQR-Conner, LP	13*	L	193,813,989
EQR-FANCAP 2000A LP	9	M	148,333,000
EQR-Fankey 2004 Ltd. Pship	4	N	218,976,450
EQR-Fanwell 2007 LP	7	O	223,138,000
Portfolio/Entity Encumbrances	64		**1,038,768,281**
Individual Property Encumbrances			**2,567,203,106**
Total Encumbrances per Financial Statements			**$ 3,605,971,387**

* Collateral also includes letters of credit supported by the Company's revolving credit facility.

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
(Amounts in thousands)

The changes in total real estate for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Balance, beginning of year	$ 17,235,175	$ 16,590,370	$ 14,852,621
Acquisitions and development	2,456,495	2,252,039	2,906,414
Improvements	260,371	265,832	250,110
Dispositions and other	(1,618,691)	(1,873,066)	(1,418,775)
Balance, end of year	$ 18,333,350	$ 17,235,175	$ 16,590,370

The changes in accumulated depreciation for the years ended December 31, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
Balance, beginning of year	$ 3,022,480	$ 2,888,140	$ 2,599,827
Depreciation	616,414	592,637	528,152
Dispositions and other	(468,769)	(458,297)	(239,839)
Balance, end of year	$ 3,170,125	$ 3,022,480	$ 2,888,140

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2007

Description				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition (Improvements, net) (E)		Gross Amount Carried at Close of Period 12/31/07					
Apartment Name	Location	Date of Construction	Units (H)	Land	Building & Fixtures	Land	Building & Fixtures	Land	Building & Fixtures (A)	Total (B)	Accumulated Depreciation (C)	Investment in Real Estate, Net at 12/31/07	Encumbrances
EQR Wholly Owned Unencumbered:													
1660 Peachtree	Atlanta, GA	1999	355	$ 7,924,126	$ 23,602,563	$ -	$ 1,511,988	$ 7,924,126	$ 25,114,551	$ 33,038,678	$ (4,031,619)	$ 29,007,059	$ -
2300 Elliott	Seattle, WA	1992	92	796,800	7,173,725	-	4,846,720	796,800	12,020,445	12,817,245	(6,350,342)	6,466,903	-
2400 M St	Washington, D.C. (G)	2006	359	30,006,593	113,516,196	-	363,964	30,006,593	113,880,160	143,886,753	(7,828,584)	136,058,169	-
345 S. Alexandria	Los Angeles, CA	1989	104	7,326,320	16,046,940	-	42,348	7,326,320	16,089,288	23,415,608	-	23,415,608	-
420 East 80th Street	New York, NY	1961	155	39,277,000	23,026,445	-	462,264	39,277,000	23,488,709	62,765,709	(2,106,951)	60,658,758	-
600 Washington	New York, NY (G)	2004	135	32,852,000	43,140,551	-	41,988	32,852,000	43,182,539	76,034,539	(4,336,441)	71,698,098	-
70 Greene	Jersey City, NJ	(F)	-	28,170,659	80,976,103	-	-	28,170,659	80,976,103	109,146,762	-	109,146,762	-
71 Broadway	New York, NY (G)	1997	238	22,611,600	77,492,171	-	665,444	22,611,600	78,157,615	100,769,215	(9,491,575)	91,277,640	-
Abington Glen	Abington, MA	1968	90	553,105	3,697,396	-	2,082,960	553,105	5,780,357	6,333,462	(1,680,140)	4,653,322	-
Acacia Creek	Scottsdale, AZ	1988-1994	304	3,663,473	21,172,386	-	2,095,496	3,663,473	23,267,882	26,931,355	(8,416,505)	18,514,851	-
Alexander on Ponce	Atlanta, GA	2003	330	9,900,000	35,819,022	-	897,567	9,900,000	36,716,589	46,616,589	(3,710,560)	42,906,029	-
Alexandria at Lake Buena Vista	Orlando, FL	2000	336	11,760,000	40,542,177	-	1,608,218	11,760,000	42,150,394	53,910,394	(4,053,253)	49,857,141	-
Arrington Place Condominium Homes, LLC	Issaquah, WA	1988	85	3,891,971	9,595,975	-	797,115	3,891,971	10,393,090	14,285,060	-	14,285,060	-
Ashley Park at Brier Creek	Raleigh, NC	2002	374	5,610,000	31,467,489	-	1,929,396	5,610,000	33,396,886	39,006,886	(4,222,254)	34,784,632	-
Ashton, The	Corona Hills, CA	1986	492	2,594,264	33,042,398	-	5,004,834	2,594,264	38,047,232	40,641,496	(13,803,677)	26,837,819	-
Aspen Crossing	Silver Spring, MD	1979	192	2,880,000	8,551,377	-	2,815,658	2,880,000	11,367,035	14,247,035	(4,218,315)	10,028,720	-
Audubon Village	Tampa, FL	1990	447	3,576,000	26,121,909	-	2,461,534	3,576,000	28,583,442	32,159,442	(9,624,469)	22,534,973	-
Autumn River	Raleigh, NC	2002	284	3,408,000	20,890,457	-	750,976	3,408,000	21,641,432	25,049,432	(3,586,255)	21,463,177	-
Auvers Village	Orlando, FL	1991	480	3,840,000	29,322,243	-	4,777,770	3,840,000	34,100,012	37,940,012	(11,267,197)	26,672,816	-
Avanti	Anaheim, CA	1987	162	12,960,000	18,495,974	-	389,252	12,960,000	18,885,226	31,845,226	(1,352,210)	30,493,016	-
Avenue Royale	Jacksonville, FL	2001	200	5,000,000	17,785,388	-	541,956	5,000,000	18,327,344	23,327,344	(2,244,450)	21,082,894	-
Azure Creek	Phoenix, AZ	2001	160	8,778,000	17,840,790	-	548,933	8,778,000	18,389,723	27,167,723	(1,730,209)	25,437,514	-
Barrington Place	Oviedo, FL	1998	233	6,990,000	15,740,825	-	2,193,729	6,990,000	17,934,554	24,924,554	(2,076,951)	22,847,603	-
Bay Ridge	San Pedro, CA	1987	60	2,401,300	2,176,963	-	632,520	2,401,300	2,809,484	5,210,784	(1,192,176)	4,018,608	-
Bayside at the Islands	Gilbert, AZ	1989	272	3,306,484	15,573,006	-	2,260,569	3,306,484	17,833,575	21,140,059	(6,769,808)	14,370,251	-
Bella Vista	Phoenix, AZ	1995	248	2,978,879	20,641,333	-	3,053,484	2,978,879	23,694,817	26,673,696	(8,156,398)	18,517,298	-
Bella Vista I & II	Los Angeles, CA	2003	315	16,883,410	61,699,705	-	733,555	16,883,410	62,433,261	79,316,671	(9,221,612)	70,095,059	-
Bella Vista III	Woodland Hills, CA	2004-2007	264	14,799,344	58,390,472	-	30,646	14,799,344	58,421,118	73,220,462	(1,062,965)	72,157,497	-
Bellagio Apartment Homes	Scottsdale, AZ	1995	202	2,626,000	16,025,041	-	675,369	2,626,000	16,700,410	19,326,410	(2,416,803)	16,909,606	-
Belle Arts Condominium Homes, LLC	Bellevue, WA	2000	1	63,158	248,929	-	(16,098)	63,158	232,830	295,988	-	295,988	-
Bellevue Meadows	Bellevue, WA	1983	180	4,507,100	12,574,814	-	3,783,626	4,507,100	16,358,441	20,865,541	(4,947,981)	15,917,560	-
Beneva Place	Sarasota, FL	1986	192	1,344,000	9,665,447	-	1,395,435	1,344,000	11,060,881	12,404,881	(3,804,266)	8,600,615	-
Bermuda Cove	Jacksonville, FL	1989	350	1,503,000	19,561,896	-	3,905,785	1,503,000	23,467,681	24,970,681	(8,058,845)	16,911,836	-
Bishop Park	Winter Park, FL	1991	324	2,592,000	17,990,436	-	3,050,699	2,592,000	21,041,135	23,633,135	(7,687,681)	15,945,454	-
Brentwood	Vancouver, WA	1990	296	1,357,221	12,202,521	-	2,187,812	1,357,221	14,390,334	15,747,555	(6,857,944)	8,889,611	-
Bridford Lakes II	Greensboro, NC	(F)	-	1,100,564	792,509	-	-	1,100,564	792,509	1,893,073	-	1,893,073	-
Bridgeport	Raleigh, NC	1990	276	1,296,700	11,666,278	-	1,888,186	1,296,700	13,554,464	14,851,164	(6,950,178)	7,900,986	-
Bridgewater at Wells Crossing	Orange Park, FL	1986	288	2,160,000	13,347,549	-	1,492,087	2,160,000	14,839,636	16,999,636	(4,639,329)	12,360,307	-
Brookside (CO)	Boulder, CO	1993	144	3,600,400	10,211,159	-	687,578	3,600,400	10,898,737	14,499,137	(3,775,025)	10,724,112	-
Brookside II (MD)	Frederick, MD	1979	204	2,450,800	6,913,202	-	2,162,521	2,450,800	9,075,723	11,526,523	(3,556,524)	7,969,999	-
Cambridge Estates	Norwich, CT	1977	92	588,206	3,945,265	-	516,824	588,206	4,462,089	5,050,295	(1,240,352)	3,809,942	-
Camellero	Scottsdale, AZ	1979	348	1,924,900	17,324,593	-	4,961,471	1,924,900	22,286,064	24,210,964	(11,335,871)	12,875,093	-
Canyon Crest	Santa Clarita, CA	1993	158	2,370,000	10,141,878	-	1,942,266	2,370,000	12,084,144	14,454,144	(3,865,775)	10,588,370	-
Canyon Ridge	San Diego, CA	1989	162	4,869,448	11,955,064	-	1,471,347	4,869,448	13,426,411	18,295,859	(4,879,675)	13,416,184	-
Carlyle	Dallas, TX	1993	180	1,890,000	14,155,000	-	851,068	1,890,000	15,006,068	16,896,068	(2,820,248)	14,075,820	-
Carlyle Mill	Alexandria, VA	2002	317	10,000,000	51,368,058	-	3,089,357	10,000,000	54,457,416	64,457,416	(9,110,592)	55,346,824	-
Carmel Terrace	San Diego, CA	1988-1989	384	2,288,300	20,596,281	-	8,731,235	2,288,300	29,327,516	31,615,816	(11,489,522)	20,126,294	-
Casa Capricorn	San Diego, CA	1981	192	1,262,700	11,365,093	-	2,954,759	1,262,700	14,319,852	15,582,552	(5,904,619)	9,677,933	-
Casa Ruiz	San Diego, CA	1976-1986	196	3,922,400	9,389,153	-	2,877,938	3,922,400	12,267,091	16,189,491	(4,791,683)	11,397,808	-
Cascade at Landmark	Alexandria, VA	1990	277	3,603,400	19,657,554	-	4,518,033	3,603,400	24,175,587	27,778,987	(9,242,729)	18,536,258	-
CenterPointe	Beaverton, OR	1996	264	3,421,535	15,708,853	-	2,309,749	3,421,535	18,018,602	21,440,137	(4,718,402)	16,721,735	-
Centre Club	Ontario, CA	1994	312	5,616,000	23,485,891	-	1,773,058	5,616,000	25,258,949	30,874,949	(6,825,242)	24,049,706	-
Centre Club II	Ontario, CA	2002	100	1,820,000	9,528,898	-	276,542	1,820,000	9,805,440	11,625,440	(2,065,199)	9,560,241	-
Chandler Court	Chandler, AZ	1987	312	1,353,100	12,175,173	-	3,321,123	1,353,100	15,496,296	16,849,396	(7,331,142)	9,518,253	-
Chantecleer Lakes Condominium Homes	Naperville, IL	1986	2	52,439	128,689	-	44,144	52,439	172,833	225,272	(43,783)	181,488	-
Chatelaine Park	Duluth, GA	1995	303	1,818,000	24,489,671	-	1,366,418	1,818,000	25,856,089	27,674,089	(8,460,378)	19,213,711	-
Chelsea Square	Redmond, WA	1991	113	3,397,100	9,289,074	-	528,424	3,397,100	9,817,498	13,214,598	(3,397,534)	9,817,064	-
Chestnut Hills	Puyallup, WA	1991	157	756,300	6,806,635	-	1,080,436	756,300	7,887,071	8,643,371	(3,244,332)	5,399,039	-
Cimarron Ridge	Aurora, CO	1984	296	1,591,100	14,320,031	-	2,611,538	1,591,100	16,931,569	18,522,669	(7,299,703)	11,222,966	-
Citrus Falls	Tampa, FL	2003	273	8,190,000	28,890,880	-	74,811	8,190,000	28,965,691	37,155,691	(1,108,535)	36,047,156	-
City View (GA)	Atlanta, GA (G)	2003	202	6,440,800	19,992,518	-	685,824	6,440,800	20,678,342	27,119,142	(2,561,711)	24,557,431	-
Clarion	Decatur, GA	1990	217	1,504,300	13,537,919	-	1,725,874	1,504,300	15,263,794	16,768,094	(5,646,742)	11,121,352	-
Clarys Crossing	Columbia, MD	1984	198	891,000	15,489,721	-	1,721,620	891,000	17,211,341	18,102,341	(5,933,927)	12,168,414	-
Club at the Green	Beaverton, OR	1991	254	2,030,950	12,616,747	-	2,068,459	2,030,950	14,685,207	16,716,157	(6,072,695)	10,643,461	-
Coach Lantern	Scarborough, ME	1971/1981	90	452,900	4,405,723	-	878,275	452,900	5,283,998	5,736,898	(2,010,617)	3,726,281	-
Coconut Palm Club	Coconut Creek, GA	1992	300	3,001,700	17,678,928	-	1,681,305	3,001,700	19,360,233	22,361,933	(6,897,109)	15,464,824	-
Colinas Pointe	Denver, CO	1986	272	1,587,400	14,285,902	-	1,586,705	1,587,400	15,872,607	17,460,007	(6,264,323)	11,195,683	-
Collier Ridge	Atlanta, GA	1980	300	5,100,000	20,425,822	-	4,243,144	5,100,000	24,668,966	29,768,966	(8,552,469)	21,216,497	-
Colorado Pointe	Denver, CO	2006	193	5,790,000	28,815,766	-	98,054	5,790,000	28,913,820	34,703,820	(2,217,896)	32,485,924	-
Copper Canyon	Highlands Ranch, CO	1999	222	1,442,212	16,251,114	-	860,827	1,442,212	17,111,941	18,554,152	(5,355,172)	13,198,981	-
Copper Creek	Tempe, AZ	1984	144	1,017,400	9,148,068	-	1,549,806	1,017,400	10,697,873	11,715,273	(4,224,469)	7,490,804	-
Copper Terrace	Orlando, FL	1989	300	1,200,000	17,887,868	-	3,069,613	1,200,000	20,957,481	22,157,481	(7,187,795)	14,969,686	-
Cortona at Dana Park	Mesa, AZ	1986	222	2,028,939	12,466,128	-	1,888,579	2,028,939	14,354,707	16,383,646	(5,489,277)	10,894,369	-
Country Brook	Chandler, AZ	1986-1996	396	1,505,219	29,542,535	-	2,801,953	1,505,219	32,344,488	33,849,707	(11,619,124)	22,230,583	-
Country Gables	Beaverton, OR	1991	288	1,580,500	14,215,444	-	2,944,305	1,580,500	17,159,749	18,740,249	(7,249,147)	11,491,102	-
Cove at Boynton Beach I	Boynton Beach, FL	1996	252	12,600,000	31,590,391	-	873,846	12,600,000	32,464,237	45,064,237	(3,929,117)	41,135,120	-
Cove at Boynton Beach II	Boynton Beach, FL	1998	296	14,800,000	37,874,719	-	-	14,800,000	37,874,719	52,674,719	(4,519,617)	48,155,102	-
Cove at Fishers Landing	Vancouver, WA	1993	253	2,277,000	15,656,887	-	872,610	2,277,000	16,529,497	18,806,497	(3,843,333)	14,963,164	-
Creekside Village	Mountlake Terrace, WA	1987	512	2,807,600	25,270,594	-	3,649,435	2,807,600	28,920,029	31,727,629	(13,935,621)	17,792,008	-
Crescent at Cherry Creek	Denver, CO	1994	216	2,594,000	15,149,470	-	1,144,780	2,594,000	16,294,250	18,888,250	(6,048,050)	12,840,200	-

Description				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition (Improvements, net) (E)		Gross Amount Carried at Close of Period 12/31/07					
Apartment Name	Location	Date of Construction	Units (H)	Land	Building & Fixtures	Land	Building & Fixtures	Land	Building & Fixtures (A)	Total (B)	Accumulated Depreciation (C)	Investment in Real Estate, Net at 12/31/07	Encumbrances
Crosspointe	Bellevue, WA	1984	67	3,200,000	9,554,365	-	-	3,200,000	9,554,365	12,754,365	-	12,754,365	-
Crosswinds	St. Petersburg, FL	1986	208	1,561,200	5,756,822	-	1,742,938	1,561,200	7,499,759	9,060,959	(3,195,332)	5,865,627	-
Crowntree Lakes	Orlando, FL	(F)	-	12,009,630	26,369,104	-	-	12,009,630	26,369,104	38,378,734	-	38,378,734	-
Crystal Village	Attleboro, MA	1974	91	1,369,000	4,989,028	-	2,326,875	1,369,000	7,315,903	8,684,903	(2,921,036)	5,763,867	-
Cypress Lake at Waterford	Orlando, Fl	2001	316	7,000,000	27,654,816	-	957,654	7,000,000	28,612,470	35,612,470	(4,438,739)	31,173,731	-
Dartmouth Woods	Lakewood, CO	1990	201	1,609,800	10,832,754	-	1,458,545	1,609,800	12,291,299	13,901,099	(4,944,374)	8,956,726	-
Dean Estates	Taunton, MA	1984	58	498,080	3,329,560	-	558,678	498,080	3,888,239	4,386,318	(1,113,922)	3,272,396	-
Deerwood (SD)	San Diego, CA	1990	316	2,082,095	18,739,815	-	7,803,759	2,082,095	26,543,575	28,625,670	(13,344,389)	15,281,281	-
Defoor Village	Atlanta, GA	1997	156	2,966,400	10,570,210	-	1,832,189	2,966,400	12,402,400	15,368,800	(4,242,996)	11,125,804	-
Desert Homes	Phoenix, AZ	1982	412	1,481,050	13,390,249	-	3,828,524	1,481,050	17,218,772	18,699,822	(7,978,688)	10,721,135	-
Duraleigh Woods	Raleigh, NC	1987	362	1,629,000	19,917,750	-	3,255,538	1,629,000	23,173,287	24,802,287	(8,492,643)	16,309,644	-
Eagle Canyon	Chino Hills, CA	1985	252	1,808,900	16,274,361	-	3,001,763	1,808,900	19,276,124	21,085,024	(7,680,650)	13,404,374	-
Emerson Place	Boston, MA (G)	1962	444	14,855,000	57,566,636	-	13,526,389	14,855,000	71,093,024	85,948,024	(27,763,258)	58,184,767	-
West End Apartments (fkaEmerson Place/CRP II)	Boston, MA (G)	(F)	-	-	138,440,092	-	40,874	-	138,480,966	138,480,966	-	138,480,966	
Enclave at Lake Underhill	Orlando, FL	1989	312	9,359,688	29,539,347	-	462,208	9,359,688	30,001,555	39,361,242	(2,378,724)	36,982,518	-
Enclave at Waterways	Deerfield Beach, FL	1998	300	15,000,000	33,194,344	-	557,180	15,000,000	33,751,524	48,751,524	(2,770,105)	45,981,419	-
Enclave at Winston Park	Coconut Creek, FL	1995	278	5,560,000	19,939,324	-	1,184,275	5,560,000	21,123,599	26,683,599	(4,903,174)	21,780,425	-
Enclave, The	Tempe, AZ	1994	204	1,500,192	19,281,399	-	1,089,375	1,500,192	20,370,774	21,870,966	(7,203,028)	14,667,938	-
Estates at Maitland Summit	Orlando, FL	1998	272	9,520,000	28,352,160	-	250,895	9,520,000	28,603,054	38,123,054	(2,507,404)	35,615,650	-
Estates at Phipps	Atlanta, GA	1996	234	9,360,000	29,705,236	-	3,091,933	9,360,000	32,797,169	42,157,169	(4,014,238)	38,142,931	-
Estates at Wellington Green	Wellington, FL	2003	400	20,000,000	64,790,850	-	793,446	20,000,000	65,584,297	85,584,297	(5,970,164)	79,614,133	-
Fairfield	Stamford, CT (G)	1996	263	6,510,200	39,690,120	-	4,005,614	6,510,200	43,695,734	50,205,934	(14,486,874)	35,719,060	-
Fairland Gardens	Silver Spring, MD	1981	400	6,000,000	19,972,183	-	4,989,976	6,000,000	24,962,159	30,962,159	(8,707,077)	22,255,082	-
Fox Run (WA)	Federal Way, WA	1988	144	639,700	5,765,018	-	1,392,537	639,700	7,157,555	7,797,255	(3,566,826)	4,230,430	-
Fox Run II (WA)	Federal Way, WA	1988	18	80,000	1,286,139	-	53,086	80,000	1,339,225	1,419,225	(242,163)	1,177,062	-
Foxcroft	Scarborough, ME	1977/1979	104	523,400	4,527,409	-	955,615	523,400	5,483,024	6,006,424	(2,078,097)	3,928,327	-
Gables Grand Plaza	Coral Gables, FL (G)	1998	195	-	44,601,000	-	1,780,298	-	46,381,298	46,381,298	(7,006,376)	39,374,922	-
Gallery, The	Hermosa Beach,CA	1971	168	18,144,000	46,565,936	-	1,073,215	18,144,000	47,639,151	65,783,151	(3,269,803)	62,513,348	-
Gatehouse at Pine Lake	Pembroke Pines, FL	1990	296	1,896,600	17,070,795	-	2,441,184	1,896,600	19,511,978	21,408,578	(7,882,536)	13,526,043	-
Gatehouse on the Green	Plantation, FL	1990	312	2,228,200	20,056,270	-	2,810,599	2,228,200	22,866,869	25,095,069	(9,323,846)	15,771,223	-
Gates of Redmond	Redmond, WA	1979	180	2,306,100	12,064,015	-	2,117,119	2,306,100	14,181,134	16,487,234	(5,159,949)	11,327,285	-
Gateway at Malden Center	Malden, MA (G)	1988	203	9,209,780	25,722,666	-	4,762,837	9,209,780	30,485,502	39,695,282	(5,737,966)	33,957,316	-
Gatewood	Pleasanton, CA	1985	200	6,796,511	20,249,392	-	1,716,776	6,796,511	21,966,168	28,762,679	(4,010,809)	24,751,871	-
Glastonbury Center	Glastonbury, CT	1962	105	852,606	5,699,497	-	574,691	852,606	6,274,188	7,126,794	(1,784,292)	5,342,502	-
Grandeville at River Place	Oviedo, FL	2002	280	6,000,000	23,114,693	-	1,228,367	6,000,000	24,343,060	30,343,060	(3,984,699)	26,358,361	-
Greenfield Village	Rocky Hill, CT	1965	151	911,534	6,093,418	-	530,215	911,534	6,623,634	7,535,168	(1,842,474)	5,692,693	-
Greentree 1	Glen Burnie, MD	1973	350	3,912,968	11,784,021	-	8,633,840	3,912,968	20,417,861	24,330,829	(6,111,417)	18,219,412	-
Greentree 2	Glen Burnie, MD	1973	239	2,700,000	8,246,737	-	5,233,518	2,700,000	13,480,254	16,180,254	(3,956,581)	12,223,674	-
Greentree 3	Glen Burnie, MD	1973	207	2,380,443	7,270,294	-	4,473,940	2,380,443	11,744,234	14,124,677	(3,433,007)	10,691,670	-
Greenwood Park	Centennial, CO	1994	291	4,365,000	38,370,757	-	349,474	4,365,000	38,720,231	43,085,231	(1,326,589)	41,758,642	-
Greenwood Plaza	Centennial, CO	1996	266	3,990,000	35,845,025	-	652,657	3,990,000	36,497,682	40,487,682	(1,206,643)	39,281,039	-
Hammocks Place	Miami, FL	1986	296	319,180	12,513,467	-	2,378,719	319,180	14,892,185	15,211,365	(7,677,231)	7,534,135	-
Hamptons	Puyallup, WA	1991	230	1,119,200	10,075,844	-	1,344,056	1,119,200	11,419,900	12,539,100	(4,582,260)	7,956,840	-
Harborview	San Pedro, CA	1985	160	6,402,500	12,627,347	-	1,647,872	6,402,500	14,275,219	20,677,719	(5,745,084)	14,932,636	-
Harbour Town	Boca Raton, FL	1985	392	11,760,000	20,190,252	-	5,410,265	11,760,000	25,600,517	37,360,517	(8,403,442)	28,957,075	-
Hathaway	Long Beach, CA	1987	385	2,512,500	22,611,912	-	4,401,028	2,512,500	27,012,939	29,525,439	(12,000,984)	17,524,455	-
Heights on Capitol Hill	Seattle, WA (G)	2006	104	5,425,000	21,138,028	-	59,926	5,425,000	21,197,954	26,622,954	(1,162,064)	25,460,890	-
Heritage Ridge	Lynnwood, WA	1999	197	6,895,000	18,983,597	-	219,267	6,895,000	19,202,864	26,097,864	(1,874,146)	24,223,718	-
Heritage, The	Phoenix, AZ	1995	204	1,211,205	13,136,903	-	1,005,272	1,211,205	14,142,176	15,353,381	(5,145,562)	10,207,818	-
Heron Pointe	Boynton Beach, FL	1989	192	1,546,700	7,774,676	-	1,539,272	1,546,700	9,313,948	10,860,648	(3,836,004)	7,024,644	-
Heronfield	Kirkland, WA	1990	202	9,245,000	27,018,110	-	586,722	9,245,000	27,604,832	36,849,832	(1,525,678)	35,324,154	-
Hidden Lakes	Haltom City, TX	1996	312	1,872,000	20,242,109	-	1,589,567	1,872,000	21,831,676	23,703,676	(7,379,138)	16,324,538	-
Hidden Oaks	Cary, NC	1988	216	1,178,600	10,614,135	-	2,227,604	1,178,600	12,841,739	14,020,339	(5,218,265)	8,802,074	-
Hidden Palms	Tampa, FL	1986	256	2,049,600	6,345,885	-	2,055,742	2,049,600	8,401,627	10,451,227	(3,684,009)	6,767,217	-
Highland Glen	Westwood, MA	1979	180	2,229,095	16,828,153	-	1,802,796	2,229,095	18,630,949	20,860,045	(4,566,387)	16,293,658	-
Highland Glen II	Westwood, MA	2007	102	-	19,796,546	-	2,820	-	19,799,367	19,799,367	(358,327)	19,441,040	-
Highlands, The	Scottsdale, AZ	1990	272	11,823,840	31,990,970	-	2,430,281	11,823,840	34,421,250	46,245,090	(2,828,545)	43,416,546	-
Hudson Crossing	New York, NY (G)	2003	259	23,420,000	70,086,976	-	305,192	23,420,000	70,392,168	93,812,168	(8,690,311)	85,121,857	-
Hudson Pointe	Jersey City, NJ	2003	182	5,148,500	41,025,870	-	368,465	5,148,500	41,394,335	46,542,834	(5,778,885)	40,763,950	-
Hunt Club II	Charlotte, NC	(F)	-	100,000	-	-	-	100,000		100,000	-	100,000	-
Huntington Park	Everett, WA	1991	381	1,597,500	14,367,864	-	2,967,920	1,597,500	17,335,784	18,933,284	(8,550,776)	10,382,508	-
Indian Bend	Scottsdale, AZ	1973	277	1,075,700	9,800,330	-	2,775,060	1,075,700	12,575,390	13,651,090	(6,566,135)	7,084,955	-
Indian Tree	Arvada, CO	1982	168	881,225	4,552,815	-	1,835,640	881,225	6,388,455	7,269,680	(3,673,118)	3,596,562	-
Indigo Springs	Kent, WA	1991	278	1,270,500	11,446,902	-	2,391,074	1,270,500	13,837,975	15,108,475	(5,979,520)	9,128,956	-
Ivy Place	Atlanta, GA	1978	122	802,950	7,228,257	-	1,892,669	802,950	9,120,925	9,923,875	(3,955,081)	5,968,795	-
James Street Crossing	Kent, WA	1989	300	2,081,254	18,748,337	-	1,746,512	2,081,254	20,494,849	22,576,103	(7,570,161)	15,005,941	-
Junipers at Yarmouth	Yarmouth, ME	1970	225	1,355,700	7,860,135	-	2,274,297	1,355,700	10,134,432	11,490,132	(4,268,213)	7,221,918	-
Kempton Downs	Gresham, OR	1990	278	1,217,349	10,943,372	-	2,400,786	1,217,349	13,344,158	14,561,506	(6,436,619)	8,124,887	-
Kenwood Mews	Burbank, CA	1991	141	14,100,000	24,659,883	-	384,993	14,100,000	25,044,876	39,144,876	(1,836,344)	37,308,531	-
Key Isle at Windermere	Ocoee, FL	2000	282	8,460,000	31,761,470	-	240,639	8,460,000	32,002,109	40,462,109	(2,059,617)	38,402,492	-
Key Isle at Windermere II	Ocoee, FL	(F)	-	3,306,286	14,065,675	-	-	3,306,286	14,065,675	17,371,961	-	17,371,961	-
Kings Colony (FL)	Miami, FL	1986	480	19,200,000	48,379,586	-	1,094,366	19,200,000	49,473,952	68,673,952	(4,780,658)	63,893,294	-
La Mirage	San Diego, CA	1988/1992	1,070	28,895,200	95,567,943	-	9,400,311	28,895,200	104,968,254	133,863,454	(38,916,187)	94,947,267	-
La Mirage IV	San Diego, CA	2001	340	6,000,000	47,449,353	-	1,529,897	6,000,000	48,979,250	54,979,250	(10,639,104)	44,340,146	-
Laguna Clara	Santa Clara, CA	1972	264	13,642,420	29,707,475	-	1,969,661	13,642,420	31,677,136	45,319,555	(4,953,579)	40,365,976	-
Lakes at Vinings	Atlanta, GA	1972/1975	464	6,498,000	21,832,252	-	3,219,665	6,498,000	25,051,917	31,549,917	(9,151,777)	22,398,140	-
Lakeshore at Preston	Plano, TX	1992	302	3,325,800	15,208,348	-	2,234,548	3,325,800	17,442,896	20,768,696	(6,117,233)	14,651,462	-
Lakeville Resort	Petaluma, CA	1984	492	2,736,500	24,610,651	-	4,532,675	2,736,500	29,143,326	31,879,826	(12,363,825)	19,516,001	-
Landings at Pembroke Lakes	Pembroke Pines, FL	1989	358	17,900,000	24,530,806	-	2,020,856	17,900,000	26,551,661	44,451,661	(2,372,483)	42,079,179	-
Landings at Port Imperial	W. New York, NJ	1999	276	27,246,045	37,741,050	-	4,669,554	27,246,045	42,410,604	69,656,649	(9,667,388)	59,989,261	-
Larkspur Woods	Sacramento, CA	1989/1993	232	5,802,900	14,576,106	-	1,607,728	5,802,900	16,183,835	21,986,735	(6,187,055)	15,799,680	-
Las Colinas at Black Canyon	Phoenix, AZ	(F)	-	-	710,850	-	-	-	710,850	710,850	-	710,850	-
Laurel Ridge	Chapel Hill, NC	1975	160	160,000	3,206,076	-	4,049,523	160,000	7,255,599	7,415,599	(5,222,345)	2,193,254	-
Laurel Ridge II	Chapel Hill, NC	(F)	-	22,551	-	-	-	22,551		22,551	-	22,551	-

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2007

Description				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition (Improvements, net) (E)		Gross Amount Carried at Close of Period 12/31/07					
Apartment Name	Location	Date of Construction	Units (H)	Land	Building & Fixtures	Land	Building & Fixtures	Land	Building & Fixtures (A)	Total (B)	Accumulated Depreciation (C)	Investment in Real Estate, Net at 12/31/07	Encumbrances
Legends at Preston	Morrisville, NC	2000	382	3,056,000	27,150,092	-	976,510	3,056,000	28,126,603	31,182,603	(7,452,958)	23,729,645	-
Lexington Farm	Alpharetta, GA	1995	352	3,521,900	22,888,305	-	2,008,955	3,521,900	24,897,260	28,419,160	(8,192,928)	20,226,232	-
Lexington Park	Orlando, FL	1988	252	2,016,000	12,346,726	-	2,109,187	2,016,000	14,455,913	16,471,913	(5,202,695)	11,269,218	-
Liberty Park	Brain Tree, MA	2000	202	5,977,504	26,749,111	-	1,388,748	5,977,504	28,137,859	34,115,363	(5,140,626)	28,974,737	-
Lincoln Green	Pleasant Hill, CA	1973	252	15,000,000	24,335,549	-	3,860,341	15,000,000	28,195,890	43,195,890	(2,484,196)	40,711,694	-
Little Cottonwoods	Tempe, AZ	1984	379	3,050,133	26,991,689	-	2,827,760	3,050,133	29,819,449	32,869,582	(10,957,034)	21,912,548	-
Lofton Place	Tampa, FL	1988	280	2,240,000	16,679,214	-	2,458,150	2,240,000	19,137,364	21,377,364	(6,670,472)	14,706,893	-
Longfellow Place	Boston, MA (G)	1975	710	53,164,160	183,940,619	-	33,745,271	53,164,160	217,685,890	270,850,050	(69,909,360)	200,940,690	-
Longview Place	Waltham, MA	2004	348	20,880,000	90,255,509	-	346,175	20,880,000	90,601,684	111,481,684	(8,648,809)	102,832,875	-
Madison at Scofield Farms	Austin, TX	1996	260	2,080,000	14,597,971	-	1,879,016	2,080,000	16,476,987	18,556,987	(4,755,658)	13,801,330	-
Madison at Stone Creek	Austin, TX	1995	390	2,535,000	22,611,700	-	2,018,084	2,535,000	24,629,784	27,164,784	(8,400,734)	18,764,050	-
Madison at the Arboretum	Austin, TX	1995	161	1,046,500	9,638,269	-	2,064,189	1,046,500	11,702,458	12,748,958	(4,017,210)	8,731,748	-
Madison at Walnut Creek	Austin, TX	1994	342	2,737,600	14,623,574	-	1,976,522	2,737,600	16,600,096	19,337,696	(6,561,891)	12,775,805	-
Madison at Wells Branch	Austin, TX	1995	300	2,377,344	16,370,879	-	2,466,115	2,377,344	18,836,994	21,214,339	(5,495,322)	15,719,016	-
Madison on Melrose	Richardson, TX	1995	200	1,300,000	15,096,551	-	906,141	1,300,000	16,002,692	17,302,692	(5,286,379)	12,016,313	-
Magnolia at Whitlock	Marietta, GA	1971	152	132,979	1,526,005	-	3,870,849	132,979	5,396,854	5,529,833	(3,926,208)	1,603,625	-
Mariners Wharf (OLD)	Orange Park, FL	1989	272	1,861,200	16,744,951	-	2,720,844	1,861,200	19,465,795	21,326,995	(7,078,611)	14,248,384	-
Market Street Village	San Diego, CA	2006	229	13,740,000	40,777,683	-	200,473	13,740,000	40,978,156	54,718,156	(1,929,626)	52,788,530	-
Marquessa	Corona Hills, CA	1992	336	6,888,500	21,604,584	-	2,319,642	6,888,500	23,924,225	30,812,725	(9,064,156)	21,748,570	-
Martha Lake	Lynnwood, WA	1991	155	821,200	7,405,070	-	1,624,188	821,200	9,029,259	9,850,459	(3,734,804)	6,115,655	-
Merrill Creek	Lakewood, WA	1994	149	814,200	7,330,606	-	791,349	814,200	8,121,955	8,936,155	(3,164,386)	5,771,769	-
Metro on First	Seattle, WA (G)	2002	102	8,540,000	12,209,981	-	104,986	8,540,000	12,314,967	20,854,967	(1,341,160)	19,513,806	-
Milano Terrace Private Residences	Scottsdale, AZ	1984	18	278,382	1,665,733	-	818,907	278,382	2,484,640	2,763,022	(497,376)	2,265,646	-
Mill Creek	Milpitas, CA	1991	516	12,858,693	57,168,503	-	1,579,489	12,858,693	58,747,992	71,606,685	(10,646,464)	60,960,222	-
Millbrook Apartments Phase I	Alexandria, VA	1996	406	24,360,000	86,178,714	-	1,033,125	24,360,000	87,211,840	111,571,840	(7,647,495)	103,924,345	-
Mira Flores	Palm Beach Gardens, FL	1996	352	7,039,313	22,515,299	-	1,307,162	7,039,313	23,822,461	30,861,774	(5,612,669)	25,249,105	-
Miramar Lakes	Miramar, FL	2003	344	17,200,000	51,486,960	-	265,981	17,200,000	51,752,941	68,952,941	(3,675,897)	65,277,044	-
Mission Bay	Orlando, FL	1991	304	2,432,000	21,623,560	-	1,999,337	2,432,000	23,622,897	26,054,897	(7,969,258)	18,085,639	-
Mission Verde, LLC	San Jose, CA	1986	108	5,190,700	9,661,109	-	757,460	5,190,700	10,418,569	15,609,269	(3,441,051)	12,168,218	-
Missions at Sunbow	Chula Vista, CA	2003	336	28,560,000	59,287,595	-	741,283	28,560,000	60,028,878	88,588,878	(6,413,035)	82,175,843	-
Montecito	Valencia, CA	1999	210	8,400,000	24,709,146	-	1,315,531	8,400,000	26,024,677	34,424,677	(6,504,104)	27,920,573	-
Monterra in Mill Creek	Mill Creek, WA	2003	139	2,800,000	13,255,123	-	140,417	2,800,000	13,395,540	16,195,540	(1,690,652)	14,504,888	-
Montierra (CA)	San Diego, CA	1990	272	8,160,000	29,360,938	-	5,882,768	8,160,000	35,243,706	43,403,706	(9,241,040)	34,162,666	-
Morningside	Scottsdale, AZ	1989	160	670,470	12,607,976	-	1,219,772	670,470	13,827,748	14,498,218	(5,085,929)	9,412,289	-
Mountain Terrace	Stevenson Ranch, CA	1992	510	3,966,500	35,814,995	-	3,330,329	3,966,500	39,145,324	43,111,824	(15,224,331)	27,887,493	-
New River Cove	Davie, FL	1999	316	15,800,000	46,142,648	-	271,623	15,800,000	46,414,271	62,214,271	(3,433,370)	58,780,902	-
Northampton 2	Largo, MD	1988	276	1,513,500	14,246,990	-	2,962,068	1,513,500	17,209,058	18,722,558	(8,262,288)	10,460,271	-
Northlake (MD)	Germantown, MD	1985	304	15,000,000	23,142,302	-	9,330,029	15,000,000	32,472,331	47,472,331	(3,774,917)	43,697,414	-
Northridge	Pleasant Hill, CA	1974	221	5,527,800	14,691,705	-	2,507,751	5,527,800	17,199,455	22,727,255	(6,479,007)	16,248,249	-
Northwoods Village	Cary, NC	1986	228	1,369,700	11,460,337	-	2,346,172	1,369,700	13,806,509	15,176,209	(5,586,820)	9,589,389	-
Oaks at Falls Church	Falls Church, VA	1966	176	20,240,000	20,152,616	-	2,486,502	20,240,000	22,639,118	42,879,118	(1,999,884)	40,879,234	-
Ocean Crest	Solana Beach, CA	1986	146	5,111,200	11,910,438	-	1,698,167	5,111,200	13,608,605	18,719,805	(4,664,445)	14,055,360	-
Olympus Towers	Seattle, WA (G)	2000	328	14,752,034	73,376,841	-	1,535,341	14,752,034	74,912,182	89,664,216	(11,166,850)	78,497,366	-
Orchard Ridge	Lynnwood, WA	1988	104	480,600	4,372,033	-	886,708	480,600	5,258,741	5,739,341	(2,640,993)	3,098,348	-
Overlook Manor	Frederick, MD	1980/1985	108	1,299,100	3,930,931	-	1,692,596	1,299,100	5,623,527	6,922,627	(2,284,460)	4,638,168	-
Overlook Manor II	Frederick, MD	1980/1985	182	2,186,300	6,262,597	-	776,463	2,186,300	7,039,060	9,225,360	(2,509,035)	6,716,325	-
Paces Station	Atlanta, GA	1984-1988/1989	610	4,801,500	32,548,053	-	6,769,437	4,801,500	39,317,489	44,118,989	(15,799,922)	28,319,068	-
Pacific Cove at Playa Del Rey, LLC	Playa Del Ray, CA	1984	1	98,208	264,696	-	47,659	98,208	312,355	410,563	-	410,563	-
Palladia	Hillsboro, OR	2000	497	6,461,000	44,888,156	-	925,859	6,461,000	45,814,014	52,275,014	(10,934,782)	41,340,232	-
Palm Trace Landings	Davie, FL	1995	768	38,400,000	105,788,437	-	619,554	38,400,000	106,407,991	144,807,991	(7,921,773)	136,886,218	-
Panther Ridge	Federal Way, WA	1980	260	1,055,800	9,506,117	-	1,552,156	1,055,800	11,058,273	12,114,073	(4,575,981)	7,538,092	-
Paradise Pointe	Dania, FL	1987-1990	320	1,913,414	17,417,956	-	6,127,753	1,913,414	23,545,709	25,459,123	(10,438,380)	15,020,743	-
Parc 77	New York, NY (G)	1903	137	40,504,000	18,025,128	-	235,035	40,504,000	18,260,163	58,764,163	(1,363,498)	57,400,664	-
Parc Cameron	New York, NY (G)	1927	166	37,600,000	9,855,670	-	256,470	37,600,000	10,112,139	47,712,139	(973,444)	46,738,695	-
Parc Coliseum	New York, NY (G)	1910	176	52,654,000	23,043,967	-	619,432	52,654,000	23,663,400	76,317,400	(1,574,005)	74,743,394	-
Parc Vue at Lake Buena Vista	Orlando, FL	2000/2002	336	11,760,000	34,526,029	-	1,192,270	11,760,000	35,718,299	47,478,299	(3,640,939)	43,837,360	-
Park at Turtle Run, The	Coral Springs, FL	2001	257	15,420,000	36,064,629	-	429,599	15,420,000	36,494,228	51,914,228	(3,881,493)	48,032,735	-
Park Bloomingdale Condominium Homes	Bloomingdale, IL	1989	70	980,935	4,960,292	-	1,849,234	980,935	6,809,526	7,790,461	(1,765,570)	6,024,891	-
Park Meadow	Gilbert, AZ	1986	225	835,217	15,120,769	-	1,936,950	835,217	17,057,718	17,892,935	(6,260,298)	11,632,637	-
Park West (CA)	Los Angeles, CA	1987/1990	444	3,033,500	27,302,383	-	3,912,844	3,033,500	31,215,226	34,248,726	(14,054,430)	20,194,297	-
Parkside	Union City, CA	1979	208	6,246,700	11,827,453	-	2,896,537	6,246,700	14,723,990	20,970,690	(5,853,232)	15,117,458	-
Parkview Terrace	Redlands, CA	1986	558	4,969,200	35,653,777	-	10,441,918	4,969,200	46,095,695	51,064,895	(15,509,100)	35,555,795	-
Parkwood (CT)	East Haven, CT	1975	102	531,365	3,552,064	-	556,730	531,365	4,108,794	4,640,158	(1,156,114)	3,484,044	-
Phillips Park	Wellesley, MA	1988	49	816,922	5,460,955	-	774,547	816,922	6,235,502	7,052,424	(1,600,260)	5,452,163	-
Pine Harbour	Orlando, FL	1991	366	1,664,300	14,970,915	-	2,922,990	1,664,300	17,893,905	19,558,205	(9,046,317)	10,511,888	-
Playa Pacifica	Hermosa Beach,CA	1972	285	35,100,000	33,473,822	-	5,933,956	35,100,000	39,407,778	74,507,778	(3,700,875)	70,806,903	-
Pointe at South Mountain	Phoenix, AZ	1988	364	2,228,800	20,059,311	-	2,693,839	2,228,800	22,753,150	24,981,950	(9,061,184)	15,920,767	-
Polos East	Orlando, FL	1991	308	1,386,000	19,058,620	-	1,748,952	1,386,000	20,807,572	22,193,572	(7,089,445)	15,104,128	-
Port Royale	Ft. Lauderdale, FL (G)	1988	252	1,754,200	15,789,873	-	5,465,381	1,754,200	21,255,254	23,009,454	(9,295,809)	13,713,644	-
Port Royale II	Ft. Lauderdale, FL (G)	1988	161	1,022,200	9,203,166	-	3,448,319	1,022,200	12,651,485	13,673,685	(5,128,121)	8,545,564	-
Port Royale III	Ft. Lauderdale, FL (G)	1988	324	7,454,900	14,725,802	-	6,412,206	7,454,900	21,138,008	28,592,908	(7,828,857)	20,764,051	-
Port Royale IV	Ft. Lauderdale, FL	(F)	-	-	26,997	-	-	-	26,997	26,997	-	26,997	-
Portofino	Chino Hills, CA	1989	176	3,572,400	14,660,994	-	1,483,517	3,572,400	16,144,511	19,716,911	(5,872,739)	13,844,172	-
Preserve at Briarcliff	Atlanta, GA	1994	182	6,370,000	17,714,254	-	248,581	6,370,000	17,962,835	24,332,835	(1,124,512)	23,208,323	-
Preserve at Deer Creek	Deerfield Beach, FL	1997	540	13,500,000	60,011,208	-	1,319,837	13,500,000	61,331,045	74,831,045	(9,513,890)	65,317,155	-
Prime, The	Arlington, VA	2002	256	32,000,000	64,451,521	-	406,034	32,000,000	64,857,555	96,857,555	(3,837,144)	93,020,411	-
Promenade (FL)	St. Petersburg, FL	1994	334	2,124,193	25,804,037	-	3,415,447	2,124,193	29,219,484	31,343,678	(10,006,699)	21,336,979	-
Promenade at Aventura	Aventura, FL	1995	296	13,320,000	30,353,748	-	2,069,947	13,320,000	32,423,695	45,743,695	(8,225,385)	37,518,311	-
Promenade at Peachtree	Chamblee, GA	2001	406	10,150,000	31,219,739	-	1,256,928	10,150,000	32,476,668	42,626,668	(4,769,449)	37,857,219	-
Promenade at Town Center I	Valencia, CA	2001	294	14,700,000	35,390,279	-	981,357	14,700,000	36,371,635	51,071,635	(5,859,872)	45,211,763	-
Promenade at Wyndham Lakes	Coral Springs, FL	1998	332	6,640,000	26,743,760	-	1,333,993	6,640,000	28,077,752	34,717,752	(7,612,433)	27,105,320	-
Promontory Pointe I & II	Phoenix, AZ	1984/1996	424	2,355,509	30,421,840	-	3,225,075	2,355,509	33,646,914	36,002,423	(12,336,109)	23,666,315	-
Prospect Towers	Hackensack, NJ	1995	157	3,926,600	27,966,416	-	2,494,780	3,926,600	30,461,196	34,387,796	(11,197,014)	23,190,783	-
Prospect Towers II	Hackensack, NJ	2002	203	4,500,000	33,104,733	-	1,103,137	4,500,000	34,207,869	38,707,869	(6,975,698)	31,732,171	-

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2007

Description				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition (Improvements, net) (E)		Gross Amount Carried at Close of Period 12/31/07					
Apartment Name	Location	Date of Construction	Units (H)	Land	Building & Fixtures	Land	Building & Fixtures	Land	Building & Fixtures (A)	Total (B)	Accumulated Depreciation (C)	Investment in Real Estate, Net at 12/31/07	Encumbrances
Ranch at Fossil Creek	Haltom City, TX	2003	274	1,715,435	16,829,282	-	518,489	1,715,435	17,347,771	19,063,206	(3,066,508)	15,996,697	-
Redlands Lawn and Tennis	Redlands, CA	1986	496	4,822,320	26,359,328	-	3,651,843	4,822,320	30,011,172	34,833,492	(11,140,908)	23,692,584	-
Redmond Ridge	Redmond, WA	(F)	-	6,975,705	36,015,240	-	299	6,975,705	36,015,540	42,991,245	(10)	42,991,235	-
Redmond Way	Redmond , WA	(F)	-	15,546,376	644,616	-	-	15,546,376	644,616	16,190,992	-	16,190,992	-
Regency Palms	Huntington Beach, CA	1969	310	1,857,400	16,713,254	-	3,230,599	1,857,400	19,943,852	21,801,252	(8,931,251)	12,870,001	-
Regency Park	Centreville, VA	1989	252	2,521,500	16,200,666	-	7,081,348	2,521,500	23,282,013	25,803,513	(7,619,234)	18,184,280	-
Remington Place	Phoenix, AZ	1983	412	1,492,750	13,377,478	-	3,783,993	1,492,750	17,161,471	18,654,221	(8,077,958)	10,576,263	-
Reserve at Clarendon Centre, The	Arlington, VA (G)	2003	252	10,500,000	52,812,935	-	1,132,493	10,500,000	53,945,428	64,445,428	(8,384,025)	56,061,403	-
Reserve at Eisenhower, The	Alexandria, VA	2002	226	6,500,000	34,585,060	-	263,628	6,500,000	34,848,687	41,348,687	(6,393,167)	34,955,521	-
Reserve at Moreno Valley Ranch	Moreno Valley, CA	2005	176	8,800,000	26,151,298	-	82,171	8,800,000	26,233,469	35,033,469	(2,162,466)	32,871,003	-
Reserve at Town Center II (WA)	Mill Creek, WA	(F)	-	4,310,417	1,153,399	-	-	4,310,417	1,153,399	5,463,817	-	5,463,817	-
Residences at Little River	Haverhill, MA	2003	174	6,905,138	19,172,747	-	321,098	6,905,138	19,493,845	26,398,983	(3,215,547)	23,183,436	-
Ridgewood Village	San Diego, CA	1997	192	5,761,500	14,032,511	-	973,218	5,761,500	15,005,729	20,767,229	(5,175,792)	15,591,437	-
Ridgewood Village II	San Diego, CA	1997	216	6,048,000	19,971,537	-	174,360	6,048,000	20,145,897	26,193,897	(4,997,685)	21,196,211	-
River Stone Ranch	Austin, TX	1998	448	5,376,000	27,004,185	-	1,579,737	5,376,000	28,583,922	33,959,922	(5,355,285)	28,604,636	-
Rivers Edge	Waterbury, CT	1974	156	781,900	6,561,167	-	1,111,099	781,900	7,672,266	8,454,166	(2,742,881)	5,711,285	-
Riverview Condominiums	Norwalk, CT	1991	92	2,300,000	7,406,730	-	1,547,296	2,300,000	8,954,026	11,254,026	(3,049,528)	8,204,498	-
Riviera at West Village	Dallas, TX	1995	150	6,534,000	14,749,422	-	1,423,129	6,534,000	16,172,551	22,706,551	(1,977,936)	20,728,615	-
Rock Creek	Carrboro, NC	1986	188	895,700	8,062,543	-	1,993,740	895,700	10,056,283	10,951,983	(4,341,233)	6,610,750	-
Rosecliff	Quincy, MA	1990	156	5,460,000	15,721,570	-	674,292	5,460,000	16,395,861	21,855,861	(4,764,037)	17,091,825	-
Royal Oaks (FL)	Jacksonville, FL	1991	284	1,988,000	13,645,117	-	2,244,201	1,988,000	15,889,318	17,877,318	(5,460,576)	12,416,742	-
Sabal Palm at Boot Ranch	Palm Harbor, FL	1996	432	3,888,000	28,923,692	-	2,505,791	3,888,000	31,429,483	35,317,483	(10,533,957)	24,783,526	-
Sabal Palm at Carrollwood Place	Tampa, FL	1995	432	3,888,000	26,911,542	-	1,772,561	3,888,000	28,684,103	32,572,103	(9,526,605)	23,045,498	-
Sabal Palm at Lake Buena Vista	Orlando, FL	1988	400	2,800,000	23,687,893	-	2,498,986	2,800,000	26,186,879	28,986,879	(8,936,995)	20,049,884	-
Sabal Palm at Metrowest	Orlando, FL	1998	411	4,110,000	38,394,865	-	2,835,986	4,110,000	41,230,851	45,340,851	(13,600,290)	31,740,561	-
Sabal Palm at Metrowest II	Orlando, FL	1997	456	4,560,000	33,907,283	-	1,901,325	4,560,000	35,808,608	40,368,608	(11,706,633)	28,661,975	-
Sabal Pointe	Coral Springs, FL	1995	275	1,951,600	17,570,508	-	3,008,839	1,951,600	20,579,347	22,530,947	(8,772,321)	13,758,626	-
Saddle Ridge	Ashburn, VA	1989	216	1,364,800	12,283,616	-	1,772,747	1,364,800	14,056,364	15,421,164	(6,207,600)	9,213,564	-
Sage Condominium Homes, LLC	Everett, WA	2002	123	2,500,000	12,020,856	-	240,533	2,500,000	12,261,388	14,761,388	-	14,761,388	-
Sailboat Bay	Raleigh, NC	1986	192	960,000	8,797,580	-	1,215,487	960,000	10,013,067	10,973,067	(3,538,287)	7,434,780	-
San Marcos Apartments	Scottsdale, AZ	1995	320	20,000,000	31,261,609	-	566,099	20,000,000	31,827,709	51,827,709	(2,560,969)	49,266,740	-
Savannah at Park Place	Atlanta, GA	2001	416	7,696,095	34,114,542	-	2,300,750	7,696,095	36,415,292	44,111,387	(5,609,932)	38,501,455	-
Savannah Lakes	Boynton Beach, FL	1991	466	7,000,000	30,422,607	-	1,950,935	7,000,000	32,373,542	39,373,542	(7,567,441)	31,806,101	-
Savoy III	Aurora, CO	(F)	-	659,165	1,327,403	-	-	659,165	1,327,403	1,986,568	-	1,986,568	-
Seeley Lake	Lakewood, WA	1990	522	2,760,400	24,845,286	-	3,056,887	2,760,400	27,902,173	30,662,573	(10,929,411)	19,733,162	-
Seventh & James	Seattle, WA	1992	96	663,800	5,974,803	-	2,204,741	663,800	8,179,544	8,843,344	(3,634,758)	5,208,587	-
Shadow Creek	Winter Springs, FL	2000	280	6,000,000	21,719,768	-	893,913	6,000,000	22,613,681	28,613,681	(3,507,516)	25,106,165	-
Shadow Lake	Doraville, GA	1989	228	1,140,000	13,117,277	-	988,218	1,140,000	14,105,495	15,245,495	(4,801,622)	10,443,872	-
Sheffield Court	Arlington, VA	1986	597	3,342,381	31,337,332	-	5,088,045	3,342,381	36,425,377	39,767,758	(16,670,283)	23,097,475	-
Sheridan Lake Club	Dania Beach, FL	2001	240	12,000,000	23,157,694	-	442,873	12,000,000	23,600,566	35,600,566	(878,642)	34,721,924	-
Sheridan Ocean Club	Dania Beach, FL	1991	328	16,400,000	29,672,330	-	735,628	16,400,000	30,407,959	46,807,959	(1,793,392)	45,014,567	-
Silver Springs (FL)	Jacksonville, FL	1985	432	1,831,100	16,474,735	-	4,979,915	1,831,100	21,454,650	23,285,750	(9,315,413)	13,970,337	-
Skylark	Union City, CA	1986	174	1,781,600	16,731,916	-	1,290,035	1,781,600	18,021,951	19,803,551	(6,109,928)	13,693,623	-
Sommerset Place	Raleigh, NC	1983	144	360,000	7,800,206	-	1,111,233	360,000	8,911,439	9,271,439	(3,181,124)	6,090,316	-
Sonata at Cherry Creek	Denver, CO	1999	183	5,490,000	18,130,479	-	818,987	5,490,000	18,949,467	24,439,467	(4,803,361)	19,636,106	-
Sonoran	Phoenix, AZ	1995	429	2,361,922	31,841,724	-	2,114,135	2,361,922	33,955,859	36,317,781	(12,180,556)	24,137,224	-
South Palm Place Condominium Homes	Tamarac, FL	1991	6	51,877	471,571	-	242,060	51,877	713,631	765,508	(142,610)	622,898	-
Southwood	Palo Alto, CA	1985	100	6,936,600	14,324,069	-	1,698,711	6,936,600	16,022,780	22,959,380	(5,659,014)	17,300,366	-
Spring Hill Commons	Acton, MA	1973	105	1,107,436	7,402,980	-	2,631,919	1,107,436	10,034,899	11,142,334	(2,287,963)	8,854,371	-
St. Andrews at Winston Park	Coconut Creek, FL	1997	284	5,680,000	19,812,090	-	1,216,053	5,680,000	21,028,143	26,708,143	(4,920,908)	21,787,236	-
Stoneleigh at Deerfield	Alpharetta, GA	2003	370	4,810,000	29,999,596	-	439,364	4,810,000	30,438,960	35,248,960	(4,072,782)	31,176,178	-
Stoney Creek	Lakewood, WA	1990	231	1,215,200	10,938,134	-	1,855,676	1,215,200	12,793,810	14,009,010	(5,002,710)	9,006,300	-
Sturbridge Meadows	Sturbridge, MA	1985	104	702,447	4,695,714	-	759,514	702,447	5,455,229	6,157,676	(1,460,940)	4,696,735	-
Summer Ridge	Riverside, CA	1985	136	602,400	5,422,807	-	1,831,510	602,400	7,254,317	7,856,717	(3,103,775)	4,752,943	-
Summerset Village II	Chatsworth, CA	(F)	-	260,646	-	-	-	260,646	-	260,646	-	260,646	-
Summerwood	Hayward, CA	1982	162	4,866,600	6,942,743	-	1,150,701	4,866,600	8,093,444	12,960,044	(3,035,392)	9,924,652	-
Summit at Lake Union	Seattle, WA	1995 -1997	150	1,424,700	12,852,461	-	1,742,226	1,424,700	14,594,688	16,019,388	(5,739,464)	10,279,924	-
Sunforest	Davie, FL	1989	494	10,000,000	32,124,850	-	2,439,044	10,000,000	34,563,894	44,563,894	(6,386,099)	38,177,795	-
Surrey Downs	Bellevue, WA	1986	122	3,057,100	7,848,618	-	962,099	3,057,100	8,810,717	11,867,817	(3,154,238)	8,713,579	-
Sycamore Creek	Scottsdale, AZ	1984	350	3,152,000	19,083,727	-	2,431,015	3,152,000	21,514,743	24,666,743	(8,283,039)	16,383,703	-
Tamarlane	Portland, ME	1986	115	690,900	5,153,633	-	694,021	690,900	5,847,654	6,538,554	(2,320,667)	4,217,887	-
Timber Hollow	Chapel Hill, NC	1986	198	800,000	11,219,537	-	1,558,075	800,000	12,777,611	13,577,611	(4,428,748)	9,148,864	-
Tortuga Bay	Orlando, FL	2004	314	6,280,000	32,121,779	-	579,950	6,280,000	32,701,729	38,981,729	(4,023,614)	34,958,115	-
Toscana	Irvine, CA	1991/1993	563	39,410,000	50,806,072	-	4,939,062	39,410,000	55,745,134	95,155,134	(14,772,794)	80,382,340	-
Townes at Herndon	Herndon, VA	2002	218	10,900,000	49,216,125	-	156,052	10,900,000	49,372,177	60,272,177	(4,019,028)	56,253,150	-
Tradition at Alafaya	Oviedo, FL	2006	253	7,590,000	32,014,299	-	143,444	7,590,000	32,157,743	39,747,743	(2,851,671)	36,896,071	-
Trump Place, 140 Riverside	New York, NY (G)	2003	354	103,539,100	94,082,725	-	648,128	103,539,100	94,730,852	198,269,952	(10,053,914)	188,216,038	-
Trump Place, 160 Riverside	New York, NY (G)	2001	455	139,933,500	190,964,745	-	1,576,666	139,933,500	192,541,411	332,474,911	(18,786,105)	313,688,806	-
Trump Place, 180 Riverside	New York, NY (G)	1998	516	144,968,250	138,346,681	-	2,130,279	144,968,250	140,476,960	285,445,210	(14,720,438)	270,724,772	-
Turnberry Isle	Dallas, TX	1994	187	2,992,000	15,287,285	-	728,167	2,992,000	16,015,452	19,007,452	(2,301,027)	16,706,425	-
Tuscany at Lindbergh	Atlanta, GA	2001	324	9,720,000	40,874,023	-	1,274,268	9,720,000	42,148,291	51,868,291	(4,664,179)	47,204,112	-
Uptown Square	Denver, CO (G)	1999/2001	696	17,492,000	100,705,311	-	773,255	17,492,000	101,478,566	118,970,566	(8,826,786)	110,143,780	-
Valencia Plantation	Orlando, FL	1990	194	873,000	12,819,377	-	1,181,095	873,000	14,000,472	14,873,472	(4,582,693)	10,290,779	-
Versailles	Woodland Hills, CA	1991	253	12,650,000	33,656,292	-	2,825,246	12,650,000	36,481,539	49,131,539	(6,352,060)	42,779,478	-
Via Ventura	Scottsdale, AZ	1980	328	1,351,785	13,382,006	-	7,471,333	1,351,785	20,853,339	22,205,124	(12,251,640)	9,953,484	-
Victor on Venice	Los Angeles, CA	2006	116	10,350,000	35,430,461	-	31,063	10,350,000	35,461,524	45,811,524	(1,992,301)	43,819,224	-
View Pointe	Riverside, CA	1998	208	10,400,000	26,315,150	-	1,020,549	10,400,000	27,335,699	37,735,699	(2,701,092)	35,034,607	-
Villa Solana	Laguna Hills, CA	1984	272	1,665,100	14,985,678	-	3,934,348	1,665,100	18,920,025	20,585,125	(9,857,936)	10,727,189	-
Village at Lakewood	Phoenix, AZ	1988	240	3,166,411	13,859,090	-	1,622,847	3,166,411	15,481,937	18,648,348	(5,935,930)	12,712,417	-
Village Oaks	Austin, TX	1984	280	1,186,000	10,663,736	-	3,254,410	1,186,000	13,918,146	15,104,146	(5,614,268)	9,489,878	-
Village of Newport	Kent, WA	1987	100	416,300	3,756,582	-	661,878	416,300	4,418,460	4,834,760	(2,220,106)	2,614,655	-
Virgil Square	Los Angeles, CA	1979	142	5,500,000	15,216,613	-	702,087	5,500,000	15,918,700	21,418,700	(1,830,214)	19,588,486	-
Vista Del Lago	Mission Viejo, CA	1986-1988	608	4,525,800	40,736,293	-	7,963,522	4,525,800	48,699,815	53,225,615	(24,073,071)	29,152,544	-
Vista Grove	Mesa, AZ	1997/1998	224	1,341,796	12,157,045	-	1,035,597	1,341,796	13,192,642	14,534,438	(4,693,015)	9,841,424	-

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2007

Description				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition (Improvements, net) (E)		Gross Amount Carried at Close of Period 12/31/07					
Apartment Name	Location	Date of Construction	Units (H)	Land	Building & Fixtures	Land	Building & Fixtures	Land	Building & Fixtures (A)	Total (B)	Accumulated Depreciation (C)	Investment in Real Estate, Net at 12/31/07	Encumbrances
Waterford (Jax) II	Jacksonville, FL	(F)	-	566,923	62,373	-	-	566,923	62,373	629,296	-	629,296	-
Waterford at Deerwood	Jacksonville, FL	1985	248	1,696,000	10,659,702	-	2,318,705	1,696,000	12,978,407	14,674,407	(4,789,667)	9,884,740	-
Waterford at the Lakes	Kent, WA	1990	344	3,100,200	16,140,924	-	2,000,633	3,100,200	18,141,556	21,241,756	(7,408,357)	13,833,399	-
Waterside	Reston, VA	1984	276	20,700,000	27,474,388	-	5,177,352	20,700,000	32,651,739	53,351,739	(3,432,271)	49,919,468	-
Webster Green	Needham, MA	1985	77	1,418,893	9,485,006	-	587,384	1,418,893	10,072,390	11,491,283	(2,617,156)	8,874,127	-
Welleby Lake Club	Sunrise, FL	1991	304	3,648,000	17,620,879	-	1,951,070	3,648,000	19,571,950	23,219,950	(6,699,026)	16,520,924	-
Westfield Village	Centerville, VA	1988	228	7,000,000	23,245,834	-	4,118,919	7,000,000	27,364,753	34,364,753	(4,216,168)	30,148,585	-
Westridge	Tacoma, WA	1987 -1991	714	3,501,900	31,506,082	-	4,883,555	3,501,900	36,389,638	39,891,538	(14,471,581)	25,419,956	-
Westside Villas I	Los Angeles, CA	1999	21	1,785,000	3,233,254	-	203,860	1,785,000	3,437,114	5,222,114	(961,175)	4,260,939	-
Westside Villas II	Los Angeles, CA	1999	23	1,955,000	3,541,435	-	83,036	1,955,000	3,624,471	5,579,471	(906,430)	4,673,041	-
Westside Villas III	Los Angeles, CA	1999	36	3,060,000	5,538,871	-	128,399	3,060,000	5,667,270	8,727,270	(1,431,674)	7,295,596	-
Westside Villas IV	Los Angeles, CA	1999	36	3,060,000	5,539,390	-	128,514	3,060,000	5,667,904	8,727,904	(1,417,186)	7,310,717	-
Westside Villas V	Los Angeles, CA	1999	60	5,100,000	9,224,485	-	226,552	5,100,000	9,451,038	14,551,038	(2,370,108)	12,180,929	-
Westside Villas VI	Los Angeles, CA	1989	18	1,530,000	3,023,523	-	180,077	1,530,000	3,203,600	4,733,600	(813,756)	3,919,844	-
Westside Villas VII	Los Angeles, CA	2001	53	4,505,000	10,758,900	-	239,811	4,505,000	10,998,710	15,503,710	(2,187,127)	13,316,583	-
Whispering Oaks	Walnut Creek, CA	1974	316	2,170,800	19,539,586	-	3,398,965	2,170,800	22,938,551	25,109,351	(9,792,385)	15,316,965	-
Willow Trail	Norcross, GA	1985	224	1,120,000	11,412,982	-	1,136,452	1,120,000	12,549,434	13,669,434	(4,346,608)	9,322,825	-
Wimberly at Deerwood	Jacksonville, FL	2000	322	8,000,000	30,057,214	-	1,087,446	8,000,000	31,144,660	39,144,660	(3,145,168)	35,999,492	-
Winchester Park	Riverside, RI	1972	416	2,822,618	18,868,626	-	3,651,790	2,822,618	22,520,415	25,343,034	(6,965,386)	18,377,648	-
Winchester Wood	Riverside, RI	1989	62	683,215	4,567,154	-	604,437	683,215	5,171,591	5,854,807	(1,313,688)	4,541,119	-
Windmont	Atlanta, GA	1988	178	3,204,000	7,128,448	-	1,103,229	3,204,000	8,231,678	11,435,678	(2,496,868)	8,938,810	-
Windsor at Fair Lakes	Fairfax, VA	1988	250	10,000,000	28,587,109	-	4,288,025	10,000,000	32,875,134	42,875,134	(4,805,270)	38,069,863	-
Wood Creek (CA)	Pleasant Hill, CA	1987	256	9,729,900	23,009,768	-	2,513,423	9,729,900	25,523,191	35,253,091	(9,544,934)	25,708,158	-
Woodbridge II	Cary, GA	1993 -1995	216	1,244,600	11,243,364	-	1,689,956	1,244,600	12,933,320	14,177,920	(5,428,162)	8,749,758	-
Woodland Hills	Decatur, GA	1985	228	1,224,600	11,010,681	-	2,863,450	1,224,600	13,874,130	15,098,730	(6,141,303)	8,957,427	-
Woodside	Lorton, VA	1987	252	1,326,000	12,510,903	-	5,302,637	1,326,000	17,813,540	19,139,540	(7,729,366)	11,410,174	-
Yarmouth Woods	Yarmouth, ME	1971- 1978	138	692,800	6,096,155	-	1,414,987	692,800	7,511,143	8,203,943	(2,870,416)	5,333,527	-
Management Business	Chicago, IL	(D)	-	-	-	-	77,877,640	-	77,877,640	77,877,640	(40,112,199)	37,765,441	-
Operating Partnership	Chicago, IL	(F)	-	-	814,597	-	-	-	814,597	814,597	-	814,597	-
EQR Wholly Owned Unencumbered			89,501	2,574,262,769	8,278,952,125	-	808,755,233	2,574,262,769	9,087,707,358	11,661,970,127	(2,097,077,530)	9,564,892,597	-
EQR Wholly Owned Encumbered:													
740 River Drive	St. Paul, MN	1962	163	1,626,700	11,234,943	-	3,630,026	1,626,700	14,864,968	16,491,668	(6,325,709)	10,165,959	4,772,907
929 House	Cambridge, MA (G)	1975	127	3,252,993	21,745,595	-	1,855,123	3,252,993	23,600,718	26,853,711	(6,159,817)	20,693,895	3,814,940
Academy Village	North Hollywood, CA	1989	248	25,000,000	23,593,194	-	4,209,691	25,000,000	27,802,885	52,802,885	(3,354,267)	49,448,618	20,000,000
Acton Courtyard	Berkeley, CA (G)	2003	71	5,550,000	15,785,509	-	6,657	5,550,000	15,792,166	21,342,166	(760,837)	20,581,329	9,920,000
Alborada	Fremont, CA	1999	442	24,310,000	59,214,129	-	1,806,971	24,310,000	61,021,100	85,331,100	(16,632,264)	68,698,836	(O)
Amberton	Manassas, VA	1986	190	900,600	11,921,815	-	2,158,191	900,600	14,080,005	14,980,605	(5,562,706)	9,417,899	10,705,000
Arbor Terrace	Sunnyvale, CA	1979	174	9,057,300	18,483,642	-	1,790,232	9,057,300	20,273,874	29,331,174	(6,786,523)	22,544,651	(L)
Arboretum (MA)	Canton, MA	1989	156	4,685,900	10,992,751	-	1,477,994	4,685,900	12,470,745	17,156,645	(4,422,702)	12,733,943	(I)
Arboretum at Stonelake	Austin, TX	1996	408	6,120,000	24,069,023	-	2,241,418	6,120,000	26,310,440	32,430,440	(4,949,258)	27,481,182	14,970,000
Arden Villas	Orlando, FL	1999	336	5,500,000	28,600,796	-	2,598,724	5,500,000	31,199,520	36,699,520	(3,556,543)	33,142,978	23,128,732
Artech Building	Berkeley, CA (G)	2002	21	1,642,000	9,152,518	-	3,367	1,642,000	9,155,885	10,797,885	(363,105)	10,434,781	3,200,000
Artisan Square	Northridge, CA	2002	140	7,000,000	20,537,359	-	495,409	7,000,000	21,032,768	28,032,768	(3,958,435)	24,074,334	(N)
Avon Place	Avon, CT	1973	163	1,788,943	12,440,003	-	846,346	1,788,943	13,286,349	15,075,293	(3,517,682)	11,557,611	(J)
Bachenheimer Building	Berkeley, CA (G)	2004	44	3,439,000	13,866,379	-	6,529	3,439,000	13,872,908	17,311,908	(619,167)	16,692,742	8,585,000
Bay Hill	Long Beach, CA	2002	160	7,600,000	27,437,239	-	437,847	7,600,000	27,875,086	35,475,086	(3,943,907)	31,531,179	13,995,000
Berkeleyan	Berkeley, CA (G)	1998	56	4,377,000	16,022,110	-	51,061	4,377,000	16,073,171	20,450,171	(722,779)	19,727,391	8,560,516
Bradford Apartments	Newington, CT	1964	64	401,091	2,681,210	-	441,407	401,091	3,122,617	3,523,708	(875,115)	2,648,593	(J)
Bradley Park	Puyallup, WA	1999	155	3,813,000	18,313,645	-	205,366	3,813,000	18,519,010	22,332,010	(2,057,609)	20,274,402	12,138,256
Briar Knoll Apts	Vernon, CT	1986	150	928,972	6,209,988	-	1,034,287	928,972	7,244,275	8,173,247	(2,031,594)	6,141,653	5,492,613
Briarwood (CA)	Sunnyvale, CA	1985	192	9,991,500	22,247,278	-	1,137,393	9,991,500	23,384,671	33,376,171	(7,685,586)	25,690,585	12,800,000
Brookside (MD)	Frederick, MD	1993	228	2,736,000	7,934,069	-	1,706,271	2,736,000	9,640,340	12,376,340	(3,415,421)	8,960,919	8,170,000
Brooksyde Apts	West Hartford, CT	1945	80	594,711	3,975,523	-	548,728	594,711	4,524,251	5,118,962	(1,267,699)	3,851,263	(J)
Canterbury	Germantown, MD	1986	544	2,781,300	32,942,531	-	12,878,270	2,781,300	45,820,801	48,602,101	(17,124,836)	31,477,266	31,680,000
Cape House I	Jacksonville, FL	1998	240	4,800,000	22,481,691	-	(800)	4,800,000	22,480,891	27,280,891	-	27,280,891	14,300,774
Cape House II	Jacksonville, FL	1998	240	4,800,000	22,225,455	-	(1,200)	4,800,000	22,224,255	27,024,255	-	27,024,255	14,094,768
Cedar Glen	Reading, MA	1980	114	1,248,505	8,346,003	-	980,284	1,248,505	9,326,287	10,574,792	(2,491,505)	8,083,287	858,201
Centennial Court	Seattle, WA (G)	2001	187	3,800,000	21,280,039	-	181,096	3,800,000	21,461,134	25,261,134	(2,596,195)	22,664,939	17,167,804
Centennial Tower	Seattle, WA (G)	1991	221	5,900,000	48,800,339	-	1,075,856	5,900,000	49,876,195	55,776,195	(5,711,526)	50,064,669	27,287,441
Chestnut Glen	Abington, MA	1983	130	1,178,965	7,881,139	-	744,403	1,178,965	8,625,542	9,804,507	(2,336,424)	7,468,083	2,900,230
Chickasaw Crossing	Orlando, FL	1986	292	2,044,000	12,366,832	-	1,380,061	2,044,000	13,746,893	15,790,893	(4,805,425)	10,985,468	11,640,686
Church Corner	Cambridge, MA (G)	1987	85	5,220,000	16,744,643	-	252,596	5,220,000	16,997,239	22,217,239	(2,180,887)	20,036,352	12,000,000
Cierra Crest	Denver, CO	1996	480	4,803,100	34,894,898	-	2,492,434	4,803,100	37,387,331	42,190,431	(13,481,933)	28,708,499	(L)
Club at Tanasbourne	Hillsboro, OR	1990	352	3,521,300	16,257,934	-	2,708,990	3,521,300	18,966,924	22,488,224	(7,662,528)	14,825,696	(K)
Coachlight Village	Agawam, MA	1967	88	501,726	3,353,933	-	299,361	501,726	3,653,294	4,155,019	(1,032,145)	3,122,875	(J)
Colonial Village	Plainville, CT	1968	104	693,575	4,636,410	-	747,850	693,575	5,384,260	6,077,835	(1,553,613)	4,524,223	(J)
Conway Court	Roslindale, MA	1920	28	101,451	710,524	-	182,997	101,451	893,521	994,972	(255,838)	739,134	347,430
Country Club Lakes	Jacksonville, FL	1997	555	15,000,000	41,055,786	-	2,309,580	15,000,000	43,365,365	58,365,365	(5,101,497)	53,263,868	33,669,874
Creekside (San Mateo)	San Mateo, CA	1985	192	9,606,600	21,193,232	-	1,165,959	9,606,600	22,359,191	31,965,791	(7,511,262)	24,454,529	(L)
Creekside Homes at Legacy	Plano, TX	1998	380	4,560,000	32,275,748	-	2,157,476	4,560,000	34,433,224	38,993,224	(11,279,108)	27,714,116	16,800,000
Crown Court	Scottsdale, AZ	1987	416	3,156,600	28,414,599	-	5,292,364	3,156,600	33,706,963	36,863,563	(12,964,625)	23,898,938	(M)
Deerwood (Corona)	Corona, CA	1992	316	4,742,200	20,272,892	-	2,705,403	4,742,200	22,978,295	27,720,495	(8,827,736)	18,892,759	(N)
Eastbridge	Dallas, TX	1998	169	3,380,000	11,860,382	-	734,248	3,380,000	12,594,629	15,974,629	(3,220,705)	12,753,925	7,741,568
Estates at Tanglewood	Westminster, CO	2003	504	7,560,000	51,256,538	-	1,090,178	7,560,000	52,346,716	59,906,716	(6,011,219)	53,895,497	(O)
Fine Arts Building	Berkeley, CA (G)	2004	100	7,817,000	26,462,772	-	5,139	7,817,000	26,467,911	34,284,911	(1,229,259)	33,055,652	16,215,000
Fireside Park	Rockville, MD	1961	236	4,248,000	9,977,101	-	2,555,476	4,248,000	12,532,577	16,780,577	(4,435,089)	12,345,488	8,095,000
Four Winds	Fall River, MA	1987	168	1,370,843	9,163,804	-	1,400,423	1,370,843	10,564,227	11,935,070	(2,815,522)	9,119,548	(J)
Fox Hill Apartments	Enfield, CT	1974	168	1,129,018	7,547,256	-	919,201	1,129,018	8,466,457	9,595,475	(2,314,649)	7,280,826	(J)
Gaia Building	Berkeley, CA (G)	2000	91	7,113,000	25,623,826	-	13,861	7,113,000	25,637,687	32,750,687	(1,192,071)	31,558,616	14,630,000
Geary Court Yard	San Francisco, CA	1990	164	1,722,400	15,471,429	-	1,550,725	1,722,400	17,022,154	18,744,554	(6,121,888)	12,622,666	17,693,865
Glen Grove	Wellesley, MA	1979	125	1,344,601	8,988,383	-	780,240	1,344,601	9,768,623	11,113,224	(2,627,643)	8,485,581	1,033,027
Glen Meadow	Franklin, MA	1971	288	2,339,330	17,796,431	-	2,396,931	2,339,330	20,193,362	22,532,692	(5,408,808)	17,123,885	1,333,929
Gosnold Grove	East Falmouth, MA	1978	33	124,296	830,891	-	242,101	124,296	1,072,992	1,197,287	(336,644)	860,643	492,012

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2007

Description				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition (Improvements, net) (E)		Gross Amount Carried at Close of Period 12/31/07					
Apartment Name	Location	Date of Construction	Units (H)	Land	Building & Fixtures	Land	Building & Fixtures	Land	Building & Fixtures (A)	Total (B)	Accumulated Depreciation (C)	Investment in Real Estate, Net at 12/31/07	Encumbrances
Greenhaven	Union City, CA	1983	250	7,507,000	15,210,399	-	1,919,360	7,507,000	17,129,759	24,636,759	(6,118,173)	18,518,586	10,975,000
Greenhouse - Frey Road	Kennesaw, GA	1985	489	2,467,200	22,187,443	-	4,369,310	2,467,200	26,556,754	29,023,954	(12,975,843)	16,048,111	(I)
Greenhouse - Roswell	Roswell, GA	1985	236	1,220,000	10,974,727	-	2,186,257	1,220,000	13,160,984	14,380,984	(6,777,876)	7,603,108	(I)
Hampshire Place	Los Angeles, CA	1989	259	10,806,000	30,335,330	-	1,223,638	10,806,000	31,558,968	42,364,968	(4,233,952)	38,131,016	18,011,106
Harbor Steps	Seattle, WA (G)	2000	730	59,900,000	158,829,432	-	2,348,454	59,900,000	161,177,886	221,077,886	(15,799,640)	205,278,246	139,030,349
Heritage at Stone Ridge	Burlington, MA	2005	180	10,800,000	31,808,335	-	351,085	10,800,000	32,159,420	42,959,420	(2,826,856)	40,132,564	28,945,096
Heritage Green	Sturbridge, MA	1974	130	835,313	5,583,898	-	925,677	835,313	6,509,575	7,344,888	(1,904,057)	5,440,831	1,408,832
High Meadow	Ellington, CT	1975	100	583,679	3,901,774	-	417,769	583,679	4,319,544	4,903,222	(1,187,795)	3,715,427	3,925,867
Highland Point	Aurora, CO	1984	319	1,631,900	14,684,439	-	1,979,510	1,631,900	16,663,949	18,295,849	(6,767,199)	11,528,650	(K)
Highlands at Cherry Hill	Cherry Hills, NJ	2002	170	6,800,000	21,459,108	-	392,239	6,800,000	21,851,348	28,651,348	(2,358,198)	26,293,150	16,500,728
Highlands at South Plainfield	South Plainfield, NJ	2000	252	10,080,000	37,526,912	-	474,531	10,080,000	38,001,443	48,081,443	(3,592,829)	44,488,614	21,770,717
Isle at Arrowhead Ranch	Glendale, AZ	1996	256	1,650,237	19,593,123	-	1,184,935	1,650,237	20,778,059	22,428,296	(7,435,673)	14,992,623	(K)
Ivory Wood	Bothell, WA	2000	144	2,732,800	13,888,282	-	391,886	2,732,800	14,280,168	17,012,968	(2,120,497)	14,892,471	8,020,000
Jacken Towers	Beverly, MA	1976	100	437,072	2,921,735	-	864,990	437,072	3,786,726	4,223,797	(1,245,830)	2,977,968	1,560,143
La Terrazza at Colma Station	Colma, CA (G)	2005	153	-	41,248,955	-	68,451	-	41,317,406	41,317,406	(1,235,581)	40,081,824	25,940,000
LaSalle	Beaverton, OR (G)	1998	554	7,202,000	35,877,612	-	1,692,566	7,202,000	37,570,178	44,772,178	(7,966,988)	36,805,189	31,420,615
Legacy at Highlands Ranch	Highlands Ranch, CO	1999	422	6,330,000	37,557,013	-	843,759	6,330,000	38,400,772	44,730,772	(5,242,201)	39,488,572	22,513,718
Lenox at Patterson Place	Durham, NC	1999	292	4,380,000	18,974,425	-	367,898	4,380,000	19,342,322	23,722,322	(3,038,844)	20,683,479	13,161,818
Lincoln Heights	Quincy, MA	1991	336	5,928,400	33,595,262	-	7,007,277	5,928,400	40,602,539	46,530,939	(13,079,279)	33,451,660	(L)
Longfellow Glen	Sudbury, MA	1984	120	1,094,273	7,314,994	-	2,148,563	1,094,273	9,463,557	10,557,830	(2,864,090)	7,693,741	3,310,700
Longwood	Decatur, GA	1992	268	1,454,048	13,087,393	-	1,563,646	1,454,048	14,651,039	16,105,087	(7,124,770)	8,980,317	(M)
Loomis Manor	West Hartford, CT	1948	43	422,350	2,823,326	-	362,657	422,350	3,185,983	3,608,333	(913,248)	2,695,085	(J)
Madison at Cedar Springs	Dallas, TX	1995	380	2,470,000	33,194,620	-	3,281,942	2,470,000	36,476,563	38,946,563	(11,411,712)	27,534,851	(L)
Madison at Chase Oaks	Plano, TX	1995	470	3,055,000	28,932,885	-	2,092,387	3,055,000	31,025,272	34,080,272	(10,381,634)	23,698,638	(L)
Madison at River Sound	Lawrenceville, GA	1996	586	3,666,999	47,387,106	-	1,854,500	3,666,999	49,241,606	52,908,606	(16,021,676)	36,886,930	(N)
Marks	Englewood, CO (G)	1987	616	4,928,500	44,622,314	-	4,213,564	4,928,500	48,835,878	53,764,378	(18,967,762)	34,796,617	19,195,000
Meadow Ridge	Norwich, CT	1987	120	747,957	4,999,937	-	559,717	747,957	5,559,654	6,307,611	(1,515,227)	4,792,384	4,114,957
Merritt at Satellite Place	Duluth, GA	1999	424	3,400,000	30,115,674	-	2,117,467	3,400,000	32,233,142	35,633,142	(9,152,163)	26,480,979	(M)
Mill Pond	Millersville, MD	1984	240	2,880,000	8,468,014	-	1,907,347	2,880,000	10,375,361	13,255,361	(3,873,637)	9,381,724	7,300,000
Monte Viejo	Phoenix, AZ	2004	480	12,700,000	45,926,784	-	455,809	12,700,000	46,382,593	59,082,593	(3,358,503)	55,724,091	40,759,577
Monterra	Scottsdale, AZ	1999	249	3,455,000	17,266,787	-	1,007,476	3,455,000	18,274,263	21,729,263	(5,716,964)	16,012,298	(K)
Mountain Park Ranch	Phoenix, AZ	1994	240	1,662,332	18,260,276	-	1,423,621	1,662,332	19,683,897	21,346,229	(7,203,336)	14,142,893	(O)
Neboiden Glen	Needham, MA	1978	61	634,538	4,241,755	-	628,398	634,538	4,870,153	5,504,691	(1,303,135)	4,201,556	468,599
Noonan Glen	Winchester, MA	1983	18	151,344	1,011,700	-	326,786	151,344	1,338,487	1,489,830	(386,188)	1,103,642	313,036
North Pier at Harborside	Jersey City, NJ (O)	2003	297	4,000,159	94,406,116	-	576,802	4,000,159	94,982,918	98,983,077	(12,435,081)	86,547,996	76,862,000
Northampton 1	Largo, MD	1977	344	1,843,200	17,528,381	-	4,936,967	1,843,200	22,465,347	24,308,547	(11,371,967)	12,936,580	18,166,979
Northglen	Valencia, CA	1988	234	9,360,000	20,778,553	-	1,333,926	9,360,000	22,112,479	31,472,479	(5,670,483)	25,801,996	13,714,509
Norton Glen	Norton, MA	1983	150	1,012,556	6,768,727	-	2,835,409	1,012,556	9,604,136	10,616,691	(2,937,478)	7,679,214	3,079,429
Oak Mill I	Germantown, MD	1984	208	10,000,000	13,155,522	-	6,096,589	10,000,000	19,252,111	29,252,111	(2,161,255)	27,090,855	13,656,351
Oak Mill II	Germantown, MD	1985	192	854,133	10,233,947	-	4,928,817	854,133	15,162,765	16,016,897	(5,625,257)	10,391,640	9,600,000
Oaks	Santa Clarita, CA	2000	520	23,400,000	61,020,438	-	1,880,716	23,400,000	62,901,154	86,301,154	(10,871,549)	75,429,605	43,476,737
Oak Park North	Agoura Hills, CA	1990	220	1,706,900	15,362,666	-	1,884,274	1,706,900	17,246,940	18,953,840	(7,325,057)	11,628,783	(I)
Oak Park South	Agoura Hills, CA	1989	224	1,683,800	15,154,608	-	1,991,618	1,683,800	17,146,226	18,830,026	(7,325,463)	11,504,563	(I)
Ocean Walk	Key West, FL	1990	297	2,838,749	25,545,009	-	2,275,775	2,838,749	27,820,784	30,659,532	(10,102,261)	20,557,271	21,079,921
Old Mill Glen	Maynard, MA	1983	50	396,756	2,652,233	-	417,954	396,756	3,070,186	3,466,942	(867,331)	2,599,611	1,321,102
Olde Redmond Place	Redmond, WA	1986	192	4,807,100	14,126,038	-	3,687,109	4,807,100	17,813,147	22,620,247	(6,049,041)	16,571,206	(L)
Parc East Towers	New York, NY (G)	1977	324	102,163,000	108,946,642	-	2,555,100	102,163,000	111,501,742	213,664,742	(3,419,156)	210,245,587	18,520,642
Parkfield	Denver, CO	2000	476	8,330,000	28,667,618	-	1,519,104	8,330,000	30,186,721	38,516,721	(7,714,997)	30,801,724	23,275,000
Portofino (Val)	Valencia, CA	1989	216	8,640,000	21,487,126	-	1,837,321	8,640,000	23,324,447	31,964,447	(5,842,351)	26,122,096	13,327,748
Portside Towers	Jersey City, NJ (G)	1992-1997	527	22,487,006	96,842,913	-	6,874,383	22,487,006	103,717,296	126,204,302	(34,823,731)	91,380,572	50,559,546
Prairie Creek I & II	Richardson, TX	1998-1999	464	4,067,292	38,986,022	-	2,010,070	4,067,292	40,996,093	45,063,384	(12,853,449)	32,209,935	(K)
Preston Bend	Dallas, TX	1986	255	1,075,200	9,532,056	-	1,914,415	1,075,200	11,446,471	12,521,671	(4,579,812)	7,941,859	(I)
Promenade at Town Center II	Valencia, CA	2001	270	13,500,000	34,405,636	-	1,225,229	13,500,000	35,630,866	49,130,866	(5,540,025)	43,590,841	34,784,190
Promenade Terrace	Corona, CA	1990	330	2,272,800	20,546,289	-	3,747,410	2,272,800	24,293,699	26,566,499	(10,190,123)	16,376,376	16,571,829
Providence	Bothell, WA	2000	200	3,573,621	19,055,505	-	342,320	3,573,621	19,397,826	22,971,447	(3,151,462)	19,819,985	(O)
Ravens Crest	Plainsboro, NJ	1984	704	4,670,850	42,080,642	-	10,495,305	4,670,850	52,575,948	57,246,798	(24,479,186)	32,767,612	(L)
Reserve at Ashley Lake	Boynton Beach, FL	1990	440	3,520,400	23,332,494	-	3,459,404	3,520,400	26,791,898	30,312,298	(9,838,098)	20,474,200	24,150,000
Reserve at Empire Lakes	Rancho Cucamonga, CA	2005	467	16,345,000	73,081,671	-	428,556	16,345,000	73,510,227	89,855,227	(7,215,451)	82,639,776	(O)
Reserve at Fairfax Corners	Fairfax, VA	2001	652	15,804,057	63,129,051	-	1,454,258	15,804,057	64,583,308	80,387,365	(12,944,749)	67,442,616	(N)
Reserve at Potomac Yard	Alexandria, VA	2002	588	11,918,917	68,976,484	-	1,418,504	11,918,917	70,394,989	82,313,905	(10,014,972)	72,298,933	66,470,000
Reserve at Town Center	Loudon, VA	2002	290	3,144,056	27,669,121	-	505,969	3,144,056	28,175,090	31,319,145	(4,273,621)	27,045,525	26,500,000
Reserve at Town Center (WA)	Mill Creek, WA	2001	389	10,369,400	41,172,081	-	817,575	10,369,400	41,989,656	52,359,056	(6,012,384)	46,346,673	29,160,000
Retreat, The	Phoenix, AZ	1999	480	3,475,114	27,265,252	-	1,613,390	3,475,114	28,878,642	32,353,756	(8,908,352)	23,445,404	(M)
Ribbon Mill	Manchester, CT	1908	104	787,929	5,267,144	-	486,059	787,929	5,753,203	6,541,132	(1,611,390)	4,929,743	4,105,953
River Pointe at Den Rock Park	Lawrence, MA	2000	174	4,615,702	18,440,147	-	866,143	4,615,702	19,306,290	23,921,992	(3,862,632)	20,059,361	18,100,000
Rivers Bend (CT)	Windsor, CT	1973	373	3,325,517	22,573,826	-	1,631,098	3,325,517	24,204,924	27,530,440	(6,569,695)	20,960,745	(J)
Rockingham Glen	West Roxbury, MA	1974	143	1,124,217	7,515,160	-	1,176,910	1,124,217	8,692,070	9,816,287	(2,474,321)	7,341,965	1,860,250
Rolling Green (Amherst)	Amherst, MA	1970	204	1,340,702	8,962,317	-	2,672,687	1,340,702	11,635,005	12,975,707	(3,506,324)	9,469,383	2,958,497
Rolling Green (Milford)	Milford, MA	1970	304	2,012,350	13,452,150	-	2,773,174	2,012,350	16,225,324	18,237,675	(4,939,539)	13,298,135	6,010,718
Savannah Midtown	Atlanta, GA	2000	322	7,209,873	29,433,507	-	1,084,912	7,209,873	30,518,420	37,728,293	(4,684,392)	33,043,901	17,800,000
Savoy I	Aurora, CO	2001	444	5,450,295	38,765,670	-	1,219,192	5,450,295	39,984,862	45,435,157	(6,251,814)	39,183,343	(L)
Scarborough Square	Rockville, MD	1967	121	1,815,000	7,608,126	-	1,979,653	1,815,000	9,587,779	11,402,779	(3,468,212)	7,934,567	4,563,900
Security Manor	Westfield, MA	1971	63	355,456	2,376,152	-	252,530	355,456	2,628,682	2,984,138	(693,641)	2,290,497	(J)
Sedona Springs	Austin, TX	1995	396	2,574,000	23,477,043	-	3,163,825	2,574,000	26,640,868	29,214,868	(9,116,226)	20,098,642	(M)
Siena Terrace	Lake Forest, CA	1988	356	8,900,000	24,083,024	-	2,016,430	8,900,000	26,099,453	34,999,453	(8,490,698)	26,508,756	16,425,607
Skycrest	Valencia, CA	1999	264	10,560,000	25,574,457	-	1,338,002	10,560,000	26,912,460	37,472,460	(6,857,217)	30,615,243	16,597,178
Skyline Towers	Falls Church, VA (G)	1971	939	78,278,200	91,485,591	-	18,324,816	78,278,200	109,810,407	188,088,607	(11,514,751)	176,573,856	91,416,201
Skyview	Rancho Santa Margarita, CA	1999	260	3,380,000	21,952,863	-	1,028,178	3,380,000	22,981,041	26,361,041	(6,951,382)	19,409,660	(M)
Sonterra at Foothill Ranch	Foothill Ranch, CA	1997	300	7,503,400	24,048,507	-	1,136,310	7,503,400	25,184,817	32,688,217	(8,740,401)	23,947,817	(L)
South Winds	Fall River, MA	1971	404	2,481,821	16,780,359	-	2,777,265	2,481,821	19,557,624	22,039,445	(5,923,237)	16,116,208	5,896,043
Springs Colony	Altamonte Springs, FL	1986	188	630,411	5,852,157	-	1,053,426	630,411	7,905,582	8,535,993	(4,074,820)	4,461,174	(I)
Stonegate (CO)	Broomfield, CO	2003	350	8,750,000	32,998,775	-	2,019,931	8,750,000	35,018,707	43,768,707	(3,951,208)	39,817,498	(O)
Stoney Ridge	Dale City, VA	1985	264	8,000,000	24,147,091	-	4,790,990	8,000,000	28,938,081	36,938,081	(3,007,693)	33,930,388	16,180,463
Stonybrook	Boynton Beach, FL	2001	264	10,500,000	24,967,638	-	599,089	10,500,000	25,566,727	36,066,727	(3,059,141)	33,007,586	22,583,763

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2007

Description				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition (Improvements, net) (E)		Gross Amount Carried at Close of Period 12/31/07					
Apartment Name	Location	Date of Construction	Units (H)	Land	Building & Fixtures	Land	Building & Fixtures	Land	Building & Fixtures (A)	Total (B)	Accumulated Depreciation (C)	Investment in Real Estate, Net at 12/31/07	Encumbrances
Summerhill Glen	Maynard, MA	1980	120	415,812	3,000,816	-	565,749	415,812	3,566,565	3,982,377	(1,121,739)	2,860,639	1,515,977
Summerset Village	Chatsworth, CA	1985	280	2,629,658	23,670,889	-	2,641,762	2,629,658	26,312,652	28,942,310	(10,318,943)	18,623,367	(K)
Summit & Birch Hill	Farmington, CT	1967	186	1,757,438	11,748,112	-	1,731,963	1,757,438	13,480,076	15,237,514	(3,638,725)	11,598,788	(J)
Talleyrand	Tarrytown, NY (I)	1997-1998	300	12,000,000	49,838,160	-	3,378,346	12,000,000	53,216,506	65,216,506	(11,777,037)	53,439,469	35,000,000
Tanasbourne Terrace	Hillsboro, OR	1986-1989	373	1,876,700	16,891,205	-	3,342,596	1,876,700	20,233,800	22,110,500	(10,037,130)	12,073,371	(K)
Tanglewood (RI)	West Warwick, RI	1973	176	1,141,415	7,630,129	-	790,833	1,141,415	8,420,962	9,562,377	(2,276,979)	7,285,399	6,014,861
Tanglewood (VA)	Manassas, VA	1987	432	2,108,295	24,619,495	-	7,657,839	2,108,295	32,277,334	34,385,629	(13,054,441)	21,331,187	25,110,000
Teresina	Chula Vista, CA	2000	440	28,600,000	61,916,670	-	891,546	28,600,000	62,808,216	91,408,216	(3,630,606)	87,777,610	45,359,962
Touriel Building	Berkeley, CA (G)	2004	35	2,736,000	7,810,027	-	10,684	2,736,000	7,820,711	10,556,711	(387,404)	10,169,306	5,050,000
Turf Club	Littleton, CO	1986	324	2,107,300	15,478,040	-	2,559,346	2,107,300	18,037,387	20,144,687	(7,074,186)	13,070,501	(M)
Uwajimaya Village	Seattle, WA	2002	176	8,800,000	22,188,288	-	63,037	8,800,000	22,251,325	31,051,325	(2,471,980)	28,579,345	16,806,170
Van Deene Manor	West Springfield, MA	1970	111	744,491	4,976,771	-	449,954	744,491	5,426,725	6,171,216	(1,518,587)	4,652,629	(J)
Villa Encanto	Phoenix, AZ	1983	385	2,884,447	22,197,363	-	2,942,785	2,884,447	25,140,147	28,024,594	(9,687,196)	18,337,398	(M)
Village at Bear Creek	Lakewood, CO	1987	472	4,519,700	40,676,390	-	2,946,873	4,519,700	43,623,263	48,142,963	(16,258,637)	31,884,326	(L)
Vista Del Lago (TX)	Dallas, TX	1992	296	3,552,000	20,066,912	-	1,480,067	3,552,000	21,546,979	25,098,979	(5,563,391)	19,535,588	(K)
Warwick Station	Westminster, CO	1986	332	2,282,000	21,113,974	-	2,360,516	2,282,000	23,474,490	25,756,490	(8,586,825)	17,169,666	8,355,000
Waterford at Orange Park	Orange Park, FL	1986	280	1,960,000	12,098,784	-	2,485,964	1,960,000	14,584,748	16,544,748	(5,585,973)	10,958,776	9,540,000
Waterford Place (CO)	Thornton, CO	1998	336	5,040,000	29,733,022	-	915,957	5,040,000	30,648,979	35,688,979	(4,116,844)	31,572,136	(M)
Wellington Hill	Manchester, NH	1987	390	1,890,200	17,120,662	-	5,731,196	1,890,200	22,851,858	24,742,058	(11,433,549)	13,308,509	(I)
Westwood Glen	Westwood, MA	1972	156	1,616,505	10,806,004	-	640,413	1,616,505	11,446,416	13,062,921	(2,966,297)	10,096,624	846,015
Whisper Creek	Denver, CO	2002	272	5,310,000	22,998,558	-	431,958	5,310,000	23,430,516	28,740,516	(3,212,048)	25,528,469	13,580,000
Wilkins Glen	Medfield, MA	1975	103	538,483	3,629,943	-	704,662	538,483	4,334,606	4,873,088	(1,343,500)	3,529,589	1,343,140
Windridge (CA)	Laguna Niguel, CA	1989	344	2,662,900	23,985,497	-	3,394,610	2,662,900	27,380,107	30,043,007	(13,043,657)	16,999,350	(I)
Woodbridge	Cary, GA	1993-1995	128	737,400	6,636,870	-	1,206,217	737,400	7,843,087	8,580,487	(3,406,070)	5,174,417	4,082,366
Woodbridge (CT)	Newington, CT	1968	73	498,377	3,331,548	-	665,636	498,377	3,997,184	4,495,561	(1,057,216)	3,438,345	(J)
Woodlake (WA)	Kirkland, WA	1984	288	6,631,400	16,735,484	-	2,060,179	6,631,400	18,795,663	25,427,063	(6,734,462)	18,692,601	(L)
Woodleaf	Campbell, CA	1984	178	8,550,600	16,988,183	-	1,211,456	8,550,600	18,199,638	26,750,238	(6,105,420)	20,644,818	(L)
EQR Wholly Owned Encumbered			43,688	1,011,383,522	3,860,942,268	-	312,601,047	1,011,383,522	4,173,543,315	5,184,926,837	(968,402,375)	4,216,524,462	1,730,258,477
EQR Partially Owned Unencumbered:													
111 Lawrence Street	Brooklyn, NY	(F)	-	40,099,922	9,669,357	-	-	40,099,922	9,669,357	49,769,280	-	49,769,280	-
1210 Mass	Washington, D.C.	2004	144	9,213,512	30,728,957	-	74,091	9,213,512	30,803,048	40,016,560	(3,716,881)	36,299,679	-
Ball Park Lofts	Denver, CO (G)	2003	339	5,481,556	53,281,695	-	552,223	5,481,556	53,833,918	59,315,474	(7,025,733)	52,289,741	-
Butterfield Ranch	Chino Hills, CA	(F)	-	15,617,709	1,675,042	-	-	15,617,709	1,675,042	17,292,750	-	17,292,750	-
Chinatown Gateway (Land)	Los Angeles, CA	(F)	-	13,191,831	6,062,720	-	-	13,191,831	6,062,720	19,254,551	-	19,254,551	-
Hudson Crossing II	New York, NY	(F)	-	13,177,769	7,502,163	-	-	13,177,769	7,502,163	20,679,932	-	20,679,932	-
Springbrook Estates	Riverside, CA	(F)	-	70,532,700	770,100	-	-	70,532,700	770,100	71,302,801	-	71,302,801	-
Vista Montana - Residential	San Jose, CA	(F)	-	31,468,209	1,723,019	-	-	31,468,209	1,723,019	33,191,228	-	33,191,228	-
Vista Montana - Townhomes	San Jose, CA	(F)	-	33,432,829	3,453,129	-	-	33,432,829	3,453,129	36,885,958	-	36,885,958	-
Westgate	Pasadena, CA	(F)	-	-	3,347,784	-	-	-	3,347,784	3,347,784	-	3,347,784	-
Westgate Pasadena and Green	Pasadena, CA	(F)	-	-	390,813	-	-	-	390,813	390,813	-	390,813	-
EQR Partially Owned Unencumbered			483	232,216,038	118,604,779	-	626,314	232,216,038	119,231,093	351,447,131	(10,742,614)	340,704,517	-
EQR Partially Owned Encumbered:													
303 Third Street	Cambridge, MA	(F)	-	27,812,384	113,019,691	-	-	27,812,384	113,019,691	140,832,075	-	140,832,075	50,980,648
Agliano	Tampa, FL	(F)	-	8,424,662	6,973,908	-	-	8,424,662	6,973,908	15,398,570	-	15,398,570	6,299,434
Alta Pacific	Irvine, CA	(F)	-	10,752,145	30,391,191	-	10,642	10,752,145	30,401,832	41,153,977	(309)	41,153,668	28,260,000
Bella Terra I	Mukilteo, WA	2002	235	5,686,861	26,070,540	-	379,506	5,686,861	26,450,046	32,136,908	(4,267,508)	27,869,400	23,350,000
Brookside Crossing I	Stockton, CA	1981	90	625,000	4,663,298	-	1,459,876	625,000	6,123,174	6,748,174	(1,945,549)	4,802,625	4,658,000
Brookside Crossing II	Stockton, CA	1981	128	770,000	5,967,676	-	1,447,234	770,000	7,414,910	8,184,910	(2,135,120)	6,049,790	4,867,000
Canyon Creek (CA)	San Ramon, CA	1984	268	5,425,000	18,812,121	-	2,074,613	5,425,000	20,886,733	26,311,733	(5,252,501)	21,059,232	28,000,000
City Lofts	Chicago, IL	(F)	-	5,946,369	46,667,828	-	-	5,946,369	46,667,828	52,614,197	-	52,614,197	27,568,548
Cobblestone Village	Fresno, CA	1983	162	315,000	7,587,004	-	1,673,932	315,000	9,260,937	9,575,937	(2,350,022)	7,225,915	6,000,000
Country Oaks	Agoura Hills, CA	1985	256	6,105,000	29,561,865	-	2,457,023	6,105,000	32,018,887	38,123,887	(6,725,845)	31,398,042	29,412,000
Dublin West	Dublin, CA	(F)	-	17,442,432	2,389,875	-	-	17,442,432	2,389,875	19,832,307	-	19,832,307	8,704,590
Edgewater	Bakersfield, CA	1984	258	580,000	17,710,063	-	1,928,816	580,000	19,638,879	20,218,879	(4,499,247)	15,719,632	11,988,000
EDS Dulles	Herndon, VA	(F)	-	60,152,675	2,729,438	-	-	60,152,675	2,729,438	62,882,113	-	62,882,113	27,730,522
Fox Ridge	Englewood, CO	1984	300	2,490,000	17,522,114	-	2,603,152	2,490,000	20,125,265	22,615,265	(5,528,077)	17,087,188	20,300,000
Hidden Lake	Sacramento, CA	1985	272	1,715,000	16,413,154	-	1,844,574	1,715,000	18,257,728	19,972,728	(4,588,328)	15,384,400	15,165,000
Lakeview	Lodi, CA	1983	138	950,000	7,383,862	-	1,271,535	950,000	8,655,397	9,605,397	(2,278,839)	7,326,557	7,286,000
Lakewood	Tulsa, OK	1985	152	855,000	6,480,774	-	1,133,695	855,000	7,614,469	8,469,469	(2,306,534)	6,162,934	5,600,000
Lantern Cove	Foster City, CA	1985	232	6,945,000	23,332,206	-	1,719,769	6,945,000	25,051,975	31,996,975	(6,042,279)	25,954,696	36,403,000
Legacy Park Central	Concord, CA	2003	259	6,469,230	46,745,834	-	114,448	6,469,230	46,860,301	53,329,531	(5,965,625)	47,363,906	37,650,000
Mesa Del Oso	Albuquerque, NM	1983	221	4,305,000	12,160,419	-	1,028,594	4,305,000	13,189,013	17,494,013	(3,634,157)	13,859,856	10,103,519
Montclair Metro	Montclair, NJ	(F)	-	2,208,343	9,189,521	-	-	2,208,343	9,189,521	11,397,864	-	11,397,864	1,022
Mozaic (Union Station)	Los Angeles, CA	2007	272	8,500,000	59,348,998	-	52,100	8,500,000	59,401,098	67,901,098	(2,038,543)	65,862,556	47,205,878
Red Road Commons	Miami, FL	(F)	-	27,383,547	7,616,356	-	-	27,383,547	7,616,356	34,999,903	-	34,999,903	17,387,500
Schooner Bay I	Foster City, CA	1985	168	5,345,000	20,509,239	-	1,693,257	5,345,000	22,202,496	27,547,496	(5,046,332)	22,501,164	27,000,000
Schooner Bay II	Foster City, CA	1985	144	4,550,000	18,142,163	-	1,767,771	4,550,000	19,909,934	24,459,934	(4,456,367)	20,003,567	23,760,000
Scottsdale Meadows	Scottsdale, AZ	1984	168	1,512,000	11,423,349	-	1,226,437	1,512,000	12,649,786	14,161,786	(4,713,735)	9,448,051	9,100,000
Silver Spring	Silver Spring, MD	(F)	-	18,539,817	71,313,437	-	-	18,539,817	71,313,437	89,853,254	-	89,853,254	53,202,351
South Shore	Stockton, CA	1979	129	840,000	9,380,786	-	1,375,431	840,000	10,756,217	11,596,217	(2,610,685)	8,985,532	6,833,000
Tierra Antigua	Albuquerque, NM	1985	148	1,825,000	7,841,358	-	545,378	1,825,000	8,386,737	10,211,737	(2,342,098)	7,869,638	5,970,261
Vintage	Ontario, CA	2005-2007	300	7,059,230	47,663,026	-	1,212	7,059,230	47,664,238	54,723,468	(1,674,723)	53,048,745	33,000,000
Waterfield Square I	Stockton, CA	1984	170	950,000	9,300,249	-	1,949,168	950,000	11,249,417	12,199,417	(3,010,231)	9,189,186	6,923,000
Waterfield Square II	Stockton, CA	1984	158	845,000	8,657,988	-	1,521,408	845,000	10,179,396	11,024,396	(2,557,143)	8,467,253	6,595,000
Westgate Pasadena Apartments	Pasadena, CA	(F)	-	22,898,848	13,690,500	-	-	22,898,848	13,690,500	36,589,348	-	36,589,348	163,160,000
Westgate Pasadena Condos	Pasadena, CA	(F)	-	29,977,725	8,040,439	-	-	29,977,725	8,040,439	38,018,164	-	38,018,164	12,368,357
Willow Brook (CA)	Pleasant Hill, CA	1985	228	5,055,000	38,388,672	-	1,374,088	5,055,000	39,762,760	44,817,760	(5,975,553)	38,842,207	29,000,000
Willow Creek	Fresno, CA	1984	116	275,000	6,639,018	-	1,093,306	275,000	7,732,324	8,007,324	(1,957,350)	6,049,974	5,112,000
EQR Partially Owned Encumbered			4,972	311,531,268	789,727,977	-	33,746,965	311,531,268	823,474,942	1,135,006,210	(93,902,700)	1,041,103,510	836,944,629
Portfolio/Entity Encumbrances (1)													1,038,768,281
Total Consolidated Investment in Real Estate			138,644	$ 4,129,393,596	$ 13,048,227,149	$ -	$ 1,155,729,558	$ 4,129,393,596	$ 14,203,956,708	$ 18,333,350,305	$ (3,170,125,219)	$ 15,163,225,086	$ 3,605,971,387

(1) See attached Encumbrances Reconciliation

EQUITY RESIDENTIAL
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2007

NOTES:

(A) The balance of furniture & fixtures included in the total investment in real estate amount was $890,975,304 as of December 31, 2007.

(B) The aggregate cost for Federal Income Tax purposes as of December 31, 2007 was approximately $9.7 billion.

(C) The life to compute depreciation for building is 30 years, for building improvements ranges from 5 to 10 years, for furniture & fixtures and replacements is 5 years, and for in-place leases is the average remaining term of each respective lease.

(D) This asset consists of various acquisition dates and largely represents furniture, fixtures and equipment, leasehold improvements and capitalized software costs owned by the Management Business, which are generally depreciated over periods ranging from 3 to 7 years.

(E) Primarily represents capital expenditures for major maintenance and replacements incurred subsequent to each property's acquisition date.

(F) Represents land, construction-in-progress and/or miscellaneous pursuit costs on projects either held for future development or projects currently under development.

(G) A portion or all of these properties includes commercial space (retail, parking and/or office space).

(H) Total properties and units exclude both the Partially Owned Properties - Unconsolidated consisting of 44 properties and 10,446 units, and the Military Housing (Fee Managed) consisting of one property and 3,731 units.

Corporate Data

Total Shareholder Returns

Performance Graph 2003-2007

The following graph compares our shareholder return (assuming reinvestment of dividends) since December 31, 2002 with the S&P 500 Index and the index of equity REITs prepared by NAREIT. The graph assumes an investment of $100 in Equity Residential and the two indexes on December 31, 2002. The NAREIT equity index includes all tax-qualified equity REITs listed on the NYSE, the American Stock Exchange and the Nasdaq Stock Market.



$300
250
200
150
100
50
0
NAREIT
EQR
S&P 500

	DEC 2002	DEC 2003	DEC 2004	DEC 2005	DEC 2006	DEC 2007
NAREIT	$100	$138	$181	$196	$263	$216
EQR	100	128	166	188	253	190
S&P 500	100	129	143	150	173	183

Corporate Office

Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606-2609
Phone: 312.474.1300
www.equityresidential.com

Our Guidelines on Governance, Code of Ethics and Business Conduct and Committee Charters are available in the Investor Information section of our website at www.equityresidential.com.

Executive Officers

David J. Neithercut
President, Chief Executive Officer

Alan W. George
Executive Vice President,
Chief Investment Officer

Mark J. Parrell
Executive Vice President,
Chief Financial Officer

John Powers
Executive Vice President–Human Resources

David S. Santee
Executive Vice President–Operations

Bruce C. Strohm
Executive Vice President and General Counsel

Mark N. Tennison
Executive Vice President–Development

Frederick C. Tuomi
Executive Vice President,
President–Property Management

Auditors

Ernst & Young LLP
Chicago, Illinois

Transfer Agent

To keep securities information up-to-date and to ensure that holders of Equity Residential securities receive financial information as soon as possible after mailing, please advise the transfer agent of your new address or change of name. Write to them directly at the following address:

Computershare Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Or call, 1.800.733.5001
www.computershare.com/equiserve

Shareholders

There were approximately 4,000 record holders of Equity Residential common shares on January 31, 2008. The number of outstanding common shares as of January 31, 2008 was 269,644,705.

Form 10-K Availability

Requests for Equity Residential's Form 10-K filed with the Securities and Exchange Commission (SEC) and any other inquiries from individuals and institutional investors should be directed to:

Martin J. McKenna
Vice President–Investor and Public Relations
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606-2609
Phone: 1.888.879.6356
Email: InvestorRelations@eqrworld.com

The SEC also maintains a website that contains reports, proxy information and statements, and other information regarding registrants who file electronically with the SEC. The website address is: www.sec.gov.

Equity Residential has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2007 filed with the SEC certificates of Equity Residential's Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure. Equity Residential's Chief Executive Officer has also certified to the New York Stock Exchange (NYSE) that he is not aware of any violations by Equity Residential of the NYSE corporate governance listing standards.

Common Share Market Prices and Dividends

Equity Residential's common shares are listed on the New York Stock Exchange (NYSE), ticker symbol EQR. The high, low and closing sales prices on the NYSE and the distributions paid for the past two years were as follows:

2007	High	Low	Close	Dividend Paid
Fourth Quarter	$45.01	$33.79	$36.47	$0.4825
Third Quarter	$47.48	$35.00	$42.36	$0.4625
Second Quarter	$52.25	$44.36	$45.63	$0.4625
First Quarter	$56.46	$46.66	$48.23	$0.4625

2006	High	Low	Close	Dividend Paid
Fourth Quarter	$61.50	$49.42	$50.75	$0.4625
Third Quarter	$51.35	$44.04	$50.58	$0.4425
Second Quarter	$47.47	$41.45	$44.73	$0.4425
First Quarter	$47.74	$38.84	$46.79	$0.4425

Dividend Reinvestment and Share Purchase Plan

Equity Residential offers a Dividend Reinvestment and Share Purchase Plan. For an information packet, including the plan prospectus and enrollment form, please call the Plan Administrator, Computershare, at 1.800.337.5666.

Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606-2609

www.EquityResidential.com

END